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As filed with the Securities and Exchange Commission on February 11, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REDDY ICE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2097 (Primary Standard Industrial Classification Code Number)	56-2381368 (I.R.S. Employer Identification No.)

8750 North Central Expressway, Suite 1800
Dallas, Texas 75231
Telephone: (214) 526-6740
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Steven J. Janusek
Chief Financial Officer
Reddy Ice Holdings, Inc.
8750 North Central Expressway, Suite 1800
Dallas, Texas 75231
Telephone: (214) 526-6740
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Roger Meltzer, Esq. John Papachristos, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Telephone: (212) 701-3000 Facsimile: (212) 269-5420	Kris F. Heinzelman, Esq. George A. Stephanakis, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000 Facsimile: (212) 474-3700

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common stock, par value $0.01 per share	—	—	$230,000,000	$27,071

(1)
Includes            shares issuable upon exercise of the underwriters' option to purchase additional shares of common stock.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not, and the selling securityholders may not, sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2005

              Shares

Reddy Ice Holdings, Inc.

Common Stock

        This is the initial public offering of Reddy Ice Holdings, Inc. No public market currently exists for our common stock.

We are offering            shares of common stock. The selling shareholders identified in this prospectus, including affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp., underwriters participating in this offering, are offering an additional            shares. We will not receive any of the proceeds from the sale of shares being sold by the selling shareholders.

We currently anticipate the initial public offering price of our common stock to be between $                   and $                   per share. We intend to apply to list our common stock on the New York Stock Exchange under the trading symbol "            ".

Investing in our common stock involves risks. See "Risk Factors" beginning on page 13.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to Reddy Ice Holdings, Inc.	$	$
Proceeds to the Selling Shareholders	$	$

        Certain of the selling shareholders have granted the underwriters a 30-day option to purchase up to                         additional shares to cover any over-allotments.

Delivery of shares will be made on or about            , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	Lehman Brothers	Credit Suisse First Boston

Goldman, Sachs & Co.	CIBC World Markets

The date of this prospectus is                         , 2005.

        You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Dealer Prospectus Delivery Obligation

        Until                          , 2005 (25 days after commencement of this offering), all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        "Reddy Ice" and the logo set forth on the cover of this prospectus are our registered trademarks in the United States.

i

SUMMARY

        This summary highlights some of the information contained elsewhere in this prospectus. It may not include all the information that is important to you. You should read the entire prospectus carefully, including the more detailed information in the financial statements and the related notes included elsewhere in this prospectus. See "Risk Factors" for factors that you should consider before investing in our common stock and "Forward-Looking Statements" for information relating to statements contained in this prospectus that are not historical facts. In this prospectus, unless otherwise noted, (1) the words "Company," "we," "our," "ours" and "us" refer to Reddy Ice Group, Inc., formerly known as Packaged Ice, Inc., and its subsidiaries for periods through August 14, 2003 and to Reddy Ice Holdings, Inc. and its subsidiaries for periods subsequent to August 14, 2003, (2) "Reddy Group" refers to Reddy Ice Group, Inc., formerly known as Packaged Ice, Inc., and not its subsidiaries, and (3) "Reddy Holdings" refers to Reddy Ice Holdings, Inc. and not its subsidiaries.

Our Company

        We are the largest manufacturer and distributor of packaged ice in the United States, serving approximately 82,000 customer locations in 31 states and the District of Columbia under the Reddy Ice™ brand name. We believe our sales are more than three times those of any other packaged ice supplier in the United States. Our principal product is ice packaged in seven to fifty pound bags, which we sell to a highly diversified customer base, including supermarkets, mass merchants and convenience stores. For the nine months ended September 30, 2004, we sold the equivalent of over 397 million seven pound bags of ice. Our products are primarily sold throughout the southern United States (the "Sun Belt"), one of the most attractive regions in the country for packaged ice sales due to warm weather, extended peak selling seasons and favorable population growth patterns. We believe population growth is one of the primary drivers for growth in demand for packaged ice, and we operate in 13 of the 15 fastest growing metropolitan areas in the United States. In addition, our broad geographic reach helps insulate us from the impact of cool or rainy weather in any particular region. No other manufacturer and distributor of packaged ice in the United States has the geographic presence, infrastructure or capacity necessary to meet the multi-state demands of customers in our markets.

        Our business is characterized by consistent annual customer demand, attractive margins and modest annual capital requirements. We believe that retail consumer demand for packaged ice is relatively unaffected by adverse economic conditions due to its low cost and the lack of readily available substitutes. For the nine months ended September 30, 2004, we had revenues, Bank EBITDA and net income available to common shareholders of $232.4 million, $69.6 million and $10.6 million, respectively. For the definition of Bank EBITDA and a reconciliation of net income available to common shareholders to EBITDA and EBITDA to Bank EBITDA, see "Summary Historical and Pro Forma Condensed Financial Data."

        We operate in two business segments: ice products and non-ice products and operations. Ice products accounted for approximately 92% of our total revenues in 2003. This segment consists of the traditional manufacture and delivery of ice from a central point of production to the point of sale as well as sales from The Ice Factory® machines, our proprietary equipment located in our customers' high volume locations that produce, package and store ice through an automated, self-contained process. In 2003, traditional ice manufacturing and Ice Factory sales accounted for approximately 91% and 9% of ice product revenues, respectively. Non-ice products and operations consist of refrigerated warehousing and the manufacture and sale of bottled water. The majority of our sales are direct to commercial, agricultural and industrial customers. In addition, a portion of our products is sold through distributors who deliver ice to our customers on our behalf and who resell ice to their own customers.

        We have built a strong and loyal customer base by providing a high level of service and quality at competitive prices utilizing our extensive network of ice manufacturing plants and distribution centers. We have a diverse customer base and long-standing relationships with our customers across all major retail channels as evidenced by our high retention rates with prominent supermarkets, mass merchants and convenience stores such as Albertson's, Circle-K, ExxonMobil, Food Lion, Kroger, 7-Eleven and Wal-Mart. For the nine months ended September 30, 2004, our largest customer, Wal-Mart and Sam's Club on a combined basis, accounted for approximately 10% of our revenues. Most of our major customers, including eighteen of our top twenty retail ice customers, have purchased ice from us and our predecessor companies for over a decade. Within our markets we are the sole supplier of packaged ice to the majority of our top twenty retail ice customers. The percentage of our total revenues derived from and volume sold to national and regional convenience and grocery store chains has grown over the last several years as each of these retail channels has consolidated. We have benefited from supplying these national and regional retailers as many of these customers have grown at rates in excess of industry averages.

        At September 30, 2004, we owned or operated 56 ice manufacturing facilities, 54 distribution centers, approximately 79,000 merchandisers (cold storage units installed at customer locations), approximately 3,000 Ice Factories, six refrigerated warehouses and one bottled water plant. We had an aggregate daily ice manufacturing capacity of approximately 16,000 tons, the equivalent of 4.5 million seven pound bags of ice.

Industry Overview

        We estimate that the annual wholesale market for packaged ice is approximately $1.8 billion, which includes manufacturers such as ourselves and in-house production, primarily by small retail operations and, to a lesser extent, by large retailers. The packaged ice industry is highly fragmented and is led by us and several regional, multi-facility operators. The industry includes numerous local and regional companies of varying size and resources, with most ice manufacturers having annual revenues of less than $1.0 million.

        Traditional ice manufacturers produce and distribute packaged ice from a centrally located facility and, as a result of high transportation costs, are typically limited to servicing customers within approximately 100 miles from the point of production. Packaged ice suppliers compete based primarily on service, quality and price, with success dependent upon prompt and reliable delivery during peak seasonal months, an efficient manufacturing and distribution system, high-density customer distribution routes within a region and high customer concentration in a market area. Each customer location typically carries one brand of ice provided by a single supplier.

        The packaged ice industry is highly seasonal, characterized by peak demand during the warmer months of May through September, with an extended peak selling season in the southern United States. We believe volume growth in the packaged ice industry generally tracks population growth, thus favoring geographic markets with faster population growth. Demand within specific geographic markets can also be affected by weather conditions, with cool or rainy weather negatively impacting ice purchases.

Competitive Strengths

        We believe our competitive strengths include:

        Stable and Predictable Cash Flow Generation.    Historically, we have been able to generate significant cash flows from our operating activities. As a result of our recent acquisitions, limited working capital needs and modest capital expenditure requirements going forward, we believe we are well positioned to generate strong free cash flow to pay dividends to our shareholders and to service our indebtedness. In addition, at December 31, 2003, we had approximately $122 million of federal and state net operating loss carryforwards, or NOLs, which, subject to limitations, are available to offset future taxable income. These NOLs, if not utilized, will begin to expire in 2005 and fully expire by 2023.

        Unique Multi-State Presence and Infrastructure.    We are the largest company in the packaged ice industry, serving customers in 31 states and the District of Columbia. Our large geographic footprint gives us the necessary manufacturing capacity and distribution scale to service large retailers across multiple states and regions. Smaller local suppliers do not have the multi-state or multi-region service capabilities increasingly required by such customers. As a result of our unique multi-state presence and infrastructure, we believe we are well positioned to benefit from continued consolidation within our customer base and from increased reliance by national and regional customers on suppliers that serve multiple markets. In addition to providing us with competitive advantages with our customers, our broad geographic reach also helps insulate us from the variability of weather patterns in any individual region.

        Leading Market Position in Attractive Ice Markets.    We are the largest manufacturer and distributor of packaged ice in the United States. We are the market leader in the Sun Belt, one of the most attractive regions in the United States for packaged ice in terms of weather and population growth patterns. The markets we serve include 13 of the 15 fastest growing metropolitan areas in the United States. We believe our strong market position in these desirable markets will contribute to future growth in revenue and profitability.

        Long Standing Relationships with High Quality Customers.    We have been providing ice products and delivery services to many of our customers for more than a decade. These customers include prominent retailers across a variety of channels. Many of these customers require significant volumes of ice products on a multi-state basis and would require numerous suppliers to replace the extent of the services we currently provide. In addition, our customers depend on our consistent ability to ensure prompt and reliable delivery, particularly during peak seasonal months. The strength of our customer relationships is further reinforced by the fact that almost all of our customers rely on a single supplier of packaged ice at each point of sale. We believe that the strength of our customer relationships provides us with a significant competitive advantage over other suppliers in our markets.

        Multiple Distribution Service Offerings.    We attract and retain customers by offering a variety of service alternatives to meet our customers' specific supply chain needs. These alternatives include traditional distribution methods, such as delivery to our merchandisers, delivery of bulk quantities to retail locations and warehouse shipments from a centralized point of production. In addition, our proprietary Ice Factory units provide certain high volume customers with self-contained on-site ice production, packaging and storage. These delivery alternatives enable us to offer our customers the flexibility to meet their specific supply requirements in a reliable and cost-efficient manner.

        Strong, Incentivized Management Team with Proven Execution Capabilities.    Led by our Chairman and Chief Executive Officer, William P. Brick, and our President and Chief Operating Officer, Jimmy C. Weaver, our executive officers have extensive industry experience, averaging approximately 12 years with us and our predecessors. Our management team has been responsible for successfully executing our strategy of increasing our profitability through operational improvements, including cost rationalization, facility consolidation and working capital management, while strengthening customer relationships. After giving effect to this offering, members of our senior management team will have a combined equity ownership in Reddy Holdings of approximately      % of Reddy Holdings' fully diluted common equity.

Business Strategy

        Our business strategy is to strengthen our competitive position, increase revenues and drive profitability by:

        Enhancing Revenue Growth.    We believe there are several opportunities to maintain and grow our revenues through:

        Growth from Our Existing Customers.    We intend to capitalize on our long-standing customer relationships by growing with our large national and regional customers as they seek to increase their market penetration and consolidate the retail segments in which they operate. As the sole supplier in our regions to the majority of these customers, we are well positioned to share in our customers' growth. In addition, for certain customers for whom we are not the sole supplier, we believe there is an opportunity to capture incremental volume as these customers continue to reduce their supplier base in order to achieve efficiencies across the supply chain.

        New Product Introductions.    We continue to broaden our product offerings through the introduction of new sizes of bagged ice. We believe that introducing new bag sizes at various price points offers an opportunity to enhance our product mix and increase our sales and operating margins.

        Growth from Outsourcing Trends of Large Retailers.    Several large retailers continue to produce packaged ice in-house. Consistent with general outsourcing trends among retailers, we have assumed certain ice supply requirements for a number of large retail chains that previously operated captive ice manufacturing facilities, including

Albertson's, HEB and Safeway. We believe we will be able to capture additional volume from new and existing customers as retailers increasingly choose to outsource and focus on their core competencies.

        Selectively Pursuing Acquisitions.    The packaged ice industry continues to be highly fragmented. We will continue to pursue strategic acquisitions in existing or adjacent geographic markets that enhance the density of our distribution routes, provide capacity rationalization opportunities, increase our market penetration in existing markets or expand our presence in contiguous markets. In 2004 we acquired 11 businesses for purchase prices aggregating approximately $16.3 million. In addition, we acquired Triangle Ice Co., Inc., which we refer to in this prospectus as Triangle, in November 2003 for a purchase price of $64.3 million. We successfully integrated Triangle into our operations during 2004.

        Continuing Efficiency Improvements.    In the last five years, we have consolidated our ice manufacturing and distribution facilities, reducing the total number of facilities (including all acquired facilities) from 129 to 110 at September 30, 2004. At the same time, we have increased our overall capacity by relocating equipment and investing in new equipment. This has contributed to our operating margins (income from operations as a percentage of revenue) improving from 6.8% for the year ended December 31, 2001 to 16.6% for the year ended December 31, 2003. We have identified several opportunities for continued facility consolidations that we expect can be implemented without a significant increase in capital expenditures. In addition, we believe there are opportunities for continued efficiency improvements through distribution route optimization.

The Transactions

        Concurrently with the closing of this offering, we expect to enter into new senior secured credit facilities, which we refer to in this prospectus as our new credit facilities, in an aggregate principal amount of approximately $300 million, consisting of a revolving credit facility in an aggregate principal amount of approximately $60 million and a term loan facility in an aggregate principal amount of approximately $240 million. While our new credit facilities will permit us to pay dividends to holders of our common stock, they will contain significant restrictions on our ability to do so. See "Dividend Policy and Restrictions" and "Description of Indebtedness—New Credit Facilities".

        We expect to receive gross proceeds from this offering of approximately $            million, assuming an initial public offering price of $            per share of our common stock, which represents the midpoint of the range set forth on the cover page of this prospectus. These proceeds, together with approximately $240 million in borrowings we expect to receive under the term facility of our new credit facilities, will be used to repay in full all amounts outstanding under our existing credit facilities (approximately $178.2 million at September 30, 2004), and for the other uses identified below.

        Substantially concurrently with this offering, we expect to consummate a tender offer for any and all of Reddy Group's outstanding $152.0 million aggregate principal amount of 8 7/8% senior subordinated notes due 2011, which we refer to in this prospectus as the Reddy Group notes. In connection with the tender offer, we expect to solicit consents to amend the indenture governing the Reddy Group notes, which we refer to in this prospectus as the Reddy Group indenture. The proposed amendments would eliminate from the Reddy Group indenture substantially all of the restrictive covenants and certain events of default and related provisions. The tender offer and consent solicitation for the Reddy Group notes is conditioned upon, among other conditions, this offering and our entry into our new credit facilities. The tender offer and consent solicitation will be consummated on a substantially concurrent basis with the completion of this offering and our entry into our new credit facilities. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding after the consummation of this offering and the related transactions, and in that case the size of our new credit facilities will be correspondingly reduced.

        For additional information concerning this offering and the related transactions, see "Use of Proceeds," "Capitalization" and "Description of Indebtedness".

Our Existing Equity Investors

        On August 14, 2003, affiliates of Trimaran Fund Management, L.L.C., or Trimaran, and Bear Stearns Merchant Banking, or BSMB, the private equity affiliate of Bear, Stearns & Co. Inc., completed a series of transactions resulting in entities affiliated with Trimaran owning approximately 49% of Reddy Holdings' outstanding common stock and entities affiliated with BSMB owning approximately 49% of Reddy Holdings' outstanding common stock, with the remainder held by certain members of management and our board of directors. We collectively refer to the entities affiliated with Trimaran and BSMB that own our common stock as the "Sponsors" in this prospectus. We collectively refer to the Sponsors and members of our management and board of directors who hold our common stock prior to the completion of this offering as our "existing equity investors". The Sponsors and members of our management and board of directors who hold our common stock are the selling shareholders in this offering. See "Principal and Selling Shareholders". After giving effect to this offering, the Sponsors will have a combined equity ownership in Reddy Holdings of approximately      % of Reddy Holdings' fully diluted common equity and members of our senior management team will have a combined equity ownership in Reddy Holdings of approximately    % of Reddy Holdings' fully diluted common equity.

The Offering

Shares of common stock offered by us	shares.
Shares of common stock offered by the selling shareholders	shares.
Shares of common stock to be outstanding following the offering	shares.
Percentage of outstanding common stock following the offering represented by shares offered	%.
Use of Proceeds	We intend to use the net proceeds of this offering received by us, together with borrowings under our new credit facilities, to:
• repay in full our existing credit facilities;
• consummate a tender offer for any and all of the Reddy Group notes; and
• pay related fees and expenses.
We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders in the offering.
Dividend Policy
Our board of directors will adopt a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute as regular quarterly dividends to our shareholders a substantial portion of the cash generated by our business in excess of our expected cash needs and other possible uses. These expected cash needs include operating expenses and working capital requirements, cash interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company and taxes. See "Dividend Policy and Restrictions".
Listing	We intend to apply to have our common stock listed on the New York Stock Exchange under the trading symbol " ".

General Information About This Prospectus

        Throughout this prospectus, unless the context otherwise requires or we specifically state otherwise, we have assumed the following:

•	no exercise by the underwriters of their option to purchase up to additional shares to cover over-allotments as described in the "Underwriting" section;
•	the initial offering price shall be $ , the midpoint of the estimated price range shown on the cover page of this prospectus;
•	shares reserved and available for future grant or issuance under our 2003 Stock Option Plan shall be excluded; and
•	a for one stock split of our outstanding shares of common stock will be effected prior to the completion of this offering.

        We refer to the        for one split of our common stock, this offering, the repayment in full of our existing credit facilities, the entry into our new credit facilities, the repurchase of the Reddy Group notes, payment of transaction bonuses, payment of fees and expenses related to the foregoing and the termination of our monitoring and management services agreement with the Sponsors, collectively in this prospectus as this offering and the related transactions.

        Some figures in this prospectus may not total due to rounding adjustments.

Corporate Information

        Reddy Ice Holdings, Inc. was incorporated on May 8, 2003. Our principal executive offices are located at 8750 North Central Expressway, Suite 1800, Dallas, Texas 75231 and our telephone number is (214) 526-6740. Our website address is www.reddyice.com. Information contained in or connected to our website is not deemed to be incorporated by reference into, and does not otherwise constitute, a part of this prospectus.

Summary Historical and Pro Forma Condensed Financial Data

        The following table sets forth, for the periods and dates indicated, our summary historical and pro forma condensed financial data. Reddy Holdings and its wholly owned subsidiary Cube Acquisition Corp. were formed on May 8, 2003 for the purpose of acquiring Packaged Ice, Inc. and effecting certain capital transactions in connection with such acquisition. On August 15, 2003 Cube merged with and into Packaged Ice, which we refer to in this prospectus as the merger, with Packaged Ice being the surviving corporation. In connection with the merger, Packaged Ice was renamed Reddy Ice Group, Inc. Reddy Holdings and Cube conducted no operations during the period from May 8, 2003 through August 14, 2003. In this summary, "Successor" refers to Reddy Holdings and its subsidiaries while "Predecessor" refers to pre-merger Reddy Group and its subsidiaries, which was then known as "Packaged Ice, Inc."

        Our summary historical financial data for the period from January 1, 2003 through August 14, 2003, as of December 31, 2002 and for the years ended December 31, 2002 and 2001 have been derived from the audited financial statements of the Predecessor included elsewhere in this prospectus. Our summary financial data as of December 31, 2003 and for the period from May 8, 2003 through December 31, 2003 have been derived from the audited financial statements of the Successor included elsewhere in this prospectus. The summary historical financial data for the combined twelve months ended December 31, 2003 have been derived from the audited financial statements of the Predecessor for the period from January 1, 2003 through August 14, 2003 and the audited financial statements of the Successor for the period from May 8, 2003 through December 31, 2003. The summary historical financial data for the combined nine months ended September 30, 2003 have been derived from the audited financial statements of the Predecessor for the period from January 1, 2003 through August 14, 2003 and the unaudited financial statements of the Successor for the period from May 8, 2003 through September 30, 2003 included elsewhere in this prospectus. The summary historical financial data of the Successor as of September 30, 2004 and for the nine-month period ended September 30, 2004 have been derived from unaudited financial statements of the Successor included elsewhere in this prospectus. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year.

        The table contains summary unaudited pro forma financial information derived from the financial information set forth under "Unaudited Pro Forma Condensed Financial Information" included elsewhere in this prospectus. This unaudited pro forma information for the year ended December 31, 2003 gives effect to the following events as if they had occurred on January 1, 2003:

  •
  the merger;

  •
  the receipt of proceeds from the offering of the Reddy Group notes and borrowings under our existing senior credit facilities;

  •
  the acquisition of Triangle and the receipt of proceeds from equity issuances to the Sponsors and certain directors and members of senior management of Reddy Holdings primarily in connection with that acquisition;

  •
  the offering by Reddy Holdings of its 10 1/2% senior discount notes due 2012, which we refer to in this prospectus as the Reddy Holdings notes, and the borrowing under our existing revolving credit facility and the receipt of the proceeds therefrom, the redemption of Reddy Holdings' outstanding series A preferred stock, the payment of a dividend to holders of Reddy Holdings' common stock and the payment of a special transaction payment to certain members of management and certain directors; and

  •
  this offering and the related transactions.

        The unaudited pro forma balance sheet data as of September 30, 2004 gives effect to the following events as if they had occurred on September 30, 2004:

  •
  the offering of the Reddy Holdings notes, the borrowing under our existing revolving credit facility and the receipt of proceeds therefrom, the redemption of Reddy Holdings' outstanding series A preferred stock, the payment of a dividend to holders of Reddy Holdings' common stock and the payment of a special transaction payment to certain members of management and certain directors; and

  •
  this offering and the related transactions.

        The summary pro forma data do not purport to represent what our results of operations or financial position actually would have been if the transactions reflected in such pro forma data had occurred on the dates assumed in the pro forma financial information, nor do such data purport to project the results of operations for any future period or our financial condition as of any future date. The adjustments made in the pro forma financial information are based upon available information and certain assumptions that we believe are reasonable. You should read the summary unaudited pro forma financial data in conjunction with the information included under the headings titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Financial Information" and the historical combined financial statements and accompanying notes included elsewhere in this prospectus.

	Historical
					Combined Twelve Months Ended December 31, 2003
				May 8, 2003 (Date of Inception) to December 31, 2003		May 8, 2003 (Date of Inception) to September 30, 2003			Pro Forma Combined Twelve Months Ended December 31, 2003
	Year Ended December 31,		January 1, 2003 to August 14, 2003				Combined Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	2001	2002
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)		(Successor)		(Successor)
	(in thousands, except per share amounts)
Operating Data:
Revenues	$244,247	$235,660	$151,269	$86,919	$238,188	$38,641	$189,910	$232,416	$264,282
Gross profit	87,813	90,808	59,627	34,187	93,814	17,118	76,745	95,369	108,548
Income from operations	16,674	20,657	26,512	13,141	39,653	10,631	37,143	52,442	12,798
Interest expense	36,686	34,870	21,063	10,370	31,433	3,800	24,863	19,841	31,190
Income tax benefit (expense)	—	—	—	(1,053)	(1,053)	—	—	(12,384)	482
Net income (loss) before cumulative effect of change in accounting principle and preferred dividends	(19,993)	(11,558)	5,565	1,718	7,283	6,831	12,396	20,205	(17,666)
Cumulative effect of change in accounting principle(1)	—	(73,230)	—	—	—	—	—	—	—
Net income (loss) before preferred dividends	(19,993)	(84,788)	5,565	1,718	7,283	6,831	12,396	20,205	(17,666)
Preferred dividends	3,458	3,810	2,566	4,431	6,997	1,473	4,039	9,597	—
Net income (loss) available to common shareholders	(23,451)	(88,598)	2,999	(2,713)	286	5,358	8,357	10,608	(17,666)
Net Income (Loss) Per Share Data(2)
Basic net income (loss) per share:
Net income (loss) available to common shareholders before cumulative effect of change in accounting principle	$(1.19)	$(0.76)	$0.15	$(47.60)	n/a	$178.60	n/a	$107.15
Cumulative effect of change in accounting principle	—	(3.64)	—	—	n/a	—	n/a	—

Net income (loss) available to common shareholders	$(1.19)	$(4.40)	$0.15	$(47.60)	n/a	$178.60	n/a	$107.15

Weighted average common shares outstanding	19,756	20,157	20,159	57	n/a	30	n/a	99

Diluted net income (loss) per share:
Net income (loss) available to common shareholders before cumulative effect of change in accounting principle	$(1.19)	$(0.76)	$0.14	$(47.60)	n/a	$178.60	n/a	$107.15
Cumulative effect of change in accounting principle	—	(3.64)	—	—	n/a	—	n/a	—

Net income (loss) available to common shareholders	$(1.19)	$(4.40)	$0.14	$(47.60)	n/a	$178.60	n/a	$107.15

Weighted average common shares outstanding	19,756	20,157	20,808	57	n/a	30	n/a	99

Other Financial Data:
Capital expenditures(3)	$16,510	$14,403	$7,848	$13,721	$21,569	$10,201	$18,049	$12,525	$22,907
Proceeds from disposition of assets	10,968	3,378	1,236	311	1,547	—	1,236	2,268	1,547
Depreciation and amortization expense	33,816	24,704	14,528	7,616	22,144	2,377	16,905	17,102	20,883
Net cash provided by (used in) operating activities	19,153	32,690	(4,847)	30,092	25,246	12,319	7,472	32,273	25,246
Net cash used in investing activities	(7,602)	(11,595)	(6,612)	(206,128)	(212,740)	(134,771)	(141,383)	(15,910)	(212,740)
Net cash provided by (used in) financing activities	(2,365)	(24,808)	11,665	188,837	200,502	136,447	148,112	(1,632)	200,502
EBITDA(4)	47,051	(29,024)	38,590	16,326	54,916	11,535	50,125	59,935	33,925
Bank EBITDA(4)		57,230	50,345	23,951	74,295	16,107	66,362	69,598	75,571
Ratio of Bank
EBITDA to pro forma cash interest expense(5)									2.3	x
	As of September 30, 2004
	Historical	Pro Forma
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$27,532	$5,791
Working capital(6)	43,470	20,812
Total assets	635,474	625,723
Total debt	329,650	345,526
Shareholders' equity	213,973	190,629

(1)
Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, Accounting for Goodwill and Other Intangible Assets, which provides that goodwill and other intangible assets with indefinite lives shall not be amortized and shall be tested for impairment of value on an annual basis. In connection with the adoption of SFAS No. 142, we recorded an impairment of goodwill of $73.2 million, based on an independent appraisal, as a cumulative effect of change in accounting principle as of January 1, 2002.

(2)
Net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares outstanding.

(3)
Capital expenditures for the period from May 8, 2003 to December 31, 2003, the combined twelve months ended December 31, 2003, the period from May 8, 2003 to September 30, 2003 and the combined nine months ended September 30, 2003 include $9.4 million related to the purchase of leased equipment in connection with the merger and related transactions. Capital expenditures for the pro forma combined twelve months ended December 31, 2003 include historical Triangle capital expenditures of approximately $1.3 million, exclude the cost of acquisitions and include $9.4 million related to the purchase of leased equipment in connection with the merger and related transactions.

(4)
EBITDA represents net income (loss) before income taxes, interest expense and depreciation and amortization. Bank EBITDA represents EBITDA as further adjusted to give effect to unusual items, non-cash items and other adjustments set forth below, all of which we expect will be required in calculating covenant ratios and compliance under our new credit facilities. See "Description of Indebtedness—New Credit Facilities" for more detail regarding the adjustments required in calculating Bank EBITDA. EBITDA and Bank EBITDA are not presentations made in accordance with generally accepted accounting principles, or GAAP, are not measures of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) available to common shareholders determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. We believe that the inclusion of EBITDA and Bank EBITDA in this prospectus is appropriate to provide additional information to investors about certain material non-cash items and certain material unusual items as well as the calculation of certain financial covenants that we expect will be contained in our new credit facilities. We expect Bank EBITDA to be a material component of these covenants. For instance, we expect our new credit facilities will contain financial covenant ratios, specifically total leverage and interest coverage ratios, that are calculated by reference to Bank EBITDA. Non-compliance with the financial ratio maintenance covenants which we expect will be contained in our new credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities. In addition, under the restricted payments covenant that we expect will be contained in our new credit facilities, our ability to pay dividends is restricted by a formula based on the amount of Bank EBITDA. For a description of required financial covenant levels and actual ratio calculations based on Bank EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources". We are also restricted from paying dividends under the indenture for the Reddy Holdings notes. We also believe that investors will use Bank EBITDA to evaluate our liquidity and our ability to pay dividends as described under "Dividend Policy and Restrictions," which is particularly important given our leverage. Management also uses Bank EBITDA as a basis for measuring performance of our business for purposes of management compensation. Because not all companies use identical calculations, these presentations of EBITDA and Bank EBITDA may not be comparable to similarly titled measures of other companies. The following table sets forth, for the historical financial data, a reconciliation of net cash provided by operating activities and net income (loss) available to common shareholders to EBITDA and Bank EBITDA and, for the pro forma financial data, a reconciliation of net income (loss) available to common shareholders to EBITDA and Bank EBITDA for the periods indicated.

	Historical
					Combined Twelve Months Ended December 31, 2003
				May 8, 2003 (Date of Inception) to December 31, 2003		May 8, 2003 (Date of Inception) to September 30, 2003			Pro Forma Combined Year Ended December 31, 2003
	Year Ended December 31,		January 1, 2003 to August 14, 2003				Combined Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	2001	2002
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)		(Successor)		(Successor)
	(in thousands)
Reconciliation of Net Cash Provided by Operating Activities to Net Income (Loss):
Net cash provided by operating activities	$19,153	$32,690	$(4,847)	$30,092	$25,245	$12,319	$7,472	$32,273
Preferred dividends(a)	(3,458)	(3,810)	(2,566)	(4,431)	(6,997)	(1,473)	(4,039)	(9,597)
Depreciation and amortization	(33,816)	(24,704)	(14,528)	(7,616)	(22,144)	(2,377)	(16,905)	(17,102)
Amortization of debt issuance costs and debt discount	(40)	(39)	(23)	(882)	(905)	(316)	(339)	(1,805)
Deferred tax expense	—	—	—	(1,053)	(1,053)	—	—	(12,384)
Gain (loss) on disposition of assets	49	(4,345)	11	—	11	—	11	—
Amortization of unearned compensation	—	—	—	(63)	(63)	(22)	(22)	(125)
Gain on extinguishment of debt	—	2,494	—	—	—	—	—	—
Impairment of assets	(3,637)	(7,363)	—	—	—	—	—	—
Fair value of employee stock options vested	(75)	—	—	—	—	—	—	—
Cumulative effect of change in accounting principle	—	(73,230)	—	—	—	—	—	—
Changes in assets and liabilities, net of effects of acquisitions	(1,627)	(10,291)	24,952	(18,760)	6,192	(2,773)	22,179	19,348

Net income (loss) available to common shareholders	$(23,451)	$(88,598)	$2,999	$(2,713)	$286	$5,358	$8,357	$10,608
Reconciliation of Net Income (Loss) Available to Common Shareholders to EBITDA
Net income (loss) available to common shareholders	$(23,451)	$(88,598)	$2,999	$(2,713)	$286	$5,358	$8,357	$10,608	$(17,666)
Income tax benefit (expense)	—	—	—	1,053	1,053	—	—	12,384	(482)
Interest expense	36,686	34,870	21,063	10,370	31,433	3,800	24,863	19,841	31,190
Depreciation and amortization expense	33,816	24,704	14,528	7,616	22,144	2,377	16,905	17,102	20,883

EBITDA	$47,051	$(29,024)	$38,590	$16,326	$54,916	$11,535	$50,125	$59,935	$33,925

Reconciliation of EBITDA to Bank EBITDA
EBITDA		$(29,024)	$38,590	$16,326	$54,916	$11,535	$50,125	$59,935	$33,925
Preferred dividends(a)		3,810	2,566	4,431	6,997	1,473	4,039	9,597	—
Other non-cash charges(b)		82,444	(11)	63	52	22	11	125	155
Acquisition adjustments(c)		—	6,827	3,119	9,946	2,958	9,785	(286)	654
Elimination of lease expenses(d)		—	2,761	58	2,819	58	2,819	—	375
Terminated financing costs(e)		—	—	—	—	—	—	233	—
Elimination of monitoring fee(f)		—	(388)	(46)	(434)	(29)	(417)	(6)	597
Transaction expenses(g)		—	—	—	—	—	—	—	39,865

Bank EBITDA		$57,230	$50,345	$23,951	$74,295	$16,017	$66,362	$69,598	$75,571

  (a)
  Includes, for the Predecessor, dividends on the 10% mandatorily redeemable preferred stock and, for the Successor, accrued dividends on the series A preferred stock that were paid in connection with the redemption of all of the outstanding series A preferred stock in November 2004.

  (b)
  Includes impairment of assets, deferred amortization of unearned compensation, gain on extinguishment of debt and gain or loss on the disposition of assets, as well as, the cumulative effect of change on accounting principle attributable to the adoption by the Predecessor on January 1, 2002 of SFAS, No. 142. For fiscal year 2002, we had a charge of $7.4 million due to impairment of assets, a gain of $2.5 million due to the extinguishment of debt, a charge of

    $4.3 million on the disposition of assets and a charge of $73.2 million (net of $0 tax) related to the impairment of goodwill as a consequence of the adoption by the Predecessor of SFAS, No. 142.

  (c)
  We acquired Triangle and the "Service Ice" division of L.D. Plante, Inc., which we refer to in this prospectus as Service Ice in 2003 and seven businesses in the nine months ended September 30, 2004. For the purposes of calculating Bank EBITDA, we have included the incremental Bank EBITDA of these businesses as if we had consummated each acquisition at the beginning of the period in which such acquisition occurred. The incremental Bank EBITDA attributable to these acquired businesses is based upon the unaudited historical results prior to their respective acquisition dates and is adjusted to give effect to the continuing impact of elimination of expenses of the acquired business. We cannot assure you that the historical results of these businesses would not have been different from the results reflected in this adjustment if such results had been subject to audits by independent auditors, and any such differences may be material. In addition, this adjustment is not necessarily representative of the contribution of the acquired businesses to our results for future periods.

  (d)
  Represents the elimination of historical operating lease expense resulting from the purchase of manufacturing and packaging equipment for $9.4 million in August of 2003 and $1.1 million in November of 2003.

  (e)
  Represents costs incurred in connection with a proposed financing transaction that terminated prior to consummation.

  (f)
  Represents the elimination of monitoring fees payable to the Sponsors. See "Certain Relationships and Related Transactions".

  (g)
  Reflects the debt issuance costs related to our new credit facilities, tender premium and costs to retire the Reddy Group notes, the payment in connection with the termination of the monitoring and management services agreement and the payment of transaction bonuses.

(5)
Assumes that all of the Reddy Group notes are repurchased in the tender offer for any and all of the Reddy Group notes that we expect to conduct in connection with this offering and the related transactions. However, there is no assurance that all of the Reddy Group notes will be repurchased in the tender offer. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding following the offering and the related transactions.

(6)
Working capital is defined as current assets less current liabilities.

RISK FACTORS

        You should carefully consider the risks described below as well as the other information contained in this prospectus before investing in our common stock. If any of the following risks and uncertainties actually occur, our business, financial condition and results of operations could be materially adversely affected. In such case, you may lose all or part of your original investment.

Risks Relating to Our Dividend Policy

Our dividend policy may change.

        We are not required to pay dividends, and our shareholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends. Our board could depart from or change our dividend policy, for example, if it were to determine that we had insufficient cash to take advantage of other opportunities with attractive rates of return.

We might not have cash in the future to pay dividends in the intended amounts or at all.

        Our ability to pay dividends, and our board of directors' determination to keep the dividend policy, will depend on numerous factors, including the following:

    •
    the state of our business, the environment in which we operate and the various risks we face, including, but not limited to, competition, changes in our industry and other risks summarized in this prospectus;

    •
    changes in the factors, assumptions and other considerations made by our board of directors in reviewing and adopting the dividend policy, as described under "Dividend Policy and Restrictions";

    •
    our future results of operations, financial condition, liquidity needs and capital resources;

    •
    our various expected cash needs, including cash interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company and taxes; and

    •
    potential sources of liquidity, including borrowing under our new revolving credit facility or possible asset sales.

        We cannot assure you that our actual cash available to pay dividends will in fact equal or exceed the amount necessary to pay dividends as described in this prospectus. Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect whether we pay dividends and the level of any dividends we may pay in the future. In addition, to the extent that we would seek to raise additional cash from additional debt incurrence or equity security issuances, we cannot assure you that such financing will be available on reasonable terms or at all. Each of the results listed above could negatively affect our results of operations, financial condition, liquidity and ability to maintain and expand our business.

Our estimates relating to dividends payable in the first year could change.

        If our estimates of cash available to pay dividends for the first year following the closing of the offering were to fall below our expectations, our assumptions as to estimated cash needs are too low or if other applicable assumptions were to prove incorrect, we may need to:

    •
    either reduce or eliminate dividends;

    •
    fund dividends by incurring additional debt (to the extent we were permitted to do so under the agreements governing our then existing debt), which would increase our leverage, debt repayment obligations and interest expense and decrease our interest coverage, resulting in, among other things, reducing our capacity to incur debt for other purposes (including to fund future dividend payments);

    •
    amend the terms of our new credit facilities or the indenture governing the Reddy Holdings notes, which we refer to in this prospectus as the Reddy Holdings indenture, to permit us to pay dividends or make other payments if we are otherwise not permitted to do so;

    •
    fund dividends from future issuances of equity securities, which could be dilutive to our shareholders and negatively affect the price of our common stock;

    •
    fund dividends from other sources, such as by asset sales or by working capital, which would leave us with less cash available for other purposes; and

    •
    reduce other expected uses of cash, such as capital expenditures, which could limit our ability to grow.

Our ability to pay dividends will be restricted by agreements governing our debt, including our new credit facilities and the Reddy Holdings indenture, and by Delaware law.

        Our new credit facilities are expected to restrict, and the Reddy Holdings indenture does restrict, our ability to pay dividends.

    •
    For the twelve months ended September 30, 2004, after giving effect to this offering and the related transactions, we would have generated cash available to pay dividends of $52.9 million under our new credit facilities (based on our expectation of the terms of these facilities). See "Description of Indebtedness—New Credit Facilities."

    •
    At September 30, 2004, we had approximately $25.8 million under the general formula under the restricted payments covenant of the Reddy Holdings indenture, commonly referred to as the buildup amount. In addition, after giving effect to this offering, we would have generated an additional $         million of capacity under the buildup amount provision of the Reddy Holdings indenture. Regardless of whether we could make any restricted payments under the buildup amount provision, we may, following the first public equity offering that results in a public market (which includes this offering), pay dividends on our capital stock of up to 6.0% per year of the cash proceeds (net of underwriters' fees, discounts, commissions or other expenses paid by us) of all such public equity offerings subject to specified conditions. Following this offering and the related transactions, we expect that we would be able to pay approximately $     million annually in dividends under this provision. However, the amount of dividends permitted under this provision counts against the buildup amount. In addition, after November 1, 2008, we will be required to pay cash interest on the Reddy Holdings notes, which will decrease our cash available to pay dividends under our new credit facilities. See "Description of Indebtedness—Reddy Holdings' 10 1/2% Senior Discount Notes due 2012".

        Under the Delaware General Corporation Law, or DGCL, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

        The reduction or elimination of dividends would likely have a negative effect on the market price of our common stock. See "Dividend Policy and Restrictions".

Our dividend policy may limit our ability to pursue growth opportunities.

        We believe that our dividend policy will limit, but not preclude, our ability to grow. If we continue paying dividends at the level currently anticipated under our dividend policy, we may not retain a sufficient amount of cash, and may need to seek financing to fund a material expansion of our business, including any significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. The risks relating to funding any dividends, or other cash needs as a result of paying dividends, are summarized in the preceding risk factor. In addition, because we expect a significant portion of cash available will be distributed to the holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business will depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us on reasonable terms or at all.

Risks Relating to Our Business

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to pay dividends on our common stock, remain in compliance with debt covenants, make payments on our indebtedness and operate our business.

        As of September 30, 2004, on a pro forma basis after giving effect to this offering and the related transactions, we would have had outstanding indebtedness of approximately $345.5 million, which would have represented approximately 64% of our total consolidated capitalization. As of September 30, 2004, we also had availability of $25.7 million (net of standby letters of credit of approximately $9.3 million) under our existing revolving credit facility.

        Our substantial indebtedness could have important consequences. For example, it could:

  •
  make it more difficult for us to pay dividends on our common stock;

  •
  make it more difficult for us to satisfy our obligations with respect to our outstanding debt, and a failure to comply with any financial and other restrictive covenants could result in an event of default under our debt instruments and agreements;

  •
  require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock, working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

  •
  make us more vulnerable to adverse changes in general economic, industry and competitive conditions;

  •
  limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our strategy, or other purposes; and

  •
  place us at a disadvantage compared to our competitors with less debt.

        Any of the above listed factors could materially and adversely affect our business and results of operations. See "Description of Indebtedness—New Credit Facilities". If we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do on commercially reasonable terms or at all.

We could incur more indebtedness, which may increase the risks associated with our substantial leverage.

        The Reddy Holdings indenture permits us, and we expect our new credit facilities will permit us, under certain circumstances, to incur a significant amount of additional indebtedness. If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt and pay dividends on our common stock, would increase.

The terms of our new credit facilities and the Reddy Holdings indenture may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

        We expect our new credit facilities to contain, the Reddy Holdings indenture does contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that may be in our best long-term interests. We expect our new credit facilities will include financial covenants, including requirements that we:

  •
  maintain a minimum interest coverage ratio; and

  •
  not exceed a maximum total leverage ratio.

        We expect our new credit facilities will limit our ability to make capital expenditures and will require that we use proceeds of certain asset sales that are not reinvested in our business to repay indebtedness under them.

        We expect our new credit facilities will also include covenants restricting, among other things, our ability to:

  •
  incur or guarantee additional debt or issue preferred stock;

  •
  pay dividends, or make redemptions and repurchases, with respect to capital stock;

  •
  create or incur certain liens;

  •
  make certain loans, acquisitions, capital expenditures or investments; and

  •
  engage in mergers, acquisitions, asset sales and sale and lease-back transactions.

        The Reddy Holdings indenture also contains numerous covenants including, among other things, restrictions on our ability to:

  •
  incur or guarantee additional indebtedness or issue disqualified or preferred stock;

  •
  create liens;

  •
  enter into sale and lease-back transactions;

  •
  pay dividends or make other equity distributions;

  •
  repurchase or redeem capital stock;

  •
  make investments or other restricted payments;

  •
  sell assets or consolidate or merge with or into other companies;

  •
  create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us; and

  •
  engage in transactions with affiliates.

        In addition, the indenture governing the Reddy Group notes contains covenants substantially similar to those in the Reddy Holdings indenture. Substantially concurrently with this offering, we expect to consummate a tender offer for any and all of the outstanding Reddy Group notes and solicit consents to amend the Reddy Group indenture to eliminate their restrictive covenants. However, there is no assurance that all of the Reddy Group notes will be repurchased in the tender offer. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding following the offering and the related transactions.

        The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in our new credit facilities could result in a default under such facilities. If any such default occurs, the lenders under our new credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require us to apply all of our available cash to repay these borrowings, any of which would result in an event of default under the Reddy Holdings notes. Those lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our new credit facilities will have the right to proceed against the collateral granted to them to secure the debt owed to them. If the debt under our new credit facilities were to be accelerated, our assets may not be sufficient to repay such debt in full or to repay the Reddy Holdings notes and our other debt, which could have a material adverse effect on the value of our common stock. See "Description of Indebtedness".

Our failure to successfully compete could adversely affect our prospects and financial results.

        Our businesses are highly competitive. We have many competitors in each of our geographic markets offering similar products and services. Competition in our businesses is based primarily on service, quality and price. If we fail to successfully compete against our competitors in any of these areas, our business will be adversely affected. There are low barriers to entry in the ice industry and we could be adversely affected by any expansion of capacity by our existing competitors or by new entrants in our markets. Retaining existing customers and obtaining new customers is important to our future performance. If we fail to adequately serve our existing base of customers, our financial performance will be negatively impacted. We could also be adversely affected if our larger grocery or convenience store customers decide to manufacture their own ice rather than purchase our products.

The seasonal nature of the ice business results in losses and lower profit margins in the first and fourth quarters of the year.

        We experience significant seasonal fluctuations in our net sales and profitability. We make a disproportionate amount of our sales in the second and third calendar quarters when the weather is generally warmer, which results in an increased demand for ice. We also earn our net income during these same periods. As a result of seasonal revenue declines and the lack of a corresponding decrease in expenses, we experience net losses and materially lower profit margins during the first and fourth calendar quarters. Variations in demand could have a material adverse effect on the timing of our cash flows and therefore our ability to service our obligations with respect to our indebtedness and to pay dividends. In addition, because our operating results depend significantly on sales during the second and third calendar quarters, our results of operations may fluctuate significantly if the weather during these periods is cool or rainy.

The results of our operations may be adversely affected by weather.

        Cool or rainy weather can decrease sales, while extremely hot weather may increase our expenses, each resulting in a negative impact on our operating results and cash flow. Ice consumers demand ice for a variety of reasons, but many of them buy ice in connection with outdoor related activities, both commercial and recreational. As a result, demand for ice increases during periods of warm, sunny weather, and conversely, demand decreases during periods of cool, rainy weather. During extended periods of cool or rainy weather on a national basis, our revenues and resulting net income may substantially decline. Hot weather does not necessarily result in greater net income. During extended periods of hot weather, our profits and cash flow may decline because of an increase in expenses in response to excess demand. We may have to transport ice from one plant to another and, in some cases, purchase ice from third party sources and transport it to a specific market to meet this excess demand, resulting in higher expenses and inconsistent service and product quality.

Increases in the prices of electricity, certain raw materials, insurance and other required expenses could have an adverse effect on our results of operations.

        We use substantial amounts of electricity in connection with our manufacturing process. Increases in market rates for electricity could have an adverse impact on our operations. Our business is also sensitive to increases in the cost of fuel required to operate the refrigerated trucks we use to deliver ice and to increases in the cost of polyethylene, which is the primary raw material used to manufacture the bags we use to package our ice. Our business is sensitive to increases in insurance costs, including in the areas of general liability, workers compensation, health and vehicle insurance. We have already experienced increases in fuel costs, bag costs and insurance costs and may experience further increases in the future. If the prices for these items or other expenses should increase significantly, we will incur additional costs that we may not be able to pass along to our customers. Significant changes in the prices of electricity, polyethylene, fuel, insurance or other commodities may have a material adverse effect on our business, results of operations or cash flows.

Our acquisitions may not be successfully integrated and could cause unexpected financial difficulties.

        We acquired Triangle in November 2003 and Service Ice in October 2003. In 2004, we completed 11 additional acquisitions. We anticipate that we will, from time to time, selectively acquire additional businesses, assets or securities of companies that we believe would provide a strategic fit with our business. Acquired businesses will need to be integrated with our existing operations. We may not effectively assimilate these companies into our business. Any acquisitions will also be accompanied by risks, such as potential exposure to unknown liabilities of acquired companies and the possible loss of key employees and customers of the acquired business. Acquisitions are also subject to risks associated with the difficulty and expense of integrating the operations and personnel of the acquired companies, the potential disruption to our business and the diversion of management time and attention. In addition, as a result of future acquisitions, we may increase our debt level.

        Our failure to adequately manage the risks associated with any acquisitions could have a material adverse effect on our financial condition or results of operations.

We could incur substantial costs as a result of violations of or liabilities under environmental laws.

        Our ice manufacturing and cold storage operations are subject to a wide range of environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use, management and disposal of hazardous and non-hazardous materials and wastes, and the cleanup of contamination. Noncompliance with such laws and regulations, or incidents resulting in environmental releases, could cause us to incur substantial costs, including cleanup costs, fines and penalties, third party claims for personal injury, investments to retrofit or upgrade our facilities and programs, or curtailment of our operations. For example, our ice manufacturing and cold storage operations use refrigerants such as ammonia and freon. Some of our facilities may not be in compliance with certain freon refrigerant requirements, such as leak detection and repair, recordkeeping or reporting. In addition, the market price of freon is rising as a result of phase-outs under federal laws, which could significantly increase our operating costs in the future if we are not able to obtain approved substitutes. From time to time, our use of ammonia has resulted in releases that have temporarily disrupted our manufacturing operations and resulted in lawsuits or administrative penalties. For example, we are currently in the process of settling litigation resulting from an ammonia release in June 2001 at our Baton Rouge, Louisiana facility. See "Business—Legal Proceedings".

        We may incur material environmental costs or liabilities in the future and such costs or liabilities may have a material adverse effect on our business, financial condition or results of operations.

Government laws and regulations could have an adverse effect on our results of operations.

        We are subject to various federal, state and local laws relating to many aspects of our business, including labeling, sanitation, health and safety and manufacturing processes. We cannot predict the types of government regulations that may be enacted in the future by the various levels of government or how existing or future laws or regulations will be interpreted or enforced. The enactment of more stringent laws or regulations or a stricter interpretation of existing laws and regulations may cause a disruption in our operations or require additional expenditures by us, some of which could be material. We may incur material costs and liabilities in order to comply with any such laws and regulations and such costs and liabilities may have a material adverse effect on our business, financial condition or results of operations.

If we are unable to retain senior executives and attract and retain other qualified employees, our business might be adversely affected.

        Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is high. We may be unsuccessful in attracting and retaining the personnel we require to conduct our operations successfully and, in such an event, our business could be materially and adversely affected. Our success also depends to a significant extent on the continued service and performance of our senior management team and in particular on the continued service of William P. Brick, our Chairman and Chief Executive Officer, and Jimmy C. Weaver, our President and Chief Operating Officer. In

addition, we do not carry "key man" life insurance. The loss of any member of our senior management team could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, results of operations or financial condition.

Accidents involving our products and equipment could expose us to product liability claims.

        We are subject to a risk of product liability claims and adverse publicity if a consumer is or claims to be harmed while using our products or equipment. Any such claim may result in negative publicity, loss of revenues or higher costs associated with litigation.

        We currently carry product liability insurance that we believe is adequate to cover our losses in these situations. However, this insurance may be insufficient to pay for all or a large part of these losses. If our insurance does not adequately cover these losses, our results of operations and cash flow would decrease and such a decrease could be material.

We may lose customers' business to competitors as a result of our limited intellectual property protection, including on The Ice Factory®.

        As the sole major ice supplier using an on-site production and delivery system at our customers' retail locations, we have enjoyed a competitive advantage over our competitors. Our proprietary Ice Factory system is preferred by certain of our high volume customers to traditional ice delivery and gives us more flexibility during peak seasons. Competitors sometimes test machines similar to The Ice Factory. If any of our competitors are successful with the rollout of a competing system, we could lose business to these companies, which would result in decreased cash flows and results of operations.

        It is also our practice to protect certain of our proprietary materials and processes by relying on trade secrets laws and non-disclosure and confidentiality agreements. Confidentiality or trade secrets may not be maintained and others may independently develop or obtain access to such materials or processes.

We may not be able to utilize our tax assets before they expire.

        As of December 31, 2003, we had net operating loss carry-forwards for U.S. federal income tax purposes of approximately $122 million, of which approximately $99 million was attributable to the Predecessor. There are annual limitations on the utilization of the net operating loss carry-forwards generated by the Predecessor due to changes in ownership on and prior to August 15, 2003. We cannot assure you that we will be able to utilize our tax assets. For this reason, we have taken certain valuation allowances against the net operating loss carry-forwards generated by the Predecessor. Further, if our existing equity investors cease to own a majority of our common stock (which is expected to occur either as a result of this offering or as a result of additional changes in ownership in the future), then new limitations will apply to the approximately $23 million of net operating loss carry-forwards that are currently unrestricted and additional limitations may apply to the net operating loss carry-forwards generated by the Predecessor. If we are not able to utilize our tax assets in the manner or in the timeframe we anticipate, our future after-tax cash flow will be adversely affected.

We have recorded a significant amount of goodwill and other intangible assets, and any significant reduction in goodwill and other intangible assets would have an adverse effect on our financial condition and results of operations.

        Our acquisitions have resulted in significant amounts of goodwill and other intangible assets. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, and intangible assets were approximately $325.7 million at September 30, 2004, representing 51.3% of our total assets. In the future, goodwill and intangible assets may increase as a result of future acquisitions. Goodwill and intangible assets are recorded at fair value on the date of acquisition and are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. The amount of any impairment must be written off. Any future determination requiring the write-off of a significant portion of the goodwill and intangible assets recorded on our balance sheet would have an adverse effect on our financial condition and results of operations.

Being a public company will increase our expenses and administrative workload.

        As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations and requirements of the New York Stock Exchange that we did not need to comply with as a private company. Preparing to comply and complying with new statutes, regulations and requirements will occupy a significant amount of the time of our board of directors, management and our officers and will increase our costs and expenses. We will need to:

  •
  create or expand the roles and duties of our board of directors, our board committees and management;

  •
  institute a more comprehensive compliance function;

  •
  prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

  •
  involve and retain to a greater degree outside counsel and accountants in the above activities;

  •
  enhance our investor relations function; and

  •
  establish new internal policies, such as those relating to disclosure controls and procedures and insider trading.

        In addition, we also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

        We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our December 31, 2005 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the New York Stock Exchange. Any such action could adversely affect our financial results or investors' confidence in our company, and could cause our stock price to fall. In addition, our controls and procedures may not comply with all of the relevant rules and regulations of the SEC and the New York Stock Exchange. If we fail to develop and maintain effective controls and procedures, we may be unable to provide financial information in a timely and reliable manner.

Risks Relating to Our Common Stock

Before this offering, there has been no public market for our common stock. This may cause volatility in the trading price of our common stock, which could negatively affect the value of your investment.

        Before this offering, there has been no public market for our common stock. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market price for our common stock after this offering. It is possible that an active trading market for our common stock will not develop or be sustained after the offering to provide you with adequate liquidity. Even if a trading market develops, the market price of our common stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in our actual or anticipated operating results, sales of our common stock by our existing equity investors, failure to pay dividends at anticipated levels, developments in our industry, the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts, failure to meet financial estimates by analysts, competitive factors, general economic and securities market conditions and other external factors. Also, securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic or market conditions, and market conditions affecting the stock of companies in our industry in particular, could reduce the market price of our common stock in spite of our operating performance. You may be unable to resell your shares of our common stock at or above the initial public offering price.

If our share price is volatile, we may be the target of securities litigation, which is costly and time-consuming to defend.

        In the past, following periods of market volatility in the price of a company's securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted from the operation of our business, causing our business to suffer.

Future sales, or the perception of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

        Future sales, or the perception or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities at a time and price that we deem appropriate.

        Upon consummation of this offering, there will be             shares of common stock outstanding. The shares of common stock sold by us and the selling shareholders in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining shares of common stock owned by our existing equity investors will be restricted securities within the meaning of Rule 144 under the Securities Act but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We, our executive officers and directors and the selling shareholders have agreed to a "lock-up," meaning that, subject to specified exceptions, neither we nor they will sell any shares or engage in any hedging transactions without the prior consent of the representatives of the underwriters for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, all of the             shares of our common stock held by those persons will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. Finally, our existing equity investors have certain registration rights with respect to the common stock that they will retain following this offering. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future.

        We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

We are a holding company with no operations, and unless we receive dividends, distributions, advances, transfers of funds or other payments from our subsidiaries, we will be unable to pay dividends on our common stock and meet our debt service and other obligations.

        We are a holding company and conduct all of our operations through our subsidiaries. We do not have, apart from our ownership of Reddy Group, any independent operations. As a result, we will rely on dividends and other payments or distributions from Reddy Group and our other subsidiaries to pay dividends on our common stock and meet our debt service and other obligations. The ability of Reddy Group and our other subsidiaries to pay dividends or make other payments or distributions to us will depend on our operating results and may be restricted by, among other things, the covenants we expect will be contained in our new credit facilities and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

        In addition, because we are a holding company, your claims as shareholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our subsidiaries, including obligations under our new credit facilities. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be able to satisfy the claims of our shareholders only after all of our and our subsidiaries' liabilities and obligations have been paid in full.

Our Sponsors may have significant influence on our company, including control over decisions that require the approval of equityholders, whether or not such decisions are believed by the other equityholders to be in their own best interests.

        After the consummation of this offering, our Sponsors will beneficially own approximately    % of our common stock, or approximately    % of our common stock if the underwriters exercise in full their option to purchase additional shares. Accordingly, in the event that our Sponsors decide to act in concert, so long as our Sponsors continue to own a significant percentage of our common stock they would have the collective ability to significantly influence or effectively control the outcomes of various matters requiring shareholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination, without the consent of our other shareholders, of the terms of and outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp., underwriters participating in this offering, are selling shareholders in this offering and they will receive a portion of the net proceeds of this offering. This may present a conflict of interest.

        Affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp., two of the underwriters for this offering, are selling shareholders in the offering. As of September 30, 2004, affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp. each beneficially owned approximately 49% of our outstanding common stock. Affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp. are selling an aggregate of            shares (or            shares if the underwriters exercise in full their option to purchase additional shares) in the offering, and they will receive aggregate proceeds of approximately $             million or approximately $             million if the underwriters exercise in full their option to purchase additional shares (at an assumed price of $          per share) less underwriting discounts and commissions. After the offering, affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp. will beneficially own an aggregate of approximately    % of our common stock (or approximately      % of our common stock if the underwriters exercise in full their option to purchase additional shares). See the information under the heading "Principal and Selling Shareholders" for a more complete description of the ownership of our common stock. These circumstances may present a conflict of interest because Bear, Stearns & Co. Inc. and CIBC World Markets Corp. may have an interest in the successful completion of the offering in addition to the underwriting discounts and commissions they expect to receive.

If you purchase shares of our common stock, you will experience immediate and substantial dilution.

        Investors purchasing common stock in the offering will experience immediate and substantial dilution in the net tangible book value of their shares. At the initial public offering price of $             per share, dilution to new investors will be $             per share ($             per share if the underwriters exercise in full their option to purchase additional shares). If we sell additional shares of common stock or securities convertible into shares of common stock in the future, you may suffer further dilution of your equity investment. We also have outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent these options are exercised there will be further dilution. See "Dilution".

Provisions of our charter documents and the Delaware General Corporation Law may inhibit a takeover, which could negatively affect our stock price.

        Provisions of our charter documents and the General Corporation Law of Delaware, the state in which we are organized, could discourage potential acquisition proposals or make it more difficult for a third party to acquire control of our company, even if doing so might be beneficial to our shareholders. Our amended and restated certificate of incorporation and by-laws are expected to provide for various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation is expected to authorize our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our shareholders. Our board of directors could therefore authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Additional provisions that are expected to be included in our amended and restated certificate of incorporation and by-laws and could make it more difficult for shareholders to effect certain corporate actions include:

  •
  the sole power of a majority of the board of directors to fix the number of directors and to fill any vacancy on the board of directors;

  •
  requirements for advance notification of stockholder nominations and proposals; and

  •
  the inability of shareholders to act by written consent or to call special meetings.

        See "Description of Capital Stock". These provisions may discourage acquisition proposals and may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting stock or may delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. We believe the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Forward-looking statements often include words such as "may," "will," "should," "expect," "intend," "estimate," "anticipate," "believe," "predict," "plan," "potential" and "continue" and the negatives of these terms and variations of them or similar terminology. The forward-looking statements in this prospectus include, but are not limited to, statements under "Summary," "Risk Factors," "Dividend Policy and Restrictions," "Unaudited Pro Forma Condensed Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding our future financial condition, prospects, developments and business strategies. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from future results expressed or implied by the forward-looking statements. Factors you should consider that could cause these differences are:

  •
  general economic trends and seasonality;

  •
  weather conditions;

  •
  the ability of our subsidiaries to make distributions to us in amounts sufficient to make dividend payments to our shareholders in accordance with our dividend policy;

  •
  our substantial leverage and ability to service our debt and pay dividends;

  •
  the restrictive covenants under our indebtedness;

  •
  the availability of capital sources;

  •
  fluctuations in our operating costs;

  •
  competitive practices in the industry in which we compete;

  •
  changes in labor conditions;

  •
  our capital expenditure requirements;

  •
  the risks associated with acquisitions and the failure to integrate acquired businesses;

  •
  technological changes and innovations;

  •
  costs associated with potential product liability claims or liabilities under environmental laws;

  •
  legislative or regulatory requirements; and

  •
  all the other factors described herein under "Risk Factors".

        You should not unduly rely on these forward-looking statements as they speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. Important factors that could cause our actual results to differ materially from our expectations are discussed elsewhere in this prospectus.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $127.9 million, after deducting underwriting discounts and commissions. We will use the net proceeds to us from this offering, together with borrowings under our new credit facilities, to:

  •
  repay in full outstanding borrowings under our existing credit facilities, together with accrued but unpaid interest through the closing date of this offering;

  •
  consummate the tender offer for Reddy Group's outstanding $152.0 million aggregate principal amount of 8 7/8% senior subordinated notes at a price equal to        % of the principal amount tendered, together with accrued but unpaid interest through the date of repurchase; and

  •
  pay fees, transaction bonuses and expenses associated with this offering and the related transactions.

        At September 30, 2004, our existing credit facilities had an outstanding balance of $178.2 million. The revolving credit facility and term loan facility under our existing credit facilities have stated maturity dates of August 15, 2008 and August 15, 2009, respectively. Our existing credit facilities bear interest at variable rates based on LIBOR. At September 30, 2004, the weighted average interest rate applicable to our existing credit facilities was 4.3%. The Reddy Group notes bear interest rate at a rate of 8 7/8% annually and are scheduled to mature on August 1, 2011.

        We will not receive any of the proceeds from the selling shareholders' sale of shares of common stock in the offering.

DIVIDEND POLICY AND RESTRICTIONS

General

        Our board of directors will adopt a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute as regular quarterly dividends to our shareholders a substantial portion of the cash generated by our business in excess of our expected cash needs and other possible uses. These expected cash needs include operating expenses and working capital requirements, interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company and taxes. This policy reflects our judgment that we can provide greater value to our shareholders by distributing to them a substantial portion of the cash generated by our business rather than using the cash for other purposes.

        We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. This limitation could be significant, for example, with respect to large acquisitions and growth opportunities that require cash investments in amounts greater than our available cash or external financing resources. In order to pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our anticipated capital expenditure levels. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see "—Assumptions and Considerations" below.

        In accordance with our dividend policy, we currently intend to pay an initial dividend of $             per share on or about                   , 2005 and to continue to pay quarterly dividends at an annual rate of $             per share for the first four full fiscal quarters following the closing of this offering (the "Initial Four Quarters"), subject to our board of directors' decision to declare these dividends and various restrictions on our ability to do so.

        In determining our intended dividend level for the Initial Four Quarters, we reviewed and analyzed the following items:

  •
  our operating and financial results in recent years, including in particular the fact that our Bank EBITDA was $75.6 million in 2003 and $78.8 million in the twelve months ended September 30, 2004;

  •
  our anticipated capital expenditure requirements;

  •
  our expected other cash needs, primarily related to operating expenses and working capital requirements;

  •
  the terms of our debt instruments, in particular, our new credit facilities and the indenture governing the Reddy Holdings notes; and

  •
  other potential sources of liquidity, including working capital and borrowings available under our new revolving credit facility.

        However, as described more fully below, you may not receive dividends in the intended amounts, or at all, as a result of the following factors:

  •
  we may not have enough cash to pay dividends due to changes in our operating earnings, capital expenditure requirements, working capital requirements and other anticipated cash needs;

  •
  while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board of directors could modify or revoke this policy at any time;

  •
  even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

  •
  the amount of dividends that we may distribute is limited by restricted payments covenants in our new credit facilities, the indenture governing the Reddy Holdings notes and, potentially, the terms of any future indebtedness that we may incur;

  •
  the amount of dividends that we may distribute is subject to restrictions under Delaware law; and

  •
  our shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

        Any reduction or elimination of dividends will adversely affect the market price of our common stock.

        We have no history of paying regular dividends out of our cash flow, reflecting our previous policy of utilizing our cash flow to fund acquisitions, to pursue other growth opportunities and to repay indebtedness. As noted above, we now believe that we can provide greater value to our shareholders by distributing to them a substantial portion of our cash flow. Dividends on our common stock will not be cumulative.

Estimated Minimum Bank EBITDA, Cumulative Consolidated Net Income and Cash Available to Pay Dividends

        Our management has prepared the estimated financial information set forth below in order to provide an estimate of the amount of cash that may be available to pay dividends, in the event that our board of directors determines to do so and subject to the limits on our ability to pay dividends. The estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management's current belief, our expected future financial performance. Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined, or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information.

        The estimated financial information below is only an estimate, is not a prediction of fact and should not be relied upon as being necessarily indicative of future results. You are cautioned not to place undue reliance on the estimated financial information. The factors, assumptions and other considerations relating to the estimated financial information are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties, as described in greater detail under "Risk Factors". There will be differences between actual and projected results. Accordingly, we cannot assure you that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below.

        We believe that, in order to pay dividends on our common stock in the year following this offering according to our dividend policy solely from cash generated by our business, to meet our expected cash needs and to comply with the covenants expected to be included in our new credit facilities and contained in the Reddy Holdings indenture we would need to have at least $     million in Bank EBITDA, which we refer to as estimated minimum Bank EBITDA below. Bank EBITDA is calculated in accordance with the definition we expect will be contained in our new credit facilities and represents EBITDA as further adjusted to give effect to certain unusual items, non-cash items and other adjustments. We expect the amount of dividends we are able to pay in the future under our new credit facilities will increase or decrease based upon, among other things, our Bank EBITDA, which will impact our total leverage and interest coverage ratios, and cash available to pay dividends. We are also restricted from paying dividends under the Reddy Holdings indenture. However, the Reddy Holdings indenture's restrictions are less restrictive in the Initial Four Quarters than the comparable restrictions we expect will be contained in our new credit facilities. Based on numerous factors, assumptions and considerations described under "—Assumptions and Considerations" below, we believe that our estimated Bank EBITDA for the year following the closing of this offering will be at least this amount. Nothing in this prospectus should be understood to be directly or indirectly an estimate for any other period.

        The following table sets forth our calculation illustrating that $       million of Bank EBITDA for the Initial Four Quarters would be sufficient to fund dividends at the level described above for the Initial Four Quarters and would satisfy the total leverage and interest coverage covenants expected to be contained in our new credit facilities.

Amount
(in thousands)
Estimated Cash Available to Pay Dividends Based on Estimated Minimum Bank EBITDA
Estimated Minimum Bank EBITDA(1)	$
Less:
Estimated cash interest expense on our new credit facilities(2)
Estimated capital expenditures(3)
Estimated cash income taxes(4)

Estimated cash available to pay dividends on outstanding common stock(5)	$

Estimated total leverage ratio derived from the above(6)
Estimated interest coverage ratio derived from the above(7)

        The following table sets forth our unaudited calculation of EBITDA, Bank EBITDA and estimated cash available to pay dividends for the year ended December 31, 2003 and for the twelve months ended September 30, 2004 on a pro forma basis after giving effect to the transactions described in footnote (8) below, subject to the other assumptions described in the notes to the table and summarized below under "—Assumptions and Considerations". Financial information for the twelve months ended September 30, 2004 has been derived by adding the financial data for the year ended December 31, 2003 to the financial data for the nine months ended September 30, 2004 and subtracting the financial data for the nine months ended September 30, 2003, each appearing elsewhere in this prospectus.

        To derive Bank EBITDA, we have given effect to items we expect will be specified in our new credit facilities. To derive estimated cash available to pay dividends, we have deducted from Bank EBITDA our estimated cash needs that are not already accounted for in EBITDA.

	Year Ended December 31, 2003	Twelve Months Ended September 30, 2004
	(in thousands)
Net cash provided by operating activities	$25,245	$50,046
Adjustments to reconcile net cash provided by operating activities to net income:
Preferred dividends	(6,997)	(12,555)
Depreciation and amortization expense	(22,144)	(22,341)
Amortization of debt issuance costs and debt discount	(905)	(2,371)
Deferred tax expense	(1,053)	(13,437)
Gain on disposition of assets	11	—
Amortization of unearned compensation	(63)	(166)
Changes in assets and liabilities:
Accounts receivable, inventory and prepaid assets	(248)	9,989
Accounts payable, accrued expenses and other	6,440	(6,628)

Combined net income available to common shareholders	$286	$2,537

Effect of Pro Forma Adjustments(8)	$(17,952)	$(15,669)

Pro forma combined net loss available to common shareholders	$(17,666)	$(13,132)

	Year Ended December 31, 2003	Twelve Months Ended September 30, 2004
	(in thousands)
Pro Forma Cash Available to Pay Dividends
Net income (loss) available to common shareholders	$(17,666)	$(13,132)
Income tax benefit (expense)	(482)	(4,075)
Interest expense	31,190	34,318
Depreciation and amortization expense	20,883	21,991

EBITDA	$33,925	$39,102
Other non-cash charges (9)	155	166
Acquisition adjustments (10)	654	(347)
Elimination of lease expenses (11)	375	38
Terminated financing costs (12)	—	233
Elimination of monitoring fee (13)	597	627
Transaction expenses(14)	39,865	38,958

Bank EBITDA	$75,571	$78,777

Cash interest expense on new credit facilities(2)	(8,887)	(9,038)
Capital expenditures(3)	(21,569)	(16,045)
Estimated public company expenses(15)	(750)	(750)
Cash income taxes(4)	—	—

Cash available to pay dividends	$44,365	$52,944

(1)
We have not estimated any unknown non-recurring cash expenses that would be excluded from Bank EBITDA in this presentation of minimum Bank EBITDA. To the extent that our definition of Bank EBITDA allows us to exclude certain other cash expenses from the calculation of Bank EBITDA in a future period, the amount of minimum Bank EBITDA that we would have to generate would increase by the amount of the cash expenses excluded from Bank EBITDA in that period. In comparing our estimated minimum Bank EBITDA to our historical Bank EBITDA, our historical Bank EBITDA does not include approximately $750,000 in incremental ongoing expenses associated with being a public company issuer, including estimated incremental Public Company Accounting Oversight Board expenses, director and officer liability insurance premiums, expenses relating to shareholders' meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, independent directors' fees, additional legal fees, listing fees and miscellaneous fees.

(2)
Assumes interest at a weighted average rate of 3.70% (based on assumed LIBOR of 1.20%) for the year ended December 31, 2003 and 3.77% (based on assumed LIBOR of 1.27%) for the twelve-month period ended September 30, 2004 on $240 million in aggregate outstanding borrowings under our new credit facilities. The $151 million aggregate principal amount at maturity of the Reddy Holdings notes will not require cash interest payments to be made until May 1, 2009.

(3)
For the year ended December 31, 2003 and the twelve months ended September 30, 2004, our capital expenditures were approximately $21.6 million and $16.0 million, respectively. Capital expenditures for the year ended December 31, 2003 and the twelve month period ended September 30, 2004 include $9.4 million and $10.5 million, respectively, related to the purchase of leased equipment. We expect capital expenditures for the Initial Four Quarters to be approximately $            million.

(4)
For the year ended December 31, 2003 and the twelve months ended September 30, 2004, we paid no cash income taxes. Due to the utilization of NOLs, we would have paid no cash income taxes on a pro forma basis after giving effect to this offering and the related transactions. We expect cash taxes for the Initial Four Quarters to be approximately $            million.

(5)
The table below sets forth the assumed number of outstanding shares of common stock upon the closing of this offering and the estimated per share and aggregate dividend amounts payable on such shares during the Initial Four Quarters.

Dividends
Number of Shares
		Per Share	Aggregate
(in thousands)
Estimated dividends on our outstanding common stock		$	$

Assuming all options outstanding following this offering are exercised at the weighted average exercise price as of the closing, the aggregate dividend amounts payable during the Initial Four Quarters would be approximately $            million (approximately $            million if the underwriters' option to purchase additional shares is exercised in full).

(6)
Calculated as consolidated total debt (as we expect it to be defined in our new credit facilities) as of the end of the Initial Four Quarters divided by minimum Bank EBITDA. See "—Restrictions on Payment of Dividends—New Credit Facilities". We expect consolidated total debt will be defined under our new credit facilities as the sum of all indebtedness for borrowed money and all capitalized lease obligations minus the aggregate amount of cash listed on the balance sheet as of such time.

(7)
Calculated as minimum Bank EBITDA divided by consolidated interest expense (as we expect it to be defined in our new credit facilities) for the Initial Four Quarters. See "—Restrictions on Payment of Dividends—New Credit Facilities". We expect consolidated interest expense will be defined under our new credit facilities as cash interest expense (including that attributable to capital leases) excluding non cash interest and net of cash interest income.

(8)
Pro forma adjustments give effect to the merger; the receipt of proceeds from the offering of the Reddy Group notes and borrowings under our existing senior credit facilities; the acquisition of Triangle and the receipt of proceeds from equity issuances to the Sponsors and certain directors and members of senior management of Reddy Holdings primarily in connection with that acquisition; the offering of the Reddy Holdings notes and the borrowing under our existing revolving credit facility and the receipt of the proceeds therefrom; the redemption of Reddy Holdings' outstanding series A preferred stock including the payment of accrued dividends, the payment of a dividend to holders of Reddy Holdings' common stock and the payment of a special transaction payment to certain members of management and certain directors; and this offering and the related transactions.

(9)
Includes amortization of unearned compensation and gain or loss on the disposition of assets.

(10)
We acquired Triangle and Service Ice in 2003 and seven businesses in the nine month period ending September 30, 2004. For the purposes of calculating Bank EBITDA, we have included the incremental Bank EBITDA of these businesses as if we had consummated those acquisitions at the beginning of the period in which such acquistion occurred. The incremental Bank EBITDA attributable to these acquired businesses is based upon the unaudited historical results prior to their respective acquisition dates and is adjusted to give effect to the continuing impact of elimination of expenses of the acquired businesses. We cannot assure you that the historical results of these businesses would not have been different from the results reflected in this adjustment if such results had been subject to audits by independent auditors, and any such differences may be material. In addition, this adjustment is not necessarily representative of the contribution of the acquired businesses to our results for future periods.

(11)
Represents the elimination of historical operating lease expense resulting from the purchase of manufacturing and packaging equipment for $9.4 million in August of 2003 and $1.1 million in November of 2003.

(12)
Represents costs incurred in connection with a proposed financing transaction that terminated prior to consummation.

(13)
Represents the elimination of monitoring fes payable to the Sponsors. See "Certain Relationships and Related Transactions."

(14)
Reflects the debt issuance cost related to our new credit facilities, tender premium and costs to retire the Reddy Group notes, the payment in connection with the termination of the monitoring and management services agreement and the payment of transaction bonuses.

(15)
Consists of estimated incremental Public Company Accounting Oversight Board expenses, director and officer liability insurance premiums, expenses relating to shareholders' meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, independent directors' fees, additional legal fees, listing fees and miscellaneous fees.

Assumptions and Considerations

        Based on a review and analysis conducted by our management and our board of directors, we believe that our minimum Bank EBITDA for the Initial Four Quarters will be at least $            million, and we have determined that the assumptions in the above tables as to capital expenditures, cash interest expense, income taxes and working capital are reasonable. We considered the following factors in establishing our belief concerning the minimum Bank EBITDA required to support our dividend policy:

  •
  our historical results of operations and financial condition, including our cumulative consolidated net income and our Bank EBITDA;

  •
  our estimated cumulative consolidated net income and minimum Bank EBITDA and our belief that our actual cumulative consolidated net income and Bank EBITDA for the Initial Four Quarters will be at least this amount;

  •
  the matters discussed in the notes to the tables above;

  •
  the terms of our debt instruments, including the anticipated terms of our new credit facilities, which may restrict our ability to pay dividends;

  •
  our various expected cash needs, including operating expenses and working capital requirements, cash interest and principal payments on our debt, anticipated capital expenditure requirements, incremental costs associated with being a public company and taxes;

  •
  an analysis of the impact of our intention to pay dividends at the level described above on our operations and performance based on prior years' results;

  •
  our belief that our revolving credit facilities would have had sufficient capacity to finance expected fluctuations in working capital and other cash needs, including the payment of dividends at the levels described above, although we currently do not intend to borrow under our revolving credit facilities to pay dividends;

  •
  other possible uses of cash with attractive rates of return;

  •
  potential sources of liquidity, including possible asset sales, and capital resources;

  •
  that LIBOR, which, at our option, we expect will be the basis for interest calculations under our new credit facilities, will not increase beyond currently anticipated levels;

  •
  the state of our business, the environment in which we operate and the various risks we face, including customer demand, competition, changes in our industry and regulatory and other risks and that they will remain consistent with previous periods; and

  •
  our assumption regarding the absence of extraordinary business events and risks that may adversely affect our business, results of operations or anticipated cash needs.

        Our intended policy to distribute rather than retain a significant portion of the cash generated by our business as regular quarterly dividends is based upon the current assessment by our board of directors of the factors and assumptions listed above. If these factors and assumptions were to change, we would need to reassess that policy. Over time, our capital and other cash needs will be subject to increasing uncertainties and are more difficult to predict, which could affect whether we pay dividends and the level of any dividends we may pay in the future.

        If our Bank EBITDA for the Initial Four Quarters were to fall below the $            million level (or if our assumptions as to capital expenditures or interest expense are too low or if other assumptions stated above were to prove incorrect), we may need to either reduce or eliminate dividends or, to the extent we were permitted to do so under our indebtedness, to fund a portion of our dividends with borrowings or from other sources. We anticipate we will be permitted to fund the payment of dividends from borrowings under our new revolving credit facility. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. In addition, to the extent we finance capital expenditures with indebtedness, we will begin to incur incremental debt service obligations.

        We cannot assure you that our Bank EBITDA will in fact equal or exceed the minimum level set forth above, and our belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled "Risk Factors."

        As noted above, we have estimated our initial dividend level and the minimum Bank EBITDA required to pay dividends at that level only for the Initial Four Quarters. Moreover, we cannot assure you that we will pay dividends during or following such period at the level estimated above, or at all. Dividend payments are within the absolute discretion of our board of directors and will be dependent upon many factors and future developments that could differ materially from our current expectations. Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect the level of any dividends we pay in the future.

Restrictions on Payment of Dividends

        Our ability to pay dividends will be restricted by current and future agreements governing our debt, including our new credit facilities and the Reddy Holdings indenture and by Delaware law.

New Credit Facilities

        Our existing credit facilities currently do not permit us to pay the dividends contemplated in this prospectus. As such, concurrently with the closing of this offering, we intend to enter into our new credit facilities to enable us to pay dividends, subject to the satisfaction of certain financial covenants, conditions and other restrictions. We expect that under our new credit facilities, we will be restricted from paying dividends on our common stock unless, at the time of such payment:

  •
  no default or event of default has occurred and is continuing or would occur as a consequence thereof, in particular a default under the total leverage ratio and interest coverage ratio maintenance covenants we expect will be contained in our new credit facilities;

  •
  the total leverage ratio is below a specified level, which we expect to be lower than the total leverage ratio maintenance covenant in our new credit facilities;

  •
  the dividend payment is permitted to be paid under the indenture governing the Reddy Holdings notes; and

  •
  we have sufficient cash available to pay dividends, an amount that will be calculated based on Bank EBITDA minus cash interest on indebtedness, cash capital expenditures and cash income taxes. As of September 30, 2004, we would have had cash available to pay dividends of $52.9 under the new credit facilities (based on our expectation of the terms of these facilities).

        The specific terms of these covenants, conditions and other restrictions, however, have not yet been agreed upon. Once finalized, the specific terms of these covenants, conditions and other restrictions will be contained in the credit agreement to be filed as an exhibit to the registration statement of which this prospectus forms a part. For a more complete description of the expected terms of our new credit facilities, see "Description of Indebtedness—New Credit Facilities".

Reddy Holdings' 10 1/2% Senior Discount Notes due 2012

        The indenture governing the Reddy Holdings notes restricts the amount of dividends, distributions and other restricted payments we may pay. Under this indenture, we are restricted from paying dividends on our common stock unless, at the time of such payment:

  •
  no default or event of default has occurred and is continuing or would occur as a consequence thereof;

  •
  the interest coverage ratio set forth in the Reddy Holdings indenture exceeds 2 to 1;

  •
  there is sufficient capacity under the buildup amount under the Reddy Holdings indenture.

        As of September 30, 2004, we would have been permitted to pay dividends of $25.8 million under the buildup amount. In addition, after giving effect to this offering, we would have generated an additional $     million of capacity under the buildup amount provision of the Reddy Holdings indenture. The buildup amount increases by, among other things, 50% of our consolidated net income, as defined in the Reddy Holdings indenture, accrued during the period (treated as one accounting period) from July 1, 2003 to the end of the most recent fiscal quarter for which internal financial statements are available (or, if such consolidated net income is a deficit, minus 100% of such deficit), the net cash proceeds of the issuance of capital stock, subject to certain exceptions, and any cash capital contribution received by us from our shareholders in each case after August 15, 2003, and decreases by the amount of certain restricted payments we make from time to time, including, among other things, the payment of cash dividends.

        In addition, regardless of whether we could make any restricted payments under the buildup amount provision referred to above, we may, following the first public equity offering that results in a public market (which includes this offering), pay dividends on our capital stock of up to 6.0% per year of the cash proceeds (net of underwriters' fees, discounts, commissions or other expenses paid by us) of all such public equity offerings subject to specified conditions. Following this offering and the related transactions, we expect that we would be able to pay approximately $     million annually in dividends under this provision. However, the amount of dividends permitted under this provision counts against the buildup amount. For a more complete description of the Reddy Holdings indenture, see "Description of Indebtedness—Reddy Holdings' 10 1/2% Senior Discount Notes due 2012".

Reddy Group's 8 7/8% Senior Subordinated Notes due 2011

        The indenture governing the Reddy Group notes restricts the amount of dividends, distributions and other restricted payments we may pay. Substantially concurrently with this offering, we expect to consummate a tender offer for any and all of the Reddy Group notes. In connection with the tender offer, we expect to solicit consents to amend the Reddy Group indenture. The proposed amendments would eliminate from the Reddy Group indenture substantially all of the restrictive covenants and certain events of default and related provisions. The tender offer and consent solicitation for the Reddy Group notes is conditioned upon, among other conditions, this offering and our entry into our new credit facilities. The tender offer and consent solicitation will be consummated on a substantially concurrent basis with the completion of this offering and our entry into our new credit facilities. This discussion assumes that we will obtain the consents required to make these proposed amendments to the Reddy Group indenture. However, there is no assurance that all of the Reddy Group notes will be repurchased in the tender offer. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding following the offering and the related transactions.

Delaware Law

        Under Delaware law, Reddy Holdings' board of directors may not authorize payment of a dividend unless it is either paid out of Reddy Holdings' "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if Reddy Holdings does not have a surplus, it is paid out of Reddy Holdings' net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our board. Our board of directors may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Although we believe we will be permitted to pay dividends at the anticipated levels during the Initial Four Quarters in compliance with Delaware law, Reddy Holdings' board will periodically seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future periods, our board of directors may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends. Reddy Holdings is a holding company and conducts all of its operations through its subsidiaries. As a result, Reddy Holdings will rely principally on dividend distributions from Reddy Group to have funds available for the payment of dividends. Reddy Group, like Reddy Holdings, is incorporated in Delaware. As a result, Reddy Group is subject to the same considerations and limitations under Delaware law on the declaration of dividends.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004 (in each case, after giving effect to a             for one stock split of our outstanding shares of common stock):

  •
  on an actual basis; and

  •
  on an as adjusted basis, giving effect to:

  •
  the issuance of the Reddy Holdings notes in October 2004;

  •
  the redemption and exchange of Reddy Holdings' outstanding series A preferred stock;

  •
  the payment of a dividend to holders of Reddy Holdings' common stock;

  •
  the payment of a special transaction payment to certain members of management and certain directors in connection with the issuance of the Reddy Holdings notes;

  •
  our sale of            shares of our common stock in the offering; after deducting underwriting discounts and estimated expenses payable by us;

  •
  the entering into of our new credit facilities and the repayment in full of all amounts outstanding under our existing credit facilities; and

  •
  the consummation of a tender offer for the outstanding Reddy Group notes, assuming all of the outstanding Reddy Group notes are repurchased in the tender offer.

        The information below should be read in conjunction with "Summary—The Transactions," "Use of Proceeds," "Unaudited Pro Forma Condensed Financial Information," "Selected Historical Consolidated Financial Data", "Description of Indebtedness" and our consolidated financial statements included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$27,532	$5,791

Debt (including current maturities):
Existing credit facilities:
Revolving credit facility(1)	$—	$—
Term loan facility(2)	178,200	—
New credit facilities:
Revolving credit facility(3)	—	5,000
Term loan facility	—	240,000
Reddy Group's 8 7/8% senior subordinated notes due 2011(4)	151,087	—
Reddy Holdings' 10 1/2% senior discount notes due 2012(5)	—	100,163
Other long-term debt(2)	363	363

Total long-term debt (including current maturities)	329,650	345,526

Shareholders' equity
Series A preferred stock	1	—
Common stock(6)	1	1
Additional paid-in capital	203,415	214,052
Other	10,555	(23,424)

Total shareholders' equity	213,972	190,629

Total capitalization	$543,622	$536,155

(1)
As of September 30, 2004, there were no outstanding borrowings under our existing revolving credit facility and $25.7 million of availability under the line of credit, net of outstanding letters of credit of $9.3 million.

(2)
Includes current portion of $1.8 million and $0.1 million due and payable prior to September 30, 2005 related to the existing term loan facility and other long-term debt, respectively.

(3)
Reflects borrowings under our new revolving credit facility in connection with this offering and the related transactions. We expect that the size of our new revolving credit facility will be $60 million.

(4)
Represents $152.0 million aggregate principal amount of the Reddy Group notes, net of unamortized original issue discount of $0.9 million as of September 30, 2004. The Reddy Group notes were issued at 99.297% of par, representing a discount of $1.1 million. Substantially concurrently with this offering, we expect to consummate a tender offer for any and all of the outstanding Reddy Group notes. In connection with the tender offer, we expect to solicit consents to amend the indenture governing the Reddy Group notes to eliminate substantially all of the restrictive covenants contained therein. The as adjusted column of this table assumes that all of the Reddy Group notes will be repurchased in the tender offer. However, there is no assurance that all of the Reddy Group notes will be repurchased in the tender offer. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding following the offering and the related transactions.

(5)
Represents $151.0 million aggregate principal amount at maturity of the Reddy Holdings notes issued at a price of 66.333%.

(6)
Common stock outstanding excludes:

•
shares subject to options issued under our 2003 Stock Option Plan at a weighted average exercise price of $          per share; and

•
additional shares available for future issuance under our 2003 Stock Option Plan.

DILUTION

        If you purchase shares of our common stock, you will experience immediate and substantial dilution. Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the pro forma as adjusted net tangible book value per share of common stock after the offering. The pro forma net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, as adjusted to give effect to the issuance of the Reddy Holdings notes and related transactions, divided by the number of shares of our common stock outstanding as of September 30, 2004. After giving effect to the issuance of the Reddy Holdings notes and related transactions and this offering, our pro forma as adjusted net tangible book value as of September 30, 2004 would have been $            , or $            per share of common stock. This represents an immediate increase in net tangible book value of $            per share to the existing shareholders and an immediate dilution in net tangible book value of $            per share to new investors.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share at September 30, 2004 as adjusted to give effect to the issuance of the Reddy Holdings notes and related transactions
Increase in net tangible book value per share attributable to the offering
Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new investors	$
Pro forma as adjusted net tangible book value per share after the offering giving effect to the underwriters' option to purchase additional shares

Dilution per share to new investors after giving effect to the underwriters' option to purchase additional shares	$

        The following table summarizes, on the same pro forma as adjusted basis as of September 30, 2004, the total number of shares of common stock purchased from us or from the selling shareholders, the total consideration paid and the average price per share paid by the existing shareholders and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100.00%			$100.00%

        The tables and calculations above give effect to the            for one stock split which we expect to effect immediately prior to the consummation of this offering and assume no exercise of outstanding options. As of September 30, 2004, after giving effect to our expected    for one stock split, there would have been             shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $             per share. If all of these options are exercised, there will be further dilution to new investors of $             per share ($             per share after giving effect to the underwriters' option to purchase additional shares).

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

        Reddy Holdings and its wholly owned subsidiary Cube were formed on May 8, 2003 for the purpose of acquiring Packaged Ice and effecting certain capital transactions in connection with such acquisition. On August 15, 2003, Cube merged with and into Packaged Ice, with Packaged Ice being the surviving corporation (the "merger"). In connection with the merger, Packaged Ice was renamed Reddy Ice Group, Inc. Reddy Holdings and Cube conducted no operations during the period from May 8, 2003 through August 14, 2003. In the Unaudited Pro Forma Condensed Financial Information, "Successor" refers to Reddy Holdings and its subsidiaries, while "Predecessor" refers to pre-merger Reddy Group and its subsidiaries, which was then known as "Packaged Ice, Inc."

        The unaudited pro forma condensed financial statements for the year ended December 31, 2003 have been derived from (i) the audited historical financial statements of the Predecessor for the period from January 1, 2003 through August 14, 2003 and the Successor for the period from May 8, 2003 (date of inception) through December 31, 2003, and (ii) the unaudited interim financial statements of Triangle for the period from January 1, 2003 through October 31, 2003. Certain reclassifications have been made to Triangle's historical income statements to conform their presentation with that of Reddy Holdings. Triangle has historically reported depreciation and amortization expense within cost of sales and operating expenses, while Reddy Holdings reports such items separately. The unaudited pro forma condensed financial information as of and for the nine months ended September 30, 2004 have been derived from the unaudited financial statements of the Successor as of and for the nine months ended September 30, 2004.

        The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2003 gives effect to the following events as if they had occurred on January 1, 2003:

  •
  the merger;

  •
  the receipt of proceeds from the offering of the Reddy Group notes and borrowings under our existing senior credit facilities;

  •
  the acquisition of Triangle and the receipt of proceeds from equity issuances to the Sponsors and certain directors and members of senior management of Reddy Holdings primarily in connection with that acquisition;

  •
  the offering of the Reddy Holdings notes and the borrowing under our existing revolving credit facility and the receipt of the proceeds therefrom, the redemption of Reddy Holdings' outstanding series A preferred stock including the payment of accrued dividends, the payment of a dividend to holders of Reddy Holdings' common stock and the payment of a special transaction payment to certain members of management and certain directors; and

  •
  this offering and the related transactions.

        The unaudited pro forma condensed statement of operations for the nine months ended September 30, 2004 gives effect to the following events as if they had occurred on January 1, 2004 and the unaudited pro forma condensed balance sheet as of September 30, 2004 gives effect to the following events as if they occurred on September 30, 2004:

  •
  the offering of the Reddy Holdings notes, the October 2004 borrowing under our existing revolving credit facility and the receipt of proceeds therefrom, the redemption of Reddy Holdings' outstanding series A preferred stock, the payment of a dividend to holders of Reddy Holdings' common stock and the payment of a special transaction payment to certain members of management and certain directors; and

  •
  this offering and the related transactions.

        The pro forma adjustments which give effect to the various events described above are based upon currently available information and certain assumptions and estimates that management believes are reasonable. The merger and acquisition of Triangle were accounted for using the purchase method of accounting.

        The unaudited pro forma condensed financial information is intended for informational purposes only and does not purport to represent the results of operations that actually would have actually occurred or that may be obtained in the future if the transactions described had occurred on the assumed dates. In addition, future results may vary significantly from the results reflected in such statements due to general economic conditions, utility prices, labor costs, competition and other factors, many of which are beyond our control. See "Risk Factors". The pro forma financial data may contain financial measures other than those in accordance with GAAP and should not be considered in isolation from or as a substitute for our consolidated historical financial statements.

        The unaudited pro forma condensed financial information should be read in conjunction with "Selected Historical Consolidated Financial Data," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all the historical financial statements included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET
As of September 30, 2004
(in thousands)

	Historical Reddy Holdings	Reddy Holdings Senior Discount Note Offering Adjustments		As Adjusted	Adjustments for this Offering and the Related Transactions		Pro Forma
ASSETS
CURRENT ASSETS:
Cash and equivalents	$27,532	$100,163 5,000 (130,121	(a) (a) )(a)	$2,574	$377,500 (374,283	(f) )(f)	$5,791
Accounts receivable, net	37,133	—		37,133	—		37,133
Inventories	8,989	—		8,989	—		8,989
Prepaid expenses	2,585	—		2,585	—		2,585
Assets held for sale	790	—		790	—		790

Total current assets	77,029	$(24,958)		52,071	3,217		55,288
PROPERTY AND EQUIPMENT, net	232,689	—		232,689			232,689
GOODWILL AND OTHER INTANGIBLES, net	325,746	4,252 545	(b) (c)	330,543	4,725 (11,533 14,001	(f) )(g) (h)	337,736
OTHER ASSETS	10	—		10	—		10

TOTAL	$635,474	$(20,161)		$615,313	$10,410		$625,723

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Current portion of long-term obligations	$1,868	—		1,868	(1,800	)(f)	68
Revolving credit facility	—	5,000	(a)	5,000	—		5,000
Accounts payable	17,169	—		17,169	—		17,169
Accrued expenses	14,522	—		14,522	(2,283	)(f)	12,239

Total current liabilities	33,559	5,000		38,559	(4,083)		34,476
LONG-TERM OBLIGATIONS	327,782	100,163	(a)	427,945	240,000 (176,400 (152,000 913	(f) )(f) )(f) (g)	340,458
DEFERRED TAX LIABILITIES, net	60,160	—		60,160	—		60,160
SHAREHOLDERS' EQUITY:
Preferred stock, 12% cumulative, Series A, $0.01 par value	1	(1	)(a)	—	—		—
Common stock, $.01 par value	1	—		1	—		1
Additional paid-in capital	203,415	(114,188	)(a)	89,227	137,500 (12,675	(f) )(f)	214,052
Unearned compensation	(312)	156	(d)	(156)			(156)
Accumulated deficit	7,895	(10,401 (890	)(a) )(e)	(3,396)	(22,845	)(i)	(26,241)
Accumulated other comprehensive income	2,973	—		2,973	—		2,973

Total shareholders' equity	213,973	(125,324)		88,649	101,980		190,629

TOTAL	$635,474	(20,161)		$615,313	$10,410		$625,723

See notes to unaudited pro forma condensed consolidated balance sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET
(in thousands)

(a)
Proceeds from the offering of the Reddy Holdings notes, borrowings under our existing senior credit facilities, the redemption of Reddy Holdings' series A preferred stock, the payment of the dividend to holders of Reddy Holdings' common stock and the payment of a special transaction payment to certain members of management and certain directors were as follows:

Proceeds from the offering of the Notes (1)	$100,163
Proceeds from borrowing under our existing revolving credit facility (2)	5,000

Total proceeds	$105,163

Less cash used for:
Redemption of the Reddy Holdings' series A preferred stock, plus accrued dividends	$114,189
Payment of dividend to common shareholders	10,401
Special transaction payment	1,205
Transaction costs related to the offering of the Reddy Holdings notes	4,326

Total uses of cash	$130,121

Use of cash on hand	$24,958

  (1)
  Represents the issue of the Reddy Holdings notes on October 27, 2004.

  (2)
  Represents the draw made on October 27, 2004 on our existing senior credit facilities to fund a portion of the redemption of the preferred stock, plus accrued dividends, as well as a common dividend.

(b)
Reflects capitalized debt issue costs incurred in connection with the issuance of the Reddy Holdings notes and the related amendment to our existing senior credit facilities.

(c)
Reflects the tax benefit of the expenses incurred in connection with the issuance of the Reddy Holdings notes. A substantial portion of the company's net operating loss ("NOL") carryforwards were generated by the Predecessor. Due to the uncertainty of being able to utilize the Predecessor's NOL, a valuation allowance has been provided to reduce to zero the deferred tax asset resulting from such NOL carryforwards. As a result of purchase accounting related to the merger, utilization of the NOL carryforwards results in the removal of a portion of the valuation allowance and an offsetting decrease in goodwill.

(d)
Reflects the write-off of the unearned compensation related to the Reddy Holdings' series A preferred stock as all restrictions were lifted in connection with the redemption of such preferred stock.

(e)
Reflects the income statement effect of the expenses recognized in conjunction with the issuance of the Reddy Holdings notes and the redemption of the Reddy Holdings' series A preferred stock, net of tax.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET
(in thousands)

(f)
Proceeds from this offering, borrowings under our new credit facilities and the retirement of the Reddy Group notes are calculated using the following assumptions:

Proceeds from the offering of the common stock(1)	$137,500
Proceeds from borrowings under our new credit facilities	240,000

Total proceeds	$377,500

Less cash used for:
Payment of underwriting fees and costs related to the equity issuance(2)	12,675
Debt assumed to be retired:
Term loans under our existing senior credit facilities(3)	178,200
Repurchase of existing Reddy Group notes(4)	152,000
Accrued interest(5)	2,283
Other fees and expenses(6)	29,125

Total uses	$374,283

Excess cash	$3,217

  (1)
  Represents the assumed issuance of            shares of common stock of Reddy Holdings at a price of $            per share.

  (2)
  Represents underwriting fees and accounting, legal and other costs.

  (3)
  Includes current portion of long-term obligations of $1,800.

  (4)
  Assumes all of the Reddy Group notes are repurchased pursuant to the tender offer.

  (5)
  Represents accrued interest as of September 30, 2004 related to our existing senior credit facilities and the Reddy Group notes.

  (6)
  Represents debt issuance cost related to our new credit facilities, tender premium and costs to retire the Reddy Group notes, the payment in connection with the termination of the monitoring and management services agreement and the payment of a bonus to the management investors related to this offering and the related transactions.

(g)
Reflects the write-off of deferred debt costs and original issue discount associated with our existing senior credit facilities and the Reddy Group notes.

(h)
Reflects the tax effect of the payment of the tender premium and costs and management fees and the write-off of the deferred debt costs and original issue discount discussed in note (g). See note (c) for discussion of the utilization of net operating loss carryforwards.

(i)
Reflects the payment of the tender premium and costs and management fees and the write-off of the deferred debt costs and original issue discount discussed in note (g), net of income taxes.

UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003
(in thousands, except per share amounts)

	Historical Packaged Ice, Inc. January 1 to August 14, 2003	Historical Reddy Holdings May 8 to December 31, 2003	Pro Forma Adjustments		Reddy Holdings Pro Forma	Historical Triangle January 1 to October 31, 2003(1)	Pro Forma Adjustments		Pro Forma Combined	Reddy Holdings Senior Discount Note Offering Adjustments		As Adjusted	Adjustments for this Offering and the Related Transactions		Pro Forma
Revenues	$151,269	$86,919			$238,188	$26,094	$—		$264,282	—		$264,282				$264,282
Cost of sales	91,642	52,732	(2,481	)(a)	141,893	13,841	—		155,734	—		155,734				155,734

Gross profit	59,627	34,187	2,481		96,295	12,253	—		108,548	—		108,548	—			108,548
Operating expenses	18,598	13,430	313	(b)	32,444	5,598	(822	)(j)	35,610			35,610	(597	)(w)		35,013
			103	(c)			(54	)(k)					—
							77	(l)
							(1,028	)(m)
							(605	)(n)
Depreciation and amortization expense	14,528	7,616	(22,144	)(d)	18,671	2,609	(2,609	)(d)	20,883	—		20,883				20,883
			15,393	(e)			1,644	(e)
			3,278	(f)			568	(f)
Proceeds from disposition of assets	(11)	—	—		(11)	—	—		(11)	—		(11)				(11)
Refinancing and related transaction expenses													39,865	(x)		39,865

Income from operations	26,512	13,141	5,538		45,191	4,046	2,829		52,066	—		52,066	(39,268)			12,798
Other income, net	116	—	—		116	128	—		244	—		244				244
Interest expense	21,063	10,370	(31,402	)(g)	24,073	1,007	(1,007	)(o)	25,867	10,793	(t)	37,252	(13,490	)(y)		31,190
			24,042	(g)			1,666	(o)		532	(t)		(2,404	)(z)
							128	(p)		60	(t)		9,832	(aa)

Income before income taxes	5,565	2,771	12,898		21,234	3,167	2,042		26,443	(11,385)		15,058	(33,206)			(18,148)
Income tax benefit (expense)	—	(1,053)	—	(h)	(1,053)	(1,340)	1,340	(q)	(1,180)	1,662	(u)	482	—	(u)		482
							(127	)(s)

Net income (loss) before preferred dividends	5,565	1,718	12,898		20,181	1,827	3,255		25,263	(9,723)		15,540	(33,206)			(17,666)
Preferred dividends	(2,566)	(4,431)	6,997	(i)	(11,827)	—	629	(r)	(11,198)	11,198	(v)	—				—
			(11,827	)(i)

Net income (loss) available to common shareholders	$2,999	$(2,713)	$8,068		$8,354	$1,827	$3,884		$14,065	$1,475		$15,540	$(33,206)			$(17,666)

Basic and diluted net income (loss) per share:
Net income (loss) per share	$0.15	$(47.60)	n/a		n/a	n/a	n/a		n/a	n/a		n/a	n/a		$

Weighted average shares	20,159	57	n/a		n/a	n/a	n/a		n/a	n/a		n/a	n/a

See notes to unaudited pro forma condensed combined statements of operations.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2004
(in thousands, except per share amounts)

	Historical Reddy Holdings	Reddy Holdings Senior Discount Note Offering Adjustments		As Adjusted	Adjustments for this Offering and the Related Transactions		Pro Forma
Revenues	$232,416	—		$232,416	—			$232,416
Cost of sales	137,047	—		137,047	—			137,047

Gross profit	95,369	—		95,369	—			95,369
Operating expenses	25,825	—		25,825	(475	)(w)		25,350
					—	(w)
Depreciation and amortization expense	17,102	—		17,102	—			17,102
Gain on disposition of assets	—	—		—	—			—
Refinancing and related transaction expenses	—	—		—	38,598	(x)		38,598

Income from operations	52,442	—		52,442	(38,483)			13,959
Other income, net	(12)	—		(12)				(12)
Interest expense	19,841	8,891	(t)	29,164	(10,118	)(y)		24,812
		399	(t)		(1,810	)(z)
		33	(t)		7,576	(aa)

Income before income taxes	32,589	(9,323)		23,266	(34,131)			(10,865)
Income tax benefit (expense)	(12,384)	3,543	(u)	(8,841)	12,970	(u)		4,129

Net income (loss) before preferred dividends	20,205	(5,780)		14,425	(21,161)			(6,736)
Preferred dividends	(9,597)	9,597	(v)	—	—			—

Net income (loss) available to common shareholders	$10,608	$3,817		$14,425	$(21,161)			$(6,736)

Basic and diluted net income (loss) per share:
Net income (loss) per share	$107.15	n/a		$107.15	n/a		$

Weighted average shares	99	n/a		99	n/a

See notes to unaudited pro forma condensed statements of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED
STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

(1)
The Triangle acquisition occurred on November 6, 2003 but was effective on November 1, 2003 for accounting purposes. The historical data with respect to Triangle presented in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2003 relate to the ten months ended October 31, 2003. From November 1, 2003, data with respect to Triangle are included in the Reddy Holdings data.

  Reclassifications have been made to the historical statements of operations of Triangle to conform to the financial presentation of Reddy Holdings.

	Historical Triangle January 1 to October 31, 2003	Reclassifications Prepared by Reddy Holdings		Historical Triangle January 1 to October 31, 2003
	Per Triangle Accounting Records	Depreciation and Amortization	Other	Triangle Numbers Included in the Pro Forma
Revenues	$26,094	$—	$—	$26,094
Cost of sales	8,074	(845)	6,612	13,841

Gross profit	18,020	—	—	12,253
Delivery	8,275	(1,663)	(6,612)	—
General and administrative	3,819	(101)	(3,718)	—
Special charges	1,880	—	(1,880)	—
Operating expenses	—	—	5,598	5,598
Depreciation and amortization	—	2,609	—	2,609

Income from operations	4,046	—	—	4,046
Other income, net	128	—	—	128
Interest expense, net	1,007	—	—	1,007

Income before income taxes	3,167	—	—	3,167
Income tax expenses	(1,340)	—	—	(1,340)

Net income available to common shareholders	$1,827	$—	$—	$1,827

  (a)
  Reflects the elimination of historical operating lease expense related to 725 Ice Factories and 257 merchandisers which were purchased in connection with the merger.

  (b)
  Reflects the payment of recurring management fees to the Sponsors following the merger.

  (c)
  Reflects amortization of unearned compensation that was recorded in connection with the issuance of 250 shares each of restricted common and series A preferred stock on August 14, 2003 to certain members of Reddy Group's management group. The unearned compensation associated with the restricted shares, which had a total value of $500, is being expensed over the three-year life of the grant.

  (d)
  Reflects the elimination of historical depreciation and amortization expense for (i) Packaged Ice prior to its merger with Cube and (ii) Triangle prior to its acquisition by Reddy Group.

  (e)
  Reflects depreciation with respect to the fair value of the fixed assets that were acquired through the merger with Cube, leased equipment that was purchased in connection with the merger and the acquisition of Triangle. Such assets are being depreciated using the straight-line method over useful lives of 2 to 36 years. See Note 3 to the Financial Statements for the Years ended December 31, 2001 and 2002 (Predecessor), for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor) and for the period from January 1, 2003 to August 14, 2003 (Predecessor) included elsewhere in this prospectus for a description of the allocation of the purchase price of the assets acquired in the merger and the Triangle acquisition.

  (f)
  Reflects the amortization of certain identifiable intangible assets recorded as a result of the merger and the acquisition of Triangle. The amortization is related to customer relationships valued at $61,900 in connection with the merger and $10,820 in connection with the Triangle acquisition. The customer relationships have economic useful lives of 15 to 30 years.

  (g)
  Reflects (i) the elimination of historical interest expense on debt retired and (ii) interest expense on debt issued in connection with the merger.

Year Ended December 31, 2003
Historical interest expense	$31,402
Pro forma interest expense:
Existing revolving credit facility	$124
Existing term loan facility	4,999
8 7/8% Senior Subordinated Notes	13,490
Letters of Credit	380
Interest rate swap	2,773
Amortization of debt issue costs	2,276

Total	$24,042

          For the purposes of calculating interest on our existing revolving credit facility, existing term loan facility and interest rate swap, LIBOR was assumed to be 1.20% during the year ended December 31, 2003. Each one-eighth percent change in the interest rate on the credit facilities would increase the assumed pro forma interest expense by $231 for the year ended December 31, 2003.

  (h)
  No provision for income taxes has been provided on pro forma amounts due to net operating loss carryforwards available to Reddy Group.

  (i)
  Reflects (i) the elimination of dividends on Packaged Ice's preferred stock which was retired in connection with the merger and (ii) the accrual of preferred dividends on Reddy Holdings' series A preferred stock. Dividends accrue daily based on the liquidation amount, which is defined as the number of shares outstanding times $1,000 per share, plus accrued and unpaid dividends accumulated on a quarterly basis. It is assumed that no dividends will be paid in cash.

  (j)
  Reflects the elimination of expenses associated with the chief executive officer of Triangle, whose employment was terminated in connection with the acquisition by Reddy Group. The chief executive officer's duties are now being performed by existing Reddy Group management. The amount of expense eliminated includes the following:

Year Ended December 31, 2003
Premiums on life insurance retained by seller	$182
Salary and benefits	640

Total	$822

  (k)
  Reflects the reduction of Triangle's umbrella insurance premiums as the result of adding Triangle to Reddy Group's existing insurance policies.

  (l)
  Reflects additional management fees to be paid to the Sponsors as a result of the acquisition of Triangle.

  (m)
  Reflects the elimination of professional fees incurred by Triangle related to its acquisition by Reddy Group.

  (n)
  Reflects the elimination of employee bonuses paid by Triangle in connection with its acquisition by Reddy Group.

  (o)
  Reflects (i) the elimination of Triangle's historical interest expense, which included the accretion of redeemable common stock warrants, as all of Triangle's existing debt was paid off in connection with the acquisition and (ii) the adjustment of interest related to the $45,000 term loan that was borrowed under the existing credit facilities for purposes of financing a portion of the acquisition cost. For the purposes of calculating interest on the new term loan, LIBOR was assumed to be 1.20% during the year ended December 31, 2003. Each one-eighth percent change in the interest rate on the term loan would increase the assumed pro forma interest expense by $56 for the year ended December 31, 2003.

  (p)
  Represents amortization of debt issuance costs incurred in connection with the $45,000 term loan used to finance a portion of the Triangle acquisition.

  (q)
  Reflects the elimination of Triangle's historical income tax expense. No provision for income taxes has been provided on pro forma amounts attributable to any periods prior to August 15, 2003 due to net operating loss carryforwards available to Reddy Group.

  (r)
  Reflects additional preferred dividends to be incurred as a result of the issue of 5,000 shares of Reddy Holdings' series A preferred stock in connection with the financing of the Triangle acquisition.

  (s)
  A provision for income taxes has been provided for pro forma amounts attributable to the period from August 15, 2003 to November 1, 2003 (the effective date of the acquisition of Triangle for accounting purposes).

  (t)
  Represents additional interest expense related to the issuance of the Reddy Holdings notes, additional borrowings under our existing revolving credit facility and amortization of debt issue costs related to issuance of such notes.

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Pro forma interest expense:
Reddy Holdings notes	$10,793	$8,891
Existing revolving credit facility	60	33
Amortization of debt issue costs	532	399

Total	$11,385	9,323

    To calculate interest expense on our existing revolving credit facility, LIBOR was assumed to be 1.20% and 1.32% during the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. Each one-eighth percent change in the interest rate on our existing revolving credit facility would increase the assumed pro forma interest expense by $6 for the year ended December 31, 2003 and by $5 for the nine months ended September 30, 2004.

  (u)
  Represents the tax effects of the expenses incurred in connection with the issuance of the Reddy Holdings notes or the offering of common stock of Reddy Holdings and the related refinancing transactions.

  (v)
  Reflects the elimination of the preferred dividends on Reddy Holdings' series A preferred stock due to the redemption of such preferred stock.

  (w)
  Reflects the removal of management fees paid to the Sponsors subsequent to the offering of the common shares.

  (x)
  Reflects the debt issuance cost related to our new credit facilities, tender premium and costs to retire the Reddy Group notes, the payment in connection with the termination of the monitoring and management services agreement and the payment of transaction bonuses. Assumes that all of the Reddy Group notes are repurchased in connection with the tender offer. However, there is no assurance that all of the Reddy Group notes will be repurchased in the tender offer. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding following the offering and the related transactions.

  (y)
  Reflects the elimination of interest expense associated with the Reddy Group notes.

  (z)
  Reflects the elimination of amortization of deferred debt costs associated with our existing credit facilities and the Reddy Group notes.

  (aa)
  Represents additional interest expense related to our new credit facilities and amortization of debt issue costs related to such facilities.

	Year ended December 31, 2003	Nine months ended September 30, 2004
Pro forma interest expense:
Term loan facility	$8,887	$6,867
Amortization of debt issue costs	945	709

Total	$9,832	$7,576

        It assumed that borrowings under our new revolving credit facility will bear interest at LIBOR plus 2.50%. LIBOR was assumed to be 1.20% and 1.32% during the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. Each one-eighth percent change in the interest rate on our new revolving credit facility would increase the assumed pro forma interest expense by $300 for the year ended December 31, 2003 and by $225 for the nine months ended September 30, 2004.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth, for the periods and dates indicated, selected historical financial data of Reddy Holdings. Reddy Holdings and its wholly owned subsidiary Cube were formed on May 8, 2003 for the purpose of acquiring Packaged Ice and effecting certain capital transactions in connection with such acquisition. On August 15, 2003 Cube merged with and into Packaged Ice, with Packaged Ice being the surviving corporation. In connection with the merger Packaged Ice was renamed Reddy Group. Reddy Holdings and Cube conducted no operations during the period from May 8, 2003 through August 14, 2003. In the Selected Historical Consolidated Financial Data, "Successor" refers to Reddy Holdings and its subsidiaries while "Predecessor" refers to pre-merger Reddy Group and its subsidiaries, which was then known as "Packaged Ice, Inc."

        Our selected historical financial data as of December 31, 2002 and for the years ended December 31, 2002 and 2001 have been derived from the audited financial statements of the Predecessor included elsewhere in this prospectus. Our selected historical financial data as of September 30, 2004 and 2003 and for the nine month period ended September 30, 2004 have been derived from the unaudited financial statements of the Successor and Predecessor included elsewhere in this prospectus. The selected historical financial data as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 have been derived from the audited financial statements of the Predecessor for such years, which are not included in this prospectus. We have derived the selected historical financial data of the Successor as of December 31, 2003 and for the period from May 8, 2003 through December 31, 2003, and the selected historical financial data of the Predecessor for the period from January 1, 2003 through August 14, 2003 from our unaudited financial statements included elsewhere in this prospectus. We have derived the summary historical financial data for the combined nine months ended September 30, 2003 from the audited financial statements of the Predecessor for the period from January 1, 2003 through August 14, 2003 and the unaudited financial statements of the Successor for the period from May 8, 2003 through September 30, 2003 included elsewhere in this prospectus. The unaudited financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of financial condition and results of operations for such periods and as of such dates.

        Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all the historical financial statements included elsewhere in this prospectus.

	Predecessor				Predecessor	Successor	Combined	Predecessor	Successor	Combined	Successor
						May 8, 2003 (Date of Inception) to December 31, 2003			May 8, 2003 (Date of Inception) to September 30, 2003
	Year Ended December 31,						Twelve Months Ended December 31, 2003			Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
					January 1, 2003 to August 14, 2003			January 1, 2003 to August 14, 2003
	1999	2000	2001	2002
	(in thousands)
Operating Data:
Revenues	$231,723	$244,044	$244,247	$235,660	$151,269	$86,919	$238,188	$151,269	$38,641	$189,910	$232,416
Cost of sales	139,386	149,889	156,434	144,852	91,642	52,732	144,374	91,642	21,523	113,165	137,047

Gross profit	92,337	94,155	87,813	90,808	59,627	34,187	93,814	59,627	17,118	76,745	95,369
Operating expenses	37,738	37,139	37,372	33,739	18,598	13,430	32,028	18,598	4,110	22,708	25,825
Depreciation and amortization expense	30,526	28,631	33,816	24,704	14,528	7,616	22,144	14,528	2,377	16,905	17,102
Loss (gain) on disposition of assets	—	—	(49)	4,345	(11)	—	(11)	(11)	—	(11)	0
Impairment of assets	—	—	—	7,363	—	—	—	—	—	0	0
Other income, net	21	17	19	161	116	—	116	116	—	116	(12)
Gain on extinguishment of debt	—	—	—	2,494	—	—	—	—	—	0	0
Interest expense	(30,409)	(32,470)	(36,686)	(34,870)	(21,063)	(10,370)	(31,433)	(21,063)	(3,800)	(24,863)	(19,841)
Income tax expense	—	—	—	—	—	1,053	1,053	—	—	0	(12,384)
Cumulative effect of change in accounting principle(1)	—	—	—	(73,230)	—	—	—	—	—	0	0

Net income (loss) before preferred dividends	(6,315)	(4,068)	(19,993)	(84,788)	5,565	1,718	7,283	5,565	6,831	12,396	20,205

Net income (loss) available to common shareholders	$(9,393)	$(7,202)	$(23,451)	$(88,598)	$2,999	$(2,713)	$286	$2,999	$5,358	$8,357	$10,608

Basic net income (loss) per share:
Net income (loss) available to common shareholders before cumulative effect of change in accounting principle	$0.53	$0.37	$(1.19)	$(0.76)	$0.15	$(47.60)	n/a	$0.15	$178.60	n/a	$107.15

Cumulative effect of change in accounting principle	—	—	—	(3.64)	—	—	n/a	—	—	n/a	—

Net income (loss) available to common shareholders	$0.53	$0.37	$(1.19)	$(4.40)	$0.15	$(47.60)	n/a	$0.15	$178.60	n/a	$107.15

Weighted average common shares outstanding	17,565	19,340	19,756	20,157	20,159	57	n/a	20,159	30	n/a	99
Diluted net income (loss) per share:
Net income (loss) available to common shareholders before cumulative effect of change in accounting principle	$0.53	$0.37	$(1.19)	$(0.76)	$0.14	$(47.60)	n/a	$0.14	$178.60	n/a	$107.15
Cumulative effect of change in accounting principle	—	—	—	(3.64)	—	—	n/a	—	—	n/a	—

Net income (loss) available to common shareholders	$0.53	$0.37	$(1.19)	$(4.40)	$0.14	$(47.60)	n/a	$0.14	$178.60	n/a	$107.15

Weighted average common shares outstanding	17,565	19,340	19,756	20,157	20,808	57	n/a	20,808	30	n/a	99

Balance Sheet Data:
Total cash and cash equivalents and restricted cash(2)	$3,619	$1,027	$16,913	$6,500		$12,801			13,995		$27,532
Working capital(3)	(4,852)	1,114	(4,234)	(6,079)		7,651			23,130		43,470
Total assets	462,332	470,660	460,784	347,573		614,336			498,650		635,474
Total debt	322,290	332,270	332,667	305,214		330,947			284,377		329,650
Total shareholders' equity (deficit)	82,369	75,369	52,477	(37,149)		191,318			186,961		213,973
Other Financial Data:
Net cash provided (used in):
Cash flows—operating activities	$14,409	$19,102	$19,153	$32,690	$(4,846)	$30,092	$25,246	$(4,846)	$12,319	$7,473	$32,273
Cash flows—investing activities	(37,128)	(29,368)	(7,602)	(11,595)	(6,612)	(206,128)	(212,740)	(6,612)	(134,771)	(141,383)	(15,910)
Cash flows—financing activities	22,911	7,674	(2,365)	(24,808)	11,664	188,837	200,501	11,664	136,477	148,141	(1,632)
Capital expenditures(4)	30,413	23,165	16,510	14,403	7,848	13,721	21,569	7,848	10,201	18,049	12,525
Proceeds from dispositions	4,496	1,967	10,968	3,378	1,236	311	1,547	1,236	—	1,236	2,268

(1)
Effective January 1, 2002, we adopted SFAS No. 142, Accounting for Goodwill and Other Intangible Assets, which provides that goodwill and other intangible assets with indefinite lives shall not be amortized and shall be tested for impairment of value on an annual basis. In connection with the adoption of SFAS No. 142, we recorded an impairment of goodwill of $73.2 million, based on an independent appraisal, as a cumulative effect of change in accounting principle as of January 1, 2002.

(2)
Includes restricted cash of $6.7 million at December 31, 2001, which was used to collateralize outstanding standby letters of credit.

(3)
Working capital is defined as current assets less current liabilities.

(4)
Excludes the costs of acquisitions. Capital expenditures for the periods May 8, 2003 (Date of Inception) to September 30, 2003 and from May 8, 2003 (Date of Inception) to December 31, 2003 include $10.5 million related to the purchase of leased equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion summarizes the significant factors affecting our results of operations and financial condition during the nine month periods ended September 30, 2004 and September 30, 2003 and the three year period ended December 31, 2003. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in "Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus. You should read the following discussion with "Unaudited Pro Forma Condensed Financial Information," "Selected Historical Consolidated Financial Data" and all the historical financial statements included elsewhere in this prospectus.

Overview

        We are the largest manufacturer and distributor of packaged ice in the United States and currently serve approximately 82,000 customer locations in 31 states and the District of Columbia. We operate in two business segments—ice products and non-ice products and operations. Ice products accounted for approximately 94% of our revenues in the nine months ended September 30, 2004 and 93% of revenues in the nine months ended September 30, 2003. Due to acquisitions of certain ice companies in the fourth quarter of 2003 and the first nine months of 2004 (see "—Acquisitions" below), the proportion or our ice sales has increased. We expect the annual proportion of ice sales to increase from 92% in 2003 to approximately 93% to 95% in 2004. Our ice products business consists of the following two activities:

  •
  the traditional manufacture and delivery of ice from a central point of production to the point of sale; and

  •
  the installation and operation of The Ice Factory, our proprietary equipment located in our customers' high volume locations that produces, packages and stores ice through an automated, self-contained system.

        Our other business segment, non-ice products and operations, consists of refrigerated warehousing for third parties and the manufacture and sale of bottled water. This business segment accounted for 6% and 7% of our revenues in the nine months ended September 30, 2004 and 2003, respectively. As noted above, the proportion of sales due to our non-ice segment has decreased due to the acquisition of ice companies since the fourth quarter of 2003 (see "—Acquisitions" below). On an annual basis, we expect this percentage to decrease from 8% in 2003 to approximately 5% to 7% in 2004.

        Revenues.    Our revenues primarily represent sales of packaged ice, packaged ice bags for use in our Ice Factory equipment, bottled water and cold storage services. There is no right of return with respect to these products or services. A portion of our revenue also represents fees earned under management agreements for Ice Factories located outside our primary territories that are recognized as earnings under contract terms.

        Cost of Sales.    Our cost of sales includes costs associated with labor, raw materials, product delivery and utilities related to the manufacture and distribution of our products. Labor costs, including associated payroll taxes and benefit costs included in cost of sales, accounted for approximately 24% of sales in the nine months ended September 30, 2004 and 2003. Raw materials, which consist primarily of polyethylene-based plastic bags, represented approximately 7% of sales in the nine months ended September 30, 2004 and 2003. Product delivery expenses include labor, fuel and vehicle rental expense related to products delivered by our own distribution network, as well as fees paid to distributors who deliver ice to our customers on our behalf. Fuel purchased for delivery by our own distribution network represented approximately 3% of sales in the nine months September 30, 2004, versus 2% in the nine months ended September 30, 2003. Expenses for independent third party distribution services represented approximately 5% sales in the nine months ended September 30, 2004 and 4% of sales in nine months ended September 30, 2003. Utility expenses consist primarily of electricity used in connection with the manufacturing, storage and distribution processes and represented approximately 5% of sales in the nine months ended September 30, 2004 and 6% in the nine months ended September 30, 2003. Ice Factory revenues do not increase our plant occupancy, delivery or utility costs, however, we do incur costs associated with customer service representatives and machine technicians which are included in our cost of sales.

        Operating Expenses.    Our operating expenses are costs associated with selling, general and administrative functions. These costs include executive officers' compensation, office and administrative salaries, insurance, legal and other professional services and costs associated with leasing office space. Labor costs, including associated payroll taxes and benefit costs, included in operating expenses represented approximately 6% and 7% in the nine months ended September 30, 2004 and 2003, respectively.

        Seasonality.    Our results of operations are highly seasonal, characterized by peak demand during the warmer months of May through September, with an extended peak selling season in the southern United States. As a result of this seasonality and the fixed costs in our business, the proportion of revenues earned in our ice and non-ice business segments and the ratio of costs to revenues in any given quarter are not necessarily indicative of the ratios for a full year. Revenue within specific markets can also be affected by weather conditions, with cool or rainy weather negatively impacting demand and extremely hot weather increasing our costs as we respond to excess customer demand for our products. Approximately 68%, 68% and 66% of our revenues occurred during the second and third calendar quarters in 2001, 2002 and 2003, respectively. The decrease in 2003 was primarily due to the timing of the Triangle and Service Ice acquisitions, which occurred in the fourth quarter of 2003. We believe that approximately 68% of our revenues will occur during the second and third calendar quarters in 2004. As a result of seasonal revenue declines and a less than proportional decline in expenses during the first and fourth quarters, we typically experience lower profit margins resulting in losses during these periods. In addition, because a significant portion of our annual sales are generated during the second and third calendar quarters, our annual results of operations may fluctuate significantly if the weather during these periods is cool or rainy.

        Predecessor and Successor.    On August 15, 2003, Packaged Ice, Inc. merged with Cube Acquisition Corp., a wholly owned subsidiary of Reddy Ice Holdings, Inc. Packaged Ice was the surviving corporation and became a wholly owned subsidiary of Reddy Holdings, which was established on May 8, 2003. This discussion of the results of operations for the twelve months ended December 31, 2003 versus the twelve months ended December 31, 2002 is based on the combined results of Packaged Ice for the periods from January 1, 2003 through August 14, 2003 and Reddy Holdings for the period May 8, 2003 to December 31, 2003. Reddy Holdings and Cube conducted no operations from May 8, 2003 through August 14, 2003. Reddy Holdings and Reddy Group are collectively referred to as the "Successor". Packaged Ice prior to the merger is referred to as the "Predecessor". Because of purchase accounting, certain amounts may not be comparable between the Predecessor and Successor.

        Acquisitions.    On October 1, 2003, we acquired Service Ice for total consideration of $3.1 million (subject to customary post-closing adjustments). Service Ice operated one ice manufacturing facility in Orlando, Florida and was the largest supplier of packaged ice in Orlando with annual revenues of approximately $3.8 million. On November 6, 2003, we purchased all of the outstanding shares of capital stock of Triangle for an aggregate purchase price of approximately $64.3 million (subject to customary post-closing adjustments). Triangle operated primarily in North and South Carolina and had revenues of approximately $30.0 million for the fiscal year ended April 30, 2003. In 2004, we completed 11 acquisitions for a total cost of $16.3 million.

        Facilities.    At September 30, 2004, we owned or operated 56 ice manufacturing facilities, 54 distribution centers, approximately 79,000 merchandisers (cold storage units installed at customer locations), approximately

3,000 Ice Factories, six refrigerated warehouses and one bottled water plant. We had an aggregate daily ice manufacturing capacity of over 16,000 tons, the equivalent over of 4.5 million seven pound bags of ice.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Consolidated Results
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Sales	64.0	61.5	60.6	59.6	59.0

Gross Profit	36.0	38.5	39.4	40.4	41.0
Operating Expenses	15.3	14.3	13.4	12.0	11.1
Depreciation and amortization expense	13.8	10.5	9.3	8.9	7.4
Loss (gain) on disposition of assets	(0.0)	1.8	(0.0)	(0.0)	—
Impairment on assets	—	3.1	—	—	—

Income from operations	6.8	8.8	16.6	19.6	22.6
Other income, net	0.0	0.1	0.0	0.0	—
Gain on extinguishment of debt	—	1.1	—	—	—
Interest expense	(15.0)	(14.8)	(13.2)	(13.1)	(8.5)

Income (loss) before income taxes	(8.2)	(4.9)	3.5	6.5	14.0
Income tax expense	—	—	0.4	—	5.3
Net income (loss) before cumulative effect of change in accounting principle and preferred dividends	(8.2)	(4.9)	3.1	6.5	8.7
Cumulative effect of change in accounting principle	—	(31.1)	—	—	—

Net income (loss) before preferred dividends	(8.2)%	(36.0)%	3.1%	6.5%	8.7%

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

        Revenues.    Revenues increased $42.5 million from $189.9 million for the nine months ended September 30, 2003 to $232.4 million for the nine months ended September 30, 2004. This increase is primarily due to (i) the acquisitions of Service Inc, Triangle and the acquisitions we completed in 2004, (ii) higher average selling prices and increased volume sales and (iii) changes in how we do business with certain of our distributors. The acquisitions referred to above provided additional revenue of approximately $33.6 million in the nine months ended September 30, 2004. Approximately $5.4 million of the total revenue increase was driven by slightly higher average selling prices and small volume increases resulting from favorable weather conditions in the eastern United States during the months of May and June and the effects of the hurricanes in the southeastern United States in September 2004, offset by cooler and wetter than normal weather in Texas, Oklahoma and Colorado during the second and third quarters of 2004. Approximately $4.0 million of the increase was due to changes in the terms under which we do business with certain of our distributors. These modifications to our distributor business occurred primarily in the second quarter of 2004 and also resulted in corresponding increase in cost of sales. Offsetting the improved revenues in our ice business was a revenue decline of $0.5 million in our non-ice operations. The decline was caused primarily by a reduction in volumes in our cold storage operations as a result of the restructuring of a certain customer contract in the second quarter of 2003 and decreased customer volumes in our remaining cold storage warehouses, offset by increased volume sales in our bottled water operation.

        Cost of Sales.    Cost of sales increased $23.9 million from $113.2 million for the nine months ended September 30, 2003 to $137.0 million for the nine months ended September 30, 2004. This increase in cost of sales is primarily due to (i) approximately $18.0 million of costs in the nine months ended September 30, 2004 attributable to the Service Ice and Triangle acquisitions and the acquisitions we completed in 2004, (ii) a $5.4 million increase in costs in our previously existing ice operations related to the increased volume sales noted above and increased fuel, energy and bag costs, which was offset by the elimination of $2.5 million of operating lease expenses associated with our Ice Factories and (iii) additional delivery expenses of $4.0 million related to changes in the terms under which we do business with certain of our distributors. Offsetting these increases in costs was a $1.0 million decrease in costs of sales associated with our non-ice operations. The decrease in costs in our non-ice operations is due to (i) the restructuring of a certain cold storage customer contract in the second quarter of 2003, which resulted in a reduction in cold storage volumes and the closure of a warehouse, (ii) expense reductions, primarily labor, as a result of decreased volumes at our remaining cold storage warehouses and (iii) the elimination of certain operating lease expenses in our bottled water operation as a result of the purchase of certain leased equipment in November 2003. These decreases in non-ice costs of sales is partially offset by increased costs in our bottled water operations resulting from increased sales volumes.

        Operating Expenses.    Operating expenses increased $3.1 million from $22.7 million for the nine months ended September 30, 2003 to $25.8 million for the nine months ended September 30, 2004. This increase is primarily due to approximately $2.9 million of costs in the nine months ended September 30, 2004 attributable to the ice operations acquired since September 30, 2003.

        Depreciation and Amortization.    Depreciation and amortization increased $0.2 million from $16.9 million for the nine months ended September 30, 2003 to $17.1 million for the nine months ended September 30, 2004. This increase is primarily due to additional depreciation and amortization expense of $2.4 million associated with the acquisitions completed after September 30, 2003, offset by reduced depreciation and amortization expense related to the revaluation of our property, equipment and intangibles assets in connection with the merger on August 15, 2003.

        Interest Expense.    Interest expense decreased $5.0 million from $24.8 million for the nine months ended September 30, 2003 to $19.8 million for the nine months ended September 30, 2004. This decrease is primarily due to lower average outstanding borrowings under our existing revolving credit facility and lower average interest rates, which resulted from the refinancing of our debt on August 15, 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenues.    Revenues increased $2.5 million from $235.7 million for the twelve months ended December 31, 2002 to $238.2 million for the twelve months ended December 31, 2003. This increase is primarily due to the acquisitions of Service Ice and Triangle in October 2003 and November 2003, respectively. The acquisitions provided additional revenue of $3.9 million, which was offset by a decline of $1.4 million in existing businesses, primarily in our ice segment. This decline in ice revenues was primarily related to reduced volume sales caused by adverse weather conditions in certain of our significant markets, particularly in the eastern United States during the first six months of 2003. Weather patterns and volume sales returned to more historical levels in the last six months of 2003. This decline in volume sales was partially offset by increased average selling prices.

        Cost of Sales.    Cost of sales decreased $0.5 million from $144.9 million for the twelve months ended December 31, 2002 to $144.4 million for the twelve months ended December 31, 2003. This decrease in cost of sales and the decrease in the relative percentage is attributable primarily to reduced sales volume in our ice business and reduced costs in our non-ice operations due to headcount reductions. Offsetting these decreases was $2.5 million of costs attributable to the operations of Service Ice and Triangle from the date of their acquisition.

        Operating Expenses.    Operating expenses decreased $1.7 million from $33.7 million for the twelve months ended December 31, 2002 to $32.0 million for the twelve months ended December 31, 2003. As a percentage of revenues, operating expenses decreased from 14.3% for the twelve months ended December 31, 2002 to 13.4% for the twelve months ended December 31, 2003. This decrease was due to reduced incentive compensation expense of $1.7 million related to the company's overall financial performance and reduced expenses associated with legal and other professional services. Offsetting these decreases was $0.6 million of costs attributable to the operations of Service Ice and Triangle from the date of their acquisition.

        Depreciation and Amortization.    Depreciation and amortization decreased $2.6 million from $24.7 million for the twelve months ended December 31, 2002 to $22.1 million for the twelve months ended December 31, 2003. This decrease is primarily due to the revaluation of our property and equipment in connection with the merger on August 15, 2003.

        Impairment of Assets.    During the twelve months ended December 31, 2002, we recorded two non-cash charges to impair assets which totaled $7.4 million. First, we reclassified certain excess real estate as "Assets Held for Sale" and recorded a non-cash charge of $3.3 million to reduce their carrying value to their estimated fair value. Secondly, we evaluated our goodwill as of December 31, 2003 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and as a result recorded an impairment charge of $4.1 million related to our bottled water and cold storage operations. There were no similar charges in 2003.

        Gain on Extinguishment of Debt.    During the twelve months ended December 31, 2002, we repurchased and retired 9 3/4% senior notes with a total par value of $15.0 million, which resulted in a gain on extinguishment of debt of $2.5 million. There were no extinguishments of debt in 2003.

        Interest Expense.    Interest expense decreased $3.4 million from $34.9 million for the twelve months ended December 31, 2002 to $31.4 million for the twelve months ended December 31, 2003. This decrease is primarily due to (i) lower average outstanding borrowings under our existing credit facilities and reduced outstanding principal balances of our 9 3/4% senior notes during the period January 1, 2003 through August 14, 2003 and (ii) the effects of the refinancing of our debt on August 15, 2003. In connection with the merger, all of our prior debt was repaid and new debt was incurred. As a result of our new structure and the equity contributions made by our shareholders, the new debt that we incurred in connection with the acquisition had a lower total principal balance and significantly lower interest rates than our prior debt.

        Cumulative Effect of Change in Accounting Principle.    On January 1, 2002, the Predecessor adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Adoption of this statement resulted in a charge to net income of $73.2 million (net of $0 tax). The allocation of the charge to the ice and non-ice segments was $70.1 million and $3.1, respectively.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Revenues.    Revenues decreased $8.5 million, from $244.2 million for the twelve months ended December 31, 2001 to $235.7 million for the twelve months ended December 31, 2002. Revenues decreased $6.4 million in our ice segment as a result of the sale of our traditional ice business in California, offset by (i) slight volume increases due to better weather conditions in most of our markets and the recovery from the effects of the terrorist attacks in New York City and Washington, D.C. on September 11, 2001 and (ii) increases in average selling prices in our non-California markets. Revenues in our non-ice operations decreased $2.2 million for the twelve months ended December 31, 2002 as compared with the same period in 2001, primarily due to the sale in 2001 of two cold storage operations and our ice production equipment sale and leasing business and the loss of sales to our poultry customers caused by an outbreak of avian flu in Virginia. The decrease due to the sales of these operations was partially offset by a $1.2 million increase in sales at our Virginia cold storage warehouses related to the signing of a significant new customer contract in 2002.

        Cost of Sales.    Cost of sales decreased $11.5 million, from $156.4 million for the twelve months ended December 31, 2001 to $144.9 million for the twelve months ended December 31, 2002. As a percentage of revenues, cost of sales decreased from 64.0% in 2001 to 61.5% in 2002. This decrease primarily resulted from the sale of our traditional ice operations in California and labor and reductions in other costs in our remaining operations that were implemented in the last half of 2001. Offsetting these reductions were increases in electricity and insurance costs.

        Gross Profit.    Gross profit increased $3.0 million, from $87.8 million for the twelve months ended December 31, 2001 to $90.8 million for the twelve months ended December 31, 2002. As a percentage of revenues, gross profit increased from 36% for the twelve months ended December 31, 2001 to 38.5% for the twelve months ended December 31, 2002. These increases were the result of increased operating efficiencies in our ice operations, higher average selling prices and the sale of our traditional ice business in California, which generated lower gross profit margins than our other markets, offset by reduced margins at our Virginia cold storage warehouses due to reduced amounts of customer products moved through our warehouses by our poultry customers.

        Operating Expense.    Operating expenses decreased $3.7 million, from $37.4 million for the twelve months ended December 31, 2001 to $33.7 million for the twelve months ended December 31, 2002. As a percentage of revenues, operating expenses decreased from 15.3% for the twelve months ended December 31, 2001 to 14.3% for the twelve months ended December 31, 2002. These decreases resulted from a reduction in labor and benefits due to a consolidation of administrative functions and headcount reductions during the second and third quarters of

2001, the sale of our traditional ice business in California in December 2001 and the sale of certain non-ice operations in the last half of 2001, offset by an increase in incentive compensation expense relating to improved performance.

        Depreciation and Amortization.    Depreciation and amortization decreased $9.1 million, from $33.8 million for the twelve months ended December 31, 2001 to $24.7 million for the twelve months ended December 31, 2002. As a percentage of revenues, depreciation and amortization decreased from 13.9% for the twelve months ended December 31, 2001 to 10.5% for the twelve months ended December 31, 2002. This decrease was primarily due to (i) the disposition of significant fixed assets between July 2001 and December 2002 and (ii) the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 changed the accounting for goodwill and certain intangible assets with an indefinite life from an amortization method to an impairment-only approach. Amortization of goodwill and certain other intangible assets, including goodwill recorded in past business combinations, ceased upon adoption of this statement. Amortization expense related to these items was $6.0 million in 2001. Offsetting this decrease in expense is additional depreciation expense related to property additions since December 31, 2001.

        Gain (Loss) on Disposition of Assets.    During the year ended December 31, 2002, we sold certain non-core assets, including several pieces of excess real estate, for a net loss of $2.4 million. In addition, we resolved all outstanding issues related to the sale of our traditional ice business in California and as a result recorded an additional charge of $1.9 million.

        Impairment of Assets.    We reclassified excess real estate as "Assets Held for Sale" and recorded a non-cash charge of $3.3 million to write down their carrying value to their estimated fair value. In accordance with SFAS No. 142, we evaluated our goodwill as of December 31, 2002 and recorded a non-cash impairment charge of $4.1 million related to our bottled water and cold storage operations.

        Gain on the Extinguishment of Debt.    During the twelve months ended December 31, 2002, we purchased and retired 9 3/4% Senior Notes with an aggregate principal amount of $15.0 million, which resulted in a gain on extinguishment of debt of $2.5 million.

        Interest Expense.    Interest expense decreased $1.8 million, from $36.7 million for the twelve months ended December 31, 2001 to $34.9 million for the twelve months ended December 31, 2002. As a percentage of revenues, interest expense decreased from 15% for the twelve months ended December 31, 2001 to 14.8% for the twelve months ended December 31, 2002. The dollar decrease in interest expense was due to a $3.6 million non-cash charge to expense in December 2001 related to our interest rate collar agreement, lower average borrowings under our then current credit facilities and lower outstanding balances of our 9 3/4% Senior Notes, offset by higher payments under our interest rate collar agreement and a higher average interest rate on the term loan included in our then current credit facilities.

        Cumulative Effect of Change in Accounting Principle.    On January 1, 2002 we adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Adoption of this statement resulted in a charge to net income of $73.2 million (net of $0 tax). The allocation of the charge to our ice and non-ice segments was $70.1 million and $3.1 million, respectively.

Liquidity and Capital Resources

        We intend to fund our ongoing capital and working capital requirements as well as debt service, including our internal growth and acquisitions, through a combination of cash flows from operations and borrowings under our existing revolving credit facility.

  Historical

        We generate cash from the sale of packaged ice through traditional delivery methods, by which we manufacture, package and store ice at a central facility and transport it to our customers' retail locations when needed, and through Ice Factories, which manufacture, package and store ice in our customers' retail locations. Our primary uses of cash are (a) cost of sales, (b) operating expenses, (c) debt service and (d) capital expenditures related to replacing and modernizing the capital equipment in our traditional ice plants and acquiring and installing additional Ice Factories. Historically, we have financed our capital and working capital requirements, including our acquisitions, through a combination of cash flows from operations, borrowings under our revolving credit facilities and operating leases.

        Our ability to generate cash from our operations is subject to weather, general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As a result, we cannot assure you that our business will generate sufficient cash flow from operations in amounts sufficient to enable us pay dividends or service our debt and to fund our other liquidity needs. If we do not have sufficient liquidity, we will have to take actions such as reducing or delaying strategic acquisitions, investments and joint ventures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the terms of existing or future debt instruments, including the expected terms of the credit agreement governing our new credit facilities and the Reddy Holdings indenture, may restrict us from adopting some of these alternatives.

        During the nine months ended September 30, 2004, capital expenditures totaled $12.5 million. We estimate that our capital expenditures for 2004 will approximate $16 million, which includes any capital expenditures required by our 2004 acquisitions. There can be no assurance that capital expenditures will not exceed this estimate. As we have consolidated acquisitions into the existing company infrastructure, we have identified non-core and excess assets which can be disposed of. From time to time, we also dispose of other assets which are no longer useful in our operations. As a result of dispositions of these non-core and excess assets, we realized proceeds of approximately $2.3 million in the nine months ended September 30, 2004 and estimate that total proceeds from such dispositions will be approximately $2.5 million to $3.0 million in 2004. We continue to expect that our net capital expenditures for the full year 2004 will approximate $13.0 million to $13.5 million.

        In 2004, we completed the acquisition of 11 small ice companies for a total cash purchase price of approximately $16.3 million (seven of which occurred in the nine months ended September 30, 2004 for a total purchase price of $5.7 million). We will continue to evaluate acquisition opportunities as they become available. In conjunction with these evaluations, we will consider our liquidity, availability under our existing revolving credit facility, mandatory principal repayments under our debt agreements and availability of other capital resources.

        Reddy Holdings incurred an additional $100.2 million of indebtedness (excluding premiums) in an October 2004 offering of the Reddy Holdings notes. The notes will accrete to $151.0 million aggregate principal amount at maturity. Cash interest payments on the Reddy Holdings notes will be due and payable beginning in 2009. We expect that Reddy Holdings' primary source of liquidity for such payments will be cash flow generated from the operations of its subsidiaries, including Reddy Group.

        Cash Flows for the Nine Months Ended September 30, 2004 and 2003

        Net cash provided by operating activities was $32.3 million and $7.5 million in the nine months ended September 30, 2004 and 2003, respectively. The increase in the nine months ended September 30, 2004 as compared with the nine months ended September 30, 2003 was primarily the result of significantly improved results of operations. During the nine months ended September 30, 2003, we reported income before taxes of $12.4 million, compared to income before taxes of $32.6 million in the nine months ended September 30, 2004 (all income taxes recorded in 2004 were non-cash). The increase in income before taxes was driven by acquisitions and reduced interest expense related to lower average interest rates.

        Net cash used in investing activities was $15.9 million and $141.4 million in the nine months ended September 30, 2004 and 2003, respectively. The decrease in cash used in investing activities in the nine months ended September 30, 2004 as compared with the nine months ended September 30, 2003 is primarily due to the expenditure of $125 million in the nine months ended September 30, 2003 for the acquisition of Packaged Ice, Inc. Also contributing to the decrease in cash used in investing activities was a $6.5 million decrease in capital expenditures, net of proceeds from dispositions, primarily related to the buyout of our Ice Factory operating leases in September 2003, offset by $5.6 million spent in the first nine months of 2004 for acquisitions of ice companies.

        Net cash used by financing activities was $1.6 million in the nine months ended September 30, 2004. In the nine months ended September 30, 2003, financing activities provided cash of $148.1 million, primarily as a result of the refinancing of Packaged Ice's debt in connection with the merger.

        Cash Flows for the Twelve Months Ended December 31, 2003, 2002 and 2001

        Net cash provided by operating activities was $25.2 million, $32.7 million and $19.2 million in 2003, 2002 and 2001, respectively. The decrease from 2002 to 2003 was caused by a reduction in cash flows provided by changes in working capital, offset by improved results of operations. In 2002, changes in working capital accounts provided cash of $10.3 million, primarily due to the lifting of the restrictions on $6.7 million of cash that was being used to collateralize certain letter of credit obligations. There were also reductions in the levels of accounts receivables and inventories in 2002 as management placed greater emphasis on monitoring and controlling these items. In 2003, changes in working capital accounts used $6.2 million of cash flow, which was primarily due to the payment of 2002 incentive compensation amounts that were accrued as of December 31, 2002. The increase in cash flow from operations from 2001 to 2002 is primarily due to the effects of the restricted cash balance of $6.7 million—in 2001, the collateral was put up with our bank, which was a use of cash. In 2002, the restrictions were lifted and the cash was released, resulting in a source of cash.

        Net cash used in investing activities was $212.7 million, $11.6 million and $7.6 million in 2003, 2002 and 2001, respectively. The majority of the increase in cash used by investing activities from 2002 to 2003 is due to the merger and the acquisitions of Service Ice and Triangle, which required $192.7 million. The remaining increase is primarily due to an increase in property additions of $7.2 million, primarily driven by the purchase of assets in 2003 that were being utilized under operating leases. The increase in cash used for investing activities from 2001 to 2002 was primarily due to a reduction of $7.6 million in proceeds from asset dispositions, caused by the timing of the disposition of our California operations in 2001, offset by reduced property additions.

        Net cash provided by financing activities was $200.5 million in 2003, as compared to net cash used by financing activities of $24.8 million and $2.4 million in 2002 and 2001, respectively. Financing activities provided cash in 2003 due to the merger and related refinancing activities in August 2003 and the purchase of Triangle in November 2003. In 2003, the issuance of new common and preferred stock provided $197.6 million, while the issuance of Reddy Group's 8 7/8% senior subordinated notes and borrowings under the term loan under our existing credit facilities provided $330.9 million. These proceeds were used to repay our existing debt at the time of the merger, finance the merger and the acquisition of Triangle and pay debt issue costs. In 2002, net cash used in financing activities was $24.8 million, which was used to repay outstanding balances under our existing credit facilities and repurchase a portion of our outstanding 9 3/4% senior notes with an aggregate face value of $15.0 million. We recognized a gain of $2.5 million in connection with the purchase of the 9 3/4% senior notes. In 2001, cash used in financing activities was primarily related to the repayment of amounts outstanding under our existing credit facilities. The amount of cash allocated to the repayment of debt increased in 2002 as a result of improved results of operations, reduced property additions and the disposition of non-core and excess assets.

        Long-term Debt and Other Obligations

      Reddy Holdings Notes

        On October 27, 2004, Reddy Holdings issued $151.0 million aggregate principal amount at maturity of 10 1/2% Senior Discount Notes due 2012 in a private placement offering pursuant to an exemption from registration under the Securities Act of 1933. The Reddy Holdings notes were sold at 66.333% of the stated principal amount, which resulted in net proceeds of $100.2 million. Reddy Holdings used the net proceeds of the offering, together with a dividend of approximately $28.6 million from Reddy Group, to redeem all of Reddy Holdings' existing series A preferred stock for approximately $99.2 million, to pay accumulated dividends on such stock as of the date of redemption in the amount of approximately $15.1 million and to pay a dividend of approximately $10.5 million to its common shareholders. In connection with these transactions, Reddy Group made a special transaction payment of approximately $1.2 million in the aggregate to certain members of management and certain directors. In connection with the offering of the Reddy Holdings notes and the related transactions, we amended our existing credit agreement. See "Description of Indebtedness—Existing Senior Credit Facilities".

        Each Reddy Holdings note has an initial accreted value of $663.33 per $1,000 principal amount at maturity. The accreted value of each Reddy Holdings note increases from the date of issuance until November 1, 2008 at a rate of 10 1/2% per annum such that the accreted value will equal the stated principal amount at maturity on November 1, 2008. Thereafter cash interest on the Reddy Holdings notes will accrue and be payable semi-annually at a rate of 10 1/2% per annum. The Reddy Holdings notes are unsecured obligations of Reddy Holdings and are:

  •
  not guaranteed by any of Reddy Holdings' subsidiaries;

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  senior in right of payment to all of Reddy Holdings' future subordinated indebtedness;

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  equal in right of payment with any of Reddy Holdings' existing and future unsecured senior indebtedness;

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  effectively subordinated to Reddy Holdings' existing and future secured debt; and

  •
  structurally subordinated to all obligations and preferred equity of Reddy Holdings' subsidiaries.

        The Reddy Holdings notes include customary covenants that restrict, among other things, the ability to incur additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire our capital stock or subordinated indebtedness, make certain investments, incur liens, enter into arrangements that restrict dividends from our subsidiaries, merge or sell all or substantially all of our assets or enter into various transactions with affiliates. Prior to November 1, 2007, we may redeem up to 35% of the principal amount of the Reddy Holdings notes at a redemption price of 110.5% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in equity offerings that are specified in the indenture governing the Reddy Holdings notes. If a change of control occurs on or prior to November 1, 2007, we may, at our option, redeem all, but not less than all, of the Reddy Holdings notes at a redemption price equal to the sum of (i) the accreted value of the notes as of the redemption date, (ii) a premium equal to 125% of one year's coupon payment and (iii) any accrued and unpaid interest to the date of redemption. If we experience a change of control and do not elect to make the optional redemption described in the previous sentence, we will be required to make an offer to repurchase the Reddy Holdings notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase.

        The Reddy Holdings notes are subject to registration with the SEC pursuant to the Registration Rights Agreement (the "Rights Agreement") entered into at the time of issuance. Pursuant to the Rights Agreement, Reddy Holdings will, within 150 days after the issuance date, file a registration statement with the SEC to exchange the Reddy Holdings notes for new notes of Reddy Holdings having terms substantially identical in all material respects to the Senior Notes. Reddy Holdings must also use its commercially reasonable efforts to cause the registration statement to be declared effective within 240 days after the issuance date.

      Existing Senior Credit Facilities

        On August 15, 2003, we entered into $170.0 million senior credit facilities, with the lenders being a syndicate of banks, financial institutions and other entities, including Credit Suisse First Boston, as Administrative Agent, Canadian Imperial Bank of Commerce and Bear Stearns Corporate Lending, Inc. The credit facilities provide for a six-year term loan in the amount of $135.0 million and a five-year revolving credit facility in the amount of $35.0 million. Proceeds of the term loan were used to consummate the merger as previously discussed. On October 17, 2003, the senior credit facilities were amended to, among other things, allow for an additional term loan of $45.0 million to consummate the Triangle acquisition, which was completed on November 6, 2003, but was effective on November 1, 2003 for accounting purposes. The additional term loan contains substantially all the same terms, conditions and financial covenants as the original term loan. The combined term loan continues to amortize in quarterly installments over a five-year period in an annual aggregate amount equal to 1% of the combined term loan balance of $180.0 million, with any remaining unpaid balance to be repaid in the sixth year in equal, quarterly installments.

        At September 30, 2004, we had $25.7 million of availability under the existing revolving credit facility, net of outstanding standby letters of credit of $9.3 million. The standby letters of credit are used primarily to secure certain insurance obligations. As a result of renewal of our insurance policies in 2004 with our current carrier, we are required to increase the balances of the standby letters of credit by approximately $2.6 million of which

$1.9 million has occurred. During the remainder of 2004, we worked with certain former insurance carriers to reduce the amount of standby letters of credit that we maintain for their benefit. In October 2004, we received permission to reduce one such standby letter of credit by $4.9 million. Since that time we have received two additional reductions totaling $1.2 million. Our current balance of standby letters of credit is $5.1 million. Principal balances outstanding under our existing revolving credit facility bear interest per annum, at Reddy Group's option, at the sum of the base rate plus the applicable margin or LIBOR plus the applicable margin. The base rate is defined as the greater of the prime rate (as announced from time to time by the Administrative Agent) or the federal funds rate plus 0.5%. The applicable margin is different for revolving and term loans and varies depending on Reddy Group's leverage ratio. On February 20, 2004, our existing senior credit facilities were amended to reduce the applicable margin on term loans by 0.5%. At September 30, 2004, the weighted average interest rate of borrowings outstanding under our existing senior credit facilities was 4.3%. Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable upon maturity of the LIBOR loan or on the last day of the quarter if the LIBOR loan exceeds 90 days. Reddy Group pays a quarterly fee on the average availability under our existing revolving credit facility based on an annual rate of 0.5%.

        The terms of our existing senior credit facilities fully prohibit Reddy Group from paying dividends and otherwise transferring assets to Reddy Holdings, except for certain limited dividends the proceeds of which must be used to maintain Reddy Holdings' corporate existence.

        Our existing senior credit facilities require that beginning in 2004, Reddy Group will repay all borrowings under the existing revolving credit facility and maintain a zero outstanding balance for a period of 30 consecutive calendar days during each year. This requirement for 2004 was met on August 10, 2004. The term loan amortizes in quarterly installments over a five-year period in an annual aggregate amount equal to 1% of the original balance, with any remaining unpaid balance to be repaid in the sixth year in equal, quarterly installments. Subject to certain conditions, mandatory repayments of the existing revolving credit facility and term loan are required to be made with portions of the proceeds from (1) asset sales by Reddy Group and its subsidiaries, (2) the issuance of debt securities by Reddy Group and its subsidiaries, (3) an initial public offering of stock of Reddy Holdings and (4) insurance and condemnation awards of Reddy Group and its subsidiaries. Furthermore, within 100 days after the close of each fiscal year (beginning with the close of the 2004 fiscal year), a mandatory prepayment of the term loan is required based on a percentage of Reddy Group's annual excess cash flow, as defined in our existing senior credit facilities. The percentage is based on Reddy Group's leverage ratio at the end of such fiscal year and ranges from 25% to 75%. Our existing senior credit facilities contain financial covenants which include limitations on capital expenditures and the maintenance of certain financial ratios, as defined in the credit agreement, and is collateralized by substantially all of its assets and the capital stock of it and all of its current subsidiaries. At September 30, 2004, Reddy Group was in compliance with these covenants.

      Reddy Group Notes

        On July 17, 2003, Cube completed the sale of $152.0 million of senior subordinated notes in connection with a private placement offering. These senior subordinated notes were priced at 99.297%, which resulted in gross proceeds of $150.9 million. At the closing of the merger on August 15, 2003, Reddy Group assumed Cube's obligations under the senior subordinated notes and the related indenture and received the net proceeds of the offering. Substantially concurrently with this offering, we expect to consummate a tender offer for any and all of the Reddy Group notes. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding after the consummation of this offering and the related transactions. See "Unaudited Pro Forma Condensed Financial Information".

      Interest Rate Collar Agreement

        On November 28, 2000, Reddy Group entered into an interest rate collar agreement. If the Index Rate (30-day LIBOR, as defined in the collar agreement) exceeds 7.75%, Reddy Group will receive the difference between the Index Rate and 7.75%. If the Index Rate falls below 5.75%, Reddy Group will pay the difference plus 1%. Any amounts payable or receivable are settled monthly. The collar agreement had a notional amount of $50.0 million and a term of four years. When our debt was refinanced on August 15, 2003, $0.3 million of amounts previously deferred in accumulated other comprehensive income (loss) on the balance sheet were written off as the hedged, forecasted transaction was no longer deemed probable of occurring. The collar agreement was redesignated as a hedge of our existing senior credit facilities, with subsequent changes in fair value deferred in other comprehensive income (loss). If we had been required to settle the collar agreement as of September 30, 2004, we would have had to pay $0.4 million plus accrued interest of $0.2 million. The collar agreement expired on November 28, 2004. Upon expiration of the collar agreement, all amounts previously deferred in other comprehensive income were recognized. The recognition of other amounts previously deferred in other comprehensive income resulted in non-cash interest income of approximately $3.4 million in the fourth quarter 2004.

      Liquidity Outlook

        Due to the seasonal nature of our business, we record the majority of our sales and profits during the months of May through September. The majority of the cash generated from those operations is received between July and November. Based on our current and expected level of operations, we believe that cash flow from operations, together with available borrowings under our existing revolving credit facility, will be adequate to meet our future liquidity needs for at least the next twelve months. As of September 30, 2004, we had approximately $25.7 million of availability under our existing revolving credit facility, net of outstanding standby letters of credit of $9.3 million. As of September 30, 2004, we did not have a balance outstanding on our existing revolving credit facility and, on a pro forma basis as described under "Unaudited Pro Forma Condensed Financial Information," had a balance of $5.0 million.

  Pro Forma

        Our existing credit facilities are comprised of a $135.0 million term loan due in 2009 and a $35.0 million revolving credit facility due in 2008. In October 2003, we entered into an amendment to the credit agreement, pursuant to which the lenders made a supplemental term loan in November 2003 in the amount of $45.0 million for use in connection with the acquisition of Triangle.

        Concurrently with this offering, we expect to enter into new senior secured credit facilities in an aggregate principal amount of approximately $300 million consisting of a revolving credit facility in an aggregate principal amount of approximately $60 million and a term loan facility in an aggregate principal amount of approximately $240 million. While our new credit facilities will permit us to pay dividends to holders of our common stock, they will contain significant restrictions on our ability to do so. See "Dividend Policy and Restrictions" and "Description of Indebtedness—New Credit Facilities".

        Substantially concurrently with this offering, we expect to consummate a tender offer for any and all of the $152.0 million aggregate principal amount of Reddy Group notes. In connection with the tender offer, we expect to solicit consents to amend the indenture governing the Reddy Group notes. The proposed amendments would eliminate from the indenture governing the Reddy Group notes substantially all of the restrictive covenants, certain events of default and related provisions. The tender offer and consent solicitation for the Reddy Group notes will be conditioned upon, among other conditions, this offering and our entry into our new credit facilities. The tender offer and consent solicitation will be consummated on a substantially concurrent basis with the completion of this offering and our entry into our new credit facilities. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding after the consummation of this offering and the related transactions.

        As of September 30, 2004, after giving effect to this offering and the related transactions, we would have had consolidated indebtedness of $345.5 million (including a balance of $5.0 million outstanding under our new revolving credit facility and availability of $45.7 million under our new revolving credit facility, net of outstanding letters of credit of $9.3 million). Subject to restrictions in the Reddy Holdings indenture and the credit agreement governing our new credit facilities, Reddy Holdings and its subsidiaries (including Reddy Group) may incur additional indebtedness.

        For a description of Reddy Group's and Reddy Holdings' indebtedness, see "Description of Indebtedness".

  Effect of this Offering and the Related Transactions on Results of Operations, Liquidity and Capital Resources

        We expect that this offering and the related transactions will have the following effects on our results of operations, liquidity and capital resources in the future:

  •
  We will pay approximately $     million in one-time fees, premiums and expenses in connection with this offering and the related transactions, $     million of which are related to the offering and will be recorded as a reduction to paid-in capital and $     million of which are related to the entry into our new credit facilities and will be recorded as deferred financing costs that will be amortized over the life of the new term loan facility.

  •
  We will have a net decrease in interest expense of $     million per year due to the repurchase of the Reddy Group notes pursuant to the tender offer, assuming all of the Reddy Group notes are repurchased in the tender offer and the repayment in full of our existing credit facilities, partly offset by the entry into our new credit facilities.

  •
  We will have a net reduction in deferred financing costs, due to the write-off of approximately $     million and approximately $     million of deferred financing costs relating to the tender offer for the Reddy Group notes, assuming all of the Reddy Group notes are repurchased in the tender offer, and the repayment of our existing credit facilities and the incurrence of approximately $       million of deferred financing costs related to the entry into our new credit facilities.

  •
  As a result of the repayment in full of our existing credit facilities and the entry into our new credit facilities, we will have $     million less in scheduled amortization payments due to the elimination of the requirement to amortize outstanding principal amounts.

  •
  As a public company, we expect to incur approximately $            in incremental ongoing Public Company Accounting Oversight Board expenses, director and officer liability insurance premiums, expenses relating to shareholders' meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, independent directors' fees, additional legal fees, listing fees and miscellaneous fees.

  •
  Following this offering, we will have $            less annually in selling, general and administrative expense due to the termination of the monitoring and management services agreement as described below under "Certain Relationships and Related Transactions".

  •
  As a result of the dividend policy that our board of directors will adopt on the closing of this offering, we currently intend to pay an initial dividend of $     per share on or about                          2005 and to continue to pay quarterly dividends at an annual rate of $    per share for the first year following the closing of this offering, subject to various restrictions on our ability to do so. We expect the aggregate impact of this dividend policy in the year following the closing of the offering to be $     million. The cash requirements of the expected dividend policy are in addition to our other expected cash needs.

        We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. This limitation could be significant, for example, with respect to large acquisitions and growth opportunities that require cash investments in amounts greater than our available cash or external financing resources. In order to pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our anticipated capital expenditure levels. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see "—Assumptions and Considerations" below.

        Our debt will decrease by $84.3 million due to the repayment of $178.2 million of debt under our existing term loan facility, the repurchase of $152 million principal amount outstanding of Reddy Group notes (assuming that all of those notes are tendered in our tender offer) and additional borrowings of $240 million under our new term loan facility (resulting in a net increase of $66.8 million of the outstanding balance under our new credit facilities). Although we will have this net debt reduction, we will still be able to incur additional debt under the new credit facilities and the Reddy Holdings indenture.

        We believe that cash flow from operating activities, together with our existing cash and borrowings we expect to be available under the new credit facilities, will be sufficient for approximately the next twelve months to fund our currently anticipated requirements for dividends, interest payments on our indebtedness, capital expenditures, incremental costs associated with being a public company and taxes. In connection with this offering, we will increase the size of our revolving credit facility to $60 million. After 2005, our ability to fund these requirements and to comply with the financial covenants under our debt agreements will depend on the results of future operations, performance and cash flow. Our ability to do so will be subject to prevailing economic conditions and to financial, business, regulatory, legislative and other factors, many of which are beyond our control.

  Covenant Compliance

        We believe that the credit agreement governing our new credit facilities and the Reddy Holdings indenture are material agreements, that the covenants contained in these agreements are material terms of these agreements and that the information presented below about these covenants is material to investors' understanding of our financial condition and liquidity. In addition, the breach of covenants in our new credit facilities, which will be based on ratios that include Bank EBITDA as a component, could result in a default under these facilities, allowing the lenders to elect to declare all amounts borrowed due and payable, and, as a result, possibly resulting in a default under the Reddy Holdings indenture.

        We expect that our new credit facilities will restrict our ability to pay dividends directly in proportion to the amount of Bank EBITDA that we generate and our compliance with a total leverage ratio, among other things. We are also restricted from paying dividends under the Reddy Holdings indenture. However, the indenture's restrictions are less restrictive in the Initial Four Quarters than the comparable restrictions we expect will be contained in our new credit facilities. Under our new credit facilities, we expect the total leverage to Bank EBITDA ratio will be tested quarterly. If the total leverage ratio is greater than    to    , we will not be able to pay dividends on our common stock. In addition, we expect our new credit facilities will not permit us to pay dividends if an event of default under our new credit facilities has occurred and is continuing, or would occur as a consequence thereof. In particular, it will be an event of default if the total leverage ratio is greater than        to        ; or our interest coverage ratio is not at least        to        .

        As a result of the above, the presentation of Bank EBITDA and the total leverage ratio is appropriate to provide additional information to investors to demonstrate compliance with, and our ability to pay dividends under, the applicable covenants. The following table presents Bank EBITDA on a pro forma basis after giving effect to the transactions described under "Unaudited Pro Forma Condensed Financial Information".

	Year Ended December 31, 2003	Twelve Months Ended September 30, 2004
(unaudited, in thousands)
Bank EBITDA	$75,571	$78,777
Total leverage ratio	:1.0	:1.0
Interest coverage ratio	:1.0	:1.0

For a more complete description, see "Description of Indebtedness—New Credit Facilities". In addition, the credit agreement governing our new credit facilities will be filed as an exhibit to the registration statement of which this prospectus forms a part.

        Bank EBITDA is different from EBITDA that is derived solely from GAAP components. Bank EBITDA should not be construed as an alternative to net income (loss), cash flows from operations or net cash from operating or investing activities as defined by GAAP, and it is not necessarily indicative of cash available to fund our cash needs as determined in accordance with GAAP. In addition, not all companies use identical calculations, and this presentation may not be comparable to similarly titled measures of other companies.

  Debt and Capital Leases

        The table below summarizes the future payments due under our significant contractual obligations as of December 31, 2003:

	Total	2004	2005 to 2006	2007 to 2008	2009 and thereafter
	(in millions)
Long-term debt(1)	$330.9	$1.9	$3.7	$46.0	$279.3
Existing revolving credit facility	—	—	—	—	—
Operating leases	35.8	8.6	14.4	7.7	5.1
Purchase obligations(2)	32.0	3.8	7.6	7.6	13.0

Total contractual obligations	$398.7	$14.3	$25.7	$61.3	$297.4

(1)
In addition to the amounts above, we anticipate paying approximately $24.0 million of cash in 2004 for interest expense associated with our long-term debt.

(2)
Consists of our obligation to purchase 2,000 merchandisers and $0.75 million of spare parts per year from a certain vendor under a supply agreement that expires May 31, 2012.

        The table below summarizes the future payments due under our significant contractual obligations as of September 30, 2004 on a pro forma basis for the offering of the Reddy Holdings notes, the October 2004 borrowing under our existing revolving credit facility and the receipt of the proceeds therefrom, the redemption of Reddy Holdings' outstanding series A preferred stock, the payment of a dividend to holders of Reddy Holdings' common stock, the payment of a special transaction payment to certain members of management and certain directors and this offering and the related transactions:

	Total	2004		2005 to 2006		2007 to 2008		2009 and thereafter
	(in millions)
Long-term debt(1)	$340.5	$		$		$		$
New revolving credit facility	5.0
Operating leases	29.4		2.2		14.4		7.7		5.1
Purchase obligations(2)	29.2		1.0		7.6		7.6		13.0

Total contractual obligations	$404.1	$		$		$		$

(1)
This includes accretion on the Reddy Holdings notes at a rate of 10 1/2% per annum.

(2)
Consists of our obligation to purchase 2,000 merchandisers and $0.75 million of spare parts per year from a certain vendor under a supply agreement that expires May 31, 2012.

Critical Accounting Policies

        Allowances for Doubtful Accounts.    We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments on their accounts. We have attempted to reserve for these estimated losses based on our past experience with similar accounts receivable and believe our reserves to be adequate. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments on their accounts, additional allowances may be required.

        Long-Lived Assets.    Property and equipment is carried at cost and is being depreciated on a straight-line basis over estimated lives of 2.5 to 36 years. Maintenance and repairs are charged to expense as incurred, while capital improvements that extend the useful lives of the underlying assets are capitalized. We accounted for all of our historical acquisitions using the purchase method of accounting and as a result recorded significant amounts of goodwill. Other intangible assets include the following that are amortized over their useful lives:

Intangible Assets	Useful Life
Goodwill	Indefinite life
Trade names	Indefinite life
Customer relationships	Straight line method over economic lives of 15 to 30 years
Debt issuance costs	Interest method over the term of the debt

        Impairment of Long-Lived Assets.    In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of recoverability of long-lived assets and certain other identifiable intangible assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset or its disposition. Measurement of an impairment loss for long-lived assets and other intangible assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or net realizable value. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is evaluated using a market valuation approach based on valuations of comparable businesses.

        Inherent in the determination of such future cash flows and valuations are certain estimates and judgments, including the interpretation of current economic indicators and market values and assumptions about our strategic plans with regards to our operations. To the extent additional information arises or our strategies change, it is possible that our conclusions regarding the impairment of goodwill or other long-lived assets could change and result in a material effect on our financial position or results of operations.

        Revenue Recognition.    Revenue is recognized when product (packaged ice, ice packaging bags, bottled water and ice equipment) is delivered to and accepted by customers. There is no right of return with respect to the packaged ice, bags delivered and bottled water. Revenue resulting from Ice Factory management agreements and cold storage services is recognized as earned under contractual terms.

General Economic Trends and Seasonality

        Our results of operations are generally affected by the economic trends in our market area, but results to date have not been significantly impacted by inflation. If we experience an extended period of high inflation, which affects multiple expense items, we believe that we will be able to pass on these higher costs to our customers.

        The ice business is highly seasonal, with the bulk of demand coming in the warmer spring and summer months. Accordingly, we experience seasonal fluctuations in our net sales and profitability. We make a disproportionate amount of our sales in the second and third calendar quarters. We also typically have net income in these same periods, whereas we typically experience net loss in the first and fourth calendar quarters. We believe that over two-thirds of our revenues will occur during the second and third calendar quarters when the weather conditions are generally warmer and demand is greater, while less than one-third of our revenues will occur during the first and fourth calendar quarters when the weather is generally cooler. This belief is consistent with historical trends. As a result of seasonal revenue declines and the lack of proportional corresponding expense decreases, we will most likely experience lower profit margins and even losses during the first and fourth calendar quarters. In addition, because our operating results depend significantly on sales during our peak season, our quarterly results of operations may fluctuate significantly as a result of adverse weather during this peak selling period if the weather is unusually cool or rainy on a more national or regional basis.

        The following tables summarize the unaudited quarterly information for the period from January 1, 2004 to September 30, 2004 and the period from May 8, 2003 (Date of Inception) to December 31, 2003 for the Successor and the period from January 1, 2003 to August 14, 2003 for the Predecessor.

        For the nine month period from January 1, 2004 through September 30, 2004:

	Successor
	1st	2nd	3rd
	(in thousands)
Revenues	$37,380	$88,529	$106,507
Gross profit	8,872	38,860	47,817
Net income (loss) available to common shareholders	(14,789)	12,164	13,233

        For the period from May 8, 2003 (Date of Inception) through December 31, 2003:

	Successor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$—	$—	$38,641	$48,278	$86,919
Gross profit	—	—	17,118	17,069	34,187
Net income (loss) available to common shareholders	—	—	5,358	(8,071)	(2,713)

        For the period from January 1, 2003 through August 14, 2003:

	Predecessor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$32,567	$70,749	$47,953	$—	$151,269
Gross profit	6,776	30,229	22,622	—	59,627
Net income (loss) available to common shareholders	(15,714)	7,455	11,258	—	2,999

New Accounting Pronouncements

        On January 1, 2002, our Predecessor adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach.

Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. Adoption of this statement resulted in a charge to net income of $73.2 million (net of $0 tax). the allocation of the charge to our Predecessor's ice and non-ice segments was $70.1 million and $3.1 million, respectively.

        On January 1, 2002, our Predecessor adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting requirements for the impairment and disposal of long-lived assets. In November 2002, our Predecessor's Board of Directors approved a plan to sell certain fixed assets within the following twelve months. At December 31, 2003 and 2002, these assets were classified as "Assets Held for Sale" in the balance sheet and were reported at their fair value in accordance with SFAS No. 144. A non-cash charge of $3.3 million was recognized in the year ended December 31, 2002 to reduce the carrying value of the assets to their fair value. Such charge is included in "Impairment of Assets" in the statement of operations.

        In November 2004, the EITF reached a consensus on EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations" ("EITF 03-13"). The EITF reached a consensus in this issue on an approach for evaluating whether the criteria in SFAS No. 144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held for sale as discontinued operations. The approach includes an evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. Such evaluation depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those continuing cash flows are direct or indirect. The consensus also requires financial statement disclosure of certain information for each discontinued operation that generates continuing cash flows. EITF 03-13 is effective for components of an enterprise that are either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. We are currently evaluating the effect this standard could have on our results of operations and financial position.

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, among other things, amends SFAS No. 4 and SFAS No. 64 to require that gains and losses from the extinguishment of debt generally be classified within continuing operations. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002 and early application is encouraged. Our Predecessor adopted SFAS No. 145 upon issuance and as a result, has reflected gains on the extinguishment of debt within continuing operations.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46 requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        In December 2003, the FASB issued a revision to FIN 46 ("FIN 46R"). Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of FIN 46 for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of FIN 46 to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. We do not have any variable interest entities or special purpose entities.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, clarifies when a derivative contains a financing component, amends the definition of "underlying" to conform it to the language used in FIN 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and amends certain other existing pronouncements. The adoption of SFAS 149 did not have a material impact on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 has no material impact on our results of operations and financial position.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, chapter 4" ("SFAS 151"). SFAS 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs to be treated as a current period expense. This statement is effective for fiscal years beginning after July 15, 2005. We are currently evaluating the effect this standard could have on our results of operations and financial position.

        In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.

        SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award Ì the requisite service period (which is usually the vesting period). The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

        We are required to apply SFAS No. 123(R) to all awards granted, modified or settled in our first reporting period under U.S. GAAP after June 15, 2005. We are also required to use either the "modified prospective method" or the "modified retrospective method." Under the modified prospective method, we must recognize compensation cost for all awards granted after we adopt the standard and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, we must restate our previously issued financial statements to recognize the amounts we previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, we are permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting. The standard permits and encourages early adoption.

        We have commenced our analysis of the impact of SFAS No. 123(R), but have not yet decided: (1) whether we will elect to adopt early, (2) if we elect to adopt early, then at what date we would do so, (3) whether we will use the modified prospective method or elect to use the modified retrospective method, and (4) whether we will elect to use straight line amortization or an accelerated method. Accordingly, we cannot currently quantify the effect that this standard would have on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risks

        Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. Our main market risk exposure category is interest rate risk.

        On November 28, 2000, we entered into an interest rate collar agreement. The collar agreement had a notional amount of $50.0 million and a term of 4 years. If the Index Rate (30-day LIBOR, as defined in the Collar Agreement) exceeded 7.75%, we were to receive the difference between the Index Rate and 7.75%. If the Index Rate falls below 5.75%, we were to pay the difference plus 1%. If we had been required to settle the Collar Agreement as of September 30, 2004, we would have had to pay $0.4 million plus accrued interest of $0.2 million. The collar agreement expired on November 28, 2004. Upon expiration of the collar agreement, all amounts previously deferred were recognized, resulting in non-cash interest income of approximately $3.4 million in the fourth quarter of 2004.

        We are exposed to some market risk due to the floating interest rates under our existing senior credit facilities. Principal balances outstanding under our existing revolving credit facility bear interest, at our option, at the London Inter-Bank Offered Rate ("LIBOR") plus 3.5% or the prime rate (as announced from time to time by the administrative agent) plus 1.5%. The term loans bear interest, at our option, at LIBOR plus 2.5% or the prime rate plus 1.5%.

        As of September 30, 2004, our existing senior credit facilities had an outstanding principal balance of $178.2 million at a weighted average interest rate of 4.3% per annum. Due to our interest rate collar agreement, the effect of a change in interest rates on our interest expense depended on the level of LIBOR rates. At September 30, 2004, the 30-day LIBOR rate was 1.8%.

        The following table shows the approximate annual increase in interest expense given the current principal balances on all of our debt if LIBOR were to increase by 1% from the initial levels indicated below, as of September 30, 2004:

Initial LIBOR Rate	Increase in the LIBOR rate	Estimated Annual Impact
		(in thousands)
Less than or equal to 4.5%	1%	$1,282
Greater than 4.5%, less than or equal to 5.75%	1%	$1,532
Greater than 5.75%, less than or equal to 6.75%	1%	$1,782
Greater than 6.75%, less than or equal to 7.75%	1%	$1,532
Greater than 7.75%	1%	$1,282

INDUSTRY OVERVIEW

        Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. Industry surveys, studies and publications generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these surveys, studies and publications is reliable, neither we nor the underwriters have independently verified such data, and neither we nor the underwriters make any representations as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

        We estimate that the annual wholesale market for packaged ice is approximately $1.8 billion, which includes manufacturers such as ourselves and in-house production, primarily by small retail operations and, to a lesser extent, by large retailers. The packaged ice industry is highly fragmented and is led by us and several regional, multi-facility operators. The industry includes numerous local and regional companies of varying size and resources, with most ice manufacturers having annual revenues of less than $1.0 million.

        Traditional ice manufacturers produce and distribute packaged ice from a centrally located facility and, as a result of high transportation costs, are typically limited to servicing customers within approximately 100 miles from the point of production. Packaged ice suppliers compete based primarily on service, quality and price, with success dependent upon prompt and reliable delivery during peak seasonal months, an efficient manufacturing and distribution system, high-density customer distribution routes within a region and high customer concentration in a market area. Each customer location typically carries one brand of ice provided by a single supplier.

        The packaged ice industry is highly seasonal, characterized by peak demand during the warmer months of May through September, with an extended peak selling season in the southern United States. We believe volume growth in the packaged ice industry generally tracks population growth, thus favoring geographic markets with faster population growth. Demand within specific geographic markets can also be affected by weather conditions, with cool or rainy weather negatively impacting ice purchases.

BUSINESS

Overview

        We are the largest manufacturer and distributor of packaged ice in the United States, serving approximately 82,000 customer locations in 31 states and the District of Columbia under the Reddy Ice™ brand name. We believe our sales are more than three times those of any other packaged ice supplier in the United States. Our principal product is ice packaged in seven to fifty pound bags, which we sell to a highly diversified customer base, including supermarkets, mass merchants and convenience stores. For the nine months ended September 30, 2004, we sold the equivalent of over 397 million seven pound bags of ice. Our products are primarily sold throughout the southern United States (the "Sun Belt"), one of the most attractive regions in the country for packaged ice sales due to warm weather, extended peak selling seasons and favorable population growth patterns. We believe population growth is one of the primary drivers for growth in demand for packaged ice, and we operate in 13 of the 15 fastest growing metropolitan areas in the United States. In addition, our broad geographic reach helps insulate us from the impact of cool or rainy weather in any particular region. No other manufacturer and distributor of packaged ice in the United States has the geographic presence, infrastructure or capacity necessary to meet the multi-state demands of customers in our markets.

        Our business is characterized by consistent annual customer demand, attractive margins and modest annual capital requirements. We believe that retail consumer demand for packaged ice is relatively unaffected by adverse economic conditions due to its low cost and the lack of readily available substitutes. For the nine months ended September 30, 2004, we had revenues, Bank EBITDA and net income available to common shareholders of $232.4 million, $69.6 million and $10.6 million, respectively.

        We operate in two business segments: ice products and non-ice products and operations. Ice products accounted for approximately 92% of our total revenues in 2003. This segment consists of the traditional manufacture and delivery of ice from a central point of production to the point of sale as well as sales from The Ice Factory machines, our proprietary equipment located in our customers' high volume locations that produce, package and store ice through an automated, self-contained process. In 2003, traditional ice manufacturing and Ice Factory sales accounted for approximately 91% and 9% of ice product revenues, respectively. Non-ice products and operations consist of refrigerated warehousing and the manufacture and sale of bottled water.

        We produce ice in cube, half-moon, cylindrical, crushed and block forms and provide our customers with a variety of delivery options to meet their specific needs. In addition to the manufacture and distribution of packaged ice in small bags (typically seven pounds), we sell medium bags (16 to 20 pounds) and ten-pound block bags to our retail customer base. We also sell ice in assorted bag sizes ranging from 16 to 50 pounds to restaurants, bars, stadiums, vendors and caterers and block ice in 10, 25 and 300 pound sizes to our commercial, agricultural and industrial customers. The majority of our sales are direct to commercial, agricultural and industrial customers. In addition, a portion of our products is sold through distributors who deliver ice to our customers on our behalf and who resell ice to their own customers.

        We have built a strong and loyal customer base by providing a high level of service and quality at competitive prices utilizing our extensive network of ice manufacturing plants and distribution centers. We have a diverse customer base and long-standing relationships with our customers across all major retail channels as evidenced by our high retention rates with prominent supermarkets, mass merchants and convenience stores such as Albertson's, Circle-K, ExxonMobil, Food Lion, Kroger, 7-Eleven and Wal-Mart. For the nine months ended September 30, 2004, our largest customer, Wal-Mart and Sam's Club on a combined basis, accounted for approximately 10% of our revenues. Most of our major customers, including eighteen of our top twenty retail ice customers, have purchased ice from us and our predecessor companies for over a decade. Within our markets we are the sole supplier of packaged ice to the majority of our top twenty retail ice customers. The percentage of our total revenues derived from and volume sold to national and regional convenience and grocery store chains has grown over the last several years as each of these retail channels has consolidated. We have benefited from supplying these national and regional retailers as many of these customers have grown at rates in excess of industry averages.

        At September 30, 2004, we owned or operated 56 ice manufacturing facilities, 54 distribution centers, approximately 79,000 merchandisers (cold storage units installed at customer locations), approximately 3,000 Ice Factories, six refrigerated warehouses and one bottled water plant. We had an aggregate daily ice manufacturing capacity of approximately 16,000 tons, the equivalent of 4.5 million seven pound bags of ice.

Competitive Strengths

        We believe our competitive strengths include:

        Stable and Predictable Cash Flow Generation.    Historically, we have been able to generate significant cash flows from our operating activities. As a result of our recent acquisitions, limited working capital needs and modest capital expenditure requirements going forward, we believe we are well positioned to generate strong free cash flow to pay dividends to our shareholders and to service our indebtedness. In addition, at December 31, 2003, we had approximately $122 million of federal and state net operating loss carryforwards, or NOLs, which, subject to limitations, are available to offset future taxable income. These NOLs, if not utilized, will begin to expire in 2005 and fully expire by 2023.

        Unique Multi-State Presence and Infrastructure.    We are the largest company in the packaged ice industry, serving customers in 31 states and the District of Columbia. Our large geographic footprint gives us the necessary manufacturing capacity and distribution scale to service large retailers across multiple states and regions. Smaller local suppliers do not have the multi-state or multi-region service capabilities increasingly required by such customers. As a result of our unique multi-state presence and infrastructure, we believe we are well positioned to benefit from continued consolidation within our customer base and from increased reliance by national and regional customers on suppliers that serve multiple markets. In addition to providing us with competitive advantages with our customers, our broad geographic reach also helps insulate us from the variability of weather patterns in any individual region.

        Leading Market Position in Attractive Ice Markets.    We are the largest manufacturer and distributor of packaged ice in the United States. We are the market leader in the Sun Belt, one of the most attractive regions in the United States for packaged ice in terms of weather and population growth patterns. The markets we serve include 13 of the 15 fastest growing metropolitan areas in the United States. We believe our strong market position in these desirable markets will contribute to future growth in revenue and profitability.

        Long Standing Relationships with High Quality Customers.    We have been providing ice products and delivery services to many of our customers for more than a decade. These customers include prominent retailers across a variety of channels. Many of these customers require significant volumes of ice products on a multi-state basis and would require numerous suppliers to replace the extent of the services we currently provide. In addition, our customers depend on our consistent ability to ensure prompt and reliable delivery, particularly during peak seasonal months. The strength of our customer relationships is further reinforced by the fact that almost all of our customers rely on a single supplier of packaged ice at each point of sale. We believe that the strength of our customer relationships provides us with a significant competitive advantage over other suppliers in our markets.

        Multiple Distribution Service Offerings.    We attract and retain customers by offering a variety of service alternatives to meet our customers' specific supply chain needs. These alternatives include traditional distribution methods, such as delivery to our merchandisers, delivery of bulk quantities to retail locations and warehouse shipments from a centralized point of production. In addition, our proprietary Ice Factory units provide certain high volume customers with self-contained on-site ice production, packaging and storage. These delivery alternatives enable us to offer our customers the flexibility to meet their specific supply requirements in a reliable and cost-efficient manner.

        Strong, Incentivized Management Team with Proven Execution Capabilities.    Led by our Chairman and Chief Executive Officer, William P. Brick, and our President and Chief Operating Officer, Jimmy C. Weaver, our

executive officers have extensive industry experience, averaging approximately 12 years with us and our predecessors. Our management team has been responsible for successfully executing our strategy of increasing our profitability through operational improvements, including cost rationalization, facility consolidation and working capital management, while strengthening customer relationships. After giving effect to this offering, members of our senior management team will have a combined equity ownership in Reddy Holdings of approximately    % of Reddy Holdings' fully diluted common equity.

Business Strategy

        Our business strategy is to strengthen our competitive position, increase revenues and drive profitability by:

        Enhancing Revenue Growth.    We believe there are several opportunities to maintain and grow our revenues through:

          Growth from Our Existing Customers.    We intend to capitalize on our long-standing customer relationships by growing with our large national and regional customers as they seek to increase their market penetration and consolidate the retail segments in which they operate. As the sole supplier in our regions to the majority of these customers, we are well positioned to share in our customers' growth. In addition, for certain customers for whom we are not the sole supplier, we believe there is an opportunity to capture incremental volume as these customers continue to reduce their supplier base in order to achieve efficiencies across the supply chain.

          New Product Introductions.    We continue to broaden our product offerings through the introduction of new sizes of bagged ice. We believe that introducing new bag sizes at various price points offers an opportunity to enhance our product mix and increase our sales and operating margins.

          Growth from Outsourcing Trends of Large Retailers.    Several large retailers continue to produce packaged ice in-house. Consistent with general outsourcing trends among retailers, we have assumed certain ice supply requirements for a number of large retail chains that previously operated captive ice manufacturing facilities, including Albertson's, HEB and Safeway. We believe we will be able to capture additional volume from new and existing customers as retailers increasingly choose to outsource and focus on their core competencies.

        Selectively Pursuing Acquisitions.    The packaged ice industry continues to be highly fragmented. We will continue to pursue strategic acquisitions in existing or adjacent geographic markets that enhance the density of our distribution routes, provide capacity rationalization opportunities, increase our market penetration in existing markets or expand our presence in contiguous markets. In 2004, we acquired 11 businesses for purchase prices aggregating approximately $16.3 million. In addition, we acquired Triangle in November 2003 for a purchase price of $64.3 million. We successfully integrated Triangle into our operations during 2004.

        Continuing Efficiency Improvements.    In the last five years, we have consolidated our ice manufacturing and distribution facilities, reducing the total number of facilities (including all acquired facilities) from 129 to 110 at September 30, 2004. At the same time, we have increased our overall capacity by relocating equipment and investing in new equipment. This has contributed to our operating margins (income from operations as a percentage of revenue) have improving 6.8% for the year ended December 31, 2001 to 16.6% for the year ended December 31, 2003. We have identified several opportunities for continued facility consolidations that we expect can be implemented without a significant increase in capital expenditures. In addition, we believe there are opportunities for continued efficiency improvements through distribution route optimization.

Ice Products

        We market our ice products to satisfy a broad range of customers, primarily under the Reddy Ice brand name. We produce our ice in cube, half-moon, cylindrical, crushed and block forms to satisfy customer demands. Our primary ice product is packaged in small bags (primarily seven pounds), which we sell principally to convenience stores and supermarkets. We also sell significant amounts of medium bags (16 to 20 pounds) and ten-pound block bags to the same convenience stores and supermarkets. We sell ice in assorted bag sizes ranging from 16 to 50 pounds to restaurants, bars, stadiums, vendors and caterers. In addition, we sell block ice in 10, 25 and 300 pound sizes to commercial, agricultural and industrial customers.

        We continue to broaden our product offerings through the introduction of new sizes of bagged ice as well as new ice products. New bag sizes such as ten-pound bags may offer an opportunity to enhance revenue and operating margins. In addition, we continue to develop and test new products, including an extra clear, perfectly square ice cube that melts more slowly than standard ice cubes and is targeted toward consumers of home refrigerator ice.

Manufacturing

        To ensure that the water supplied by each municipality meets our quality standards, the water is often filtered for use in the ice making process. We use low micron filtration, carbon filtration, water softeners, ozone generators and reverse osmosis as needed to achieve the proper water quality needed to produce a clear product. All of our ice manufacturing facilities are certified by the International Packaged Ice Association. This certification requires the inspection of more than 50 areas of operations, ensuring high water quality, a sanitary operating environment and safe working conditions.

        We manufacture ice in two ways: the vertical plate method and the vertical tube method. In both methods, water is circulated over cold vertical surfaces where the flowing water freezes into ice. The process of freezing the water while in motion acts as a final purification process by extracting minerals and other dissolved solids still present in the water following the filtration process. When the ice builds to the proper thickness it is detached from the plates or tubes by heating the freezing surfaces. In the vertical plate method, the sheet of ice falls onto a motor driven cutter, which chops the ice into smaller sizes and empties into a collection bin. In the vertical tube method, as the tube of ice falls into the collection bin, it is cut into small cubes by a rotating cutter. From the collection bin, the ice is transferred to a central refrigerated holding bin where the ice is mechanically raked and dried before it is packaged.

        From the central refrigerated holding bin, the ice is then mechanically screened to remove any small pieces and to separate the ice according to size. The ice is then transferred to packaging machines, where the ice is measured and packaged into a variety of bag sizes. After bagging the ice, the product is palletized and stored in our cold storage vaults before being delivered to customer locations.

        For the majority of our manufacturing facilities, we use ammonia as the refrigerant in the ice makers and storage vaults. Ammonia is a common refrigerant used for most industrial refrigeration systems.

Distribution

        Due to high product transportation and shipping costs, the ice business has historically been a regional service business in which manufacturers produce and package ice at centrally located facilities and distribute to a limited market radius of approximately 100 miles. Due to these geographic constraints and the limited amount of product differentiation in the packaged ice industry, we focus on maintaining an efficient service, distribution and pricing system in each of our markets. We deliver ice through both traditional distribution methods and the on-site Ice Factory system. We believe that this unique combination of distribution service offerings enables us to better serve our customers.

        Traditional Distribution.    We produce and bag ice at centrally located manufacturing facilities and subsequently sell the product with several delivery alternatives. These delivery alternatives include (1) delivering packaged ice directly to the customers' retail locations and stocking our merchandisers, (2) delivering pallet quantities to retail locations where our customers' employees stock our merchandisers and (3) warehouse shipments of ice from our facilities to the facilities of our customers who choose to deliver ice to their retail locations through their own distribution network. Our products are delivered through our own distribution operation as well as by third-party distributors who transport and deliver the product to our customers. These distributors also purchase ice from us for resale to their own customers. To store ice inventory, we own or rent appropriate freezer space. We own or lease approximately 1,075 trucks for distribution in non-peak periods. During the peak summer months, we estimate that we may rent up to approximately 200 additional trucks.

        We currently serve approximately 79,000 customer locations through traditional distribution methods, principally through the use of our company owned ice merchandisers that are installed at most of our customers' locations. Our size and scale provide us with an efficient production and distribution network by providing us with customer density, additional production capacity and dedicated distribution centers. The increased customer density has improved routing efficiencies and reduced our transportation costs, which represent our largest cost component. In addition, our production capacity in adjacent geographic markets has allowed us to avoid "out of ice" situations and related lost sales during peak periods.

        In 2003, traditional ice manufacturing and distribution accounted for approximately 91% of ice product revenues.

        Ice Factory.    The Ice Factory is our proprietary self-contained automated system placed at the customer's location that manufactures, bags and stores packaged ice. Each unit is built to our specifications and includes an ice maker, merchandiser and bagging machine. The unit is capable of producing and packaging 240 bags of ice per day. The Ice Factory is most frequently used in high volume supermarkets and other commercial locations. The Ice Factory, when combined with traditional delivery methods, provides our customers with the flexibility to meet their specific supply requirements in a cost-efficient manner. Transportation costs, the most significant costs of traditional ice delivery, are eliminated by on-site production. As a result of these cost savings, we believe that The Ice Factory provides us with operating efficiencies in high volume locations compared to traditional ice delivery.

        Ice Factory locations are selected only after a thorough review and analysis of historical ice sales and the local competitive environment. Approximately 800 of our installed base of approximately 3,000 Ice Factories are operated and maintained by other ice suppliers under management agreements with us. In 2003, Ice Factories accounted for approximately 9% of ice product revenues.

        We believe that providing frequent, regular and reliable service and support to our customers is one of the most important elements in operating our Ice Factory network. We have a routine route servicing system, which utilizes trained service representatives to perform the regularly scheduled service procedures, and we maintain toll-free telephone support for responding to customer calls regarding repairs and maintenance.

Customers

        We market our ice products to a broad range of customers, including supermarket chains, mass merchants, convenience stores, wholesale ice and food distributors, commercial users, resorts and restaurants, agricultural buyers and competitive producers and self-suppliers who experience supply shortages. The primary purchasers of our traditional ice products and users of our Ice Factory are retailers with no internal ice production capacity. We believe that our high level of service and quality products at competitive prices results in customer loyalty.

        We have a diversified customer base, with our largest customer accounting for less than 10% of sales in 2003, 8% of sales in 2002 and less than 6% in 2001. Even including the effects of the acquisitions we completed in 2003 (see "—Acquisitions") on a pro forma basis for the full year 2003, our management believes that our largest customer in 2003 would still have been below 10% of total sales. Our largest national accounts include the supermarket chains Albertson's, Kroger and Safeway; mass merchants Wal-Mart and Sam's Club; and the convenience and petroleum store chains Circle K, 7-Eleven, ChevronTexaco and ExxonMobil. Major regional customers include the supermarket chains Publix, Winn-Dixie, Food Lion and HEB and the convenience and petroleum store chains Diamond Shamrock, The Pantry and RaceTrac. The percentage of our total revenues derived from and volume sold to national and regional supermarket and convenience chains has grown over the last several years due to consolidation within those retail channels.

        We have a geographically diversified customer base, with customer locations in 31 states, primarily in the southern half of the United States, and the District of Columbia. We believe our broad geographic reach helps insulate us from the impact of adverse weather in any particular region, although national weather patterns may have a material adverse effect on our business.

Sales and Marketing

        Our sales and marketing personnel communicate regularly with our existing customers and initiate discussions with potential new customers. Sales and marketing personnel at our corporate headquarters, along with certain members of our senior management, communicate with our larger national and regional chain customers while our field personnel handle smaller local customers and local representatives of our larger national and regional chain customers.

        Typically, our customer relationships are long term and turnover of major customers is infrequent. As a result, a significant portion of our corporate sales and marketing efforts are focused on maintaining and expanding these existing relationships. We also regularly explore and develop new customer relationships.

Competition

        The traditional packaged ice industry is highly competitive and highly fragmented. In the United States, the traditional packaged ice industry is led by us and three smaller, regional, multi-facility suppliers. Although these suppliers generally do not serve customers in our primary markets, we do compete in our primary markets with numerous smaller local and regional companies of varying sizes and competitive resources. Most ice manufacturers have annual revenues of less than $1.0 million. In addition to our direct competition, numerous convenience and grocery retailers operate commercial ice plants for internal use or manufacture and bag ice at their store locations. However, our ice products generally do not face competition within a particular store as almost all of our customers rely on a single supplier of packaged ice at each point of sale.

        Competition in the packaged ice industry is based primarily on service, quality and price. To compete successfully, an ice manufacturer must be able to offer significant supply and distribution capacity on a seasonal basis while maintaining cost efficiency. We are the largest company in the packaged ice industry, serving customers in 31 states and the District of Columbia. Our large geographic footprint, manufacturing capacity and distribution infrastructure, including traditional ice delivery, warehouse delivery and The Ice Factory, gives us the ability to service large retailers across multiple states and regions in a variety of ways. We believe we are well positioned to benefit from continued consolidation within our customer base and from increased reliance by national and regional customers on suppliers that serve multiple markets.

        We have been providing ice products and delivery services to many of our large customers for more than a decade. Our customers depend on our consistent ability to ensure prompt and reliable delivery, particularly during peak seasonal months. The strength of our customer relationships is further reinforced by the fact that almost all of our customers rely on a single supplier of packaged ice at each point of sale. We believe that the strength of our customer relationships provides us with a significant competitive advantage over other suppliers in our markets.

Acquisitions

        From 1997 through 1999, we pursued a consolidation strategy within the highly fragmented packaged ice industry. During that period, we completed approximately 80 acquisitions. Significant acquisitions included the purchase of Reddy Ice Corporation from Suiza Foods Corporation in April 1998 and the purchase of Cassco Ice & Cold Storage, Inc., which we refer to in this prospectus as Cassco, in July 1998. Reddy Ice Corporation, prior to our acquisition of it, had been active in the consolidation of the packaged ice industry, having made 28 acquisitions from January 1997 to April 1998. Cassco was a leading regional producer and distributor of packaged ice products and was an owner/operator of refrigerated warehouses in the Mid-Atlantic region. We did not complete any significant acquisitions from 1999 through 2002 due to the decline in our common stock value and substantial leverage.

        On October 1, 2003, we acquired Service Ice for total consideration of $3.1 million which was paid from our available working capital. Service Ice operated one ice manufacturing facility in Orlando, Florida and was the largest supplier of packaged ice in Orlando, Florida, with revenues of approximately $3.8 million for the twelve months ended September 30, 2003. Service Ice's long term customer base included several of our key pre-existing customers, such as Winn Dixie, Food Lion, Kash 'n Karry and Albertson's. Service Ice uses manufacturing and distribution methods similar to ours.

        On November 6, 2003, we purchased all of the outstanding shares of capital stock of Triangle for an aggregate purchase price of approximately $64.3 million (subject to customary post-closing adjustments). The acquisition was financed through a combination of (i) gross proceeds of $10.0 million from the sale of 5,000 shares each of our common and preferred stock, (ii) a $45.0 million supplemental term loan made under our existing senior credit facilities and (iii) use of cash on hand of $11.4 million. Triangle is headquartered in Lumberton, North Carolina and operates primarily in North and South Carolina.

        Since its formation in 1975, Triangle has completed over twenty acquisitions in North and South Carolina. Triangle's business and operations are very similar to ours and it maintains a diversified customer base which includes, among others, regional supermarket chains Food Lion, Bi-Lo, Winn-Dixie and Harris Teeter, national mass merchant Wal-Mart and regional convenience and petroleum store chain, The Pantry. Although Triangle serves some of the same customers as we did before we acquired Triangle, such as Food Lion, Wal-Mart, Winn-Dixie and Circle K, there was no overlap between any of our customer locations and those of Triangle.

        As of the acquisition date of November 6, 2003, Triangle had approximately 250 employees and served approximately 9,000 customer locations. With revenues of approximately $30.0 million for the fiscal year ended April 30, 2003, Triangle owned or operated eight ice manufacturing facilities and one distribution center and had an aggregate daily ice manufacturing capacity of approximately 2,085 tons.

        In 2004, we completed eleven acquisitions for a total cost of $16.3 million. Annual revenue associated with these acquisitions is approximately $13 million. The purchase price for each of these acquisitions has been paid from our available working capital. These acquisitions have added four ice manufacturing facilities and seven distribution centers to the facilities we own or operate.

        We will continue to consider strategic acquisitions in existing or adjacent geographic markets that enhance the density of our distribution routes, provide capacity rationalization opportunities, increase our market penetration in existing markets or expand our presence in contiguous markets.

Dispositions

        During 2001, as part of our strategy to reduce our debt and make better use of our assets, we began a program to evaluate and dispose of excess and non-core assets. During 2001, we sold several excess assets, non-core assets and our traditional ice manufacturing and distribution business in California for aggregate cash proceeds of approximately $11.0 million. The excess and non-core assets sold included certain pieces of real estate and equipment, two small refrigerated warehouses and the majority of our ice production equipment sale and leasing business. We continued to dispose of excess assets during 2002 and 2003, realizing $3.4 million and $1.5 million, respectively, in additional proceeds primarily through the sale of real estate. We plan to continue to market certain excess real estate and non-core assets in 2004, and in the nine months ended September 30, 2004, we realized proceeds of approximately $2.3 million from dispositions of excess and non-core assets.

Non-Ice Products

        We also derive revenues from other goods and services, including refrigerated warehousing and the manufacture and sale of bottled water. Revenues from these non-ice products and operations have accounted for less than 10% of our total revenues during each of the years ended December 31, 2003, 2002 and 2001.

Employees and Labor Relations

        At September 30, 2004, we directly employed approximately 1,500 company employees and retained approximately 900 additional employees through temporary employment agencies. Each year, during the first and fourth quarters, our labor force decreases to approximately 2,000 total employees due to seasonal decreases in ice demand. We meet the majority of these seasonal hiring needs through the use of temporary employment agencies. We generally have not experienced any difficulty in meeting these seasonal employment needs. Labor, including the associated payroll taxes and benefit expenses, is our most significant expense item and was approximately 33% of our total cost of sales and operating expenses for the year ended December 31, 2003, excluding the associated payroll taxes and benefit expenses. As of September 30, 2004, no employees were represented by a union or subject to a collective bargaining agreement. We have never experienced a work stoppage due to labor difficulties and we believe our relationship with our employees is good.

Raw Materials and Suppliers

        We have not experienced any material supply problems in the past with respect to our business segments.

        Electricity is a significant component of our manufacturing costs. The cost of electricity was approximately 6% of our sales in 2003. Since 2002, our plants have been operating in both regulated and deregulated electricity markets. A significant number of our manufacturing facilities operate in regulated electricity markets and pay rates based on standard schedules for similar industrial facilities. With the assistance of an outside consultant and our own internal resources, we regularly monitor and review rate schedules, usage and other statistical data to ensure proper billing and identify additional cost control opportunities that may be available in these regulated markets. In deregulated electricity markets, we regularly evaluate market conditions and competing suppliers to obtain the best pricing available. Significant increases in electricity rates in both the regulated and deregulated markets in which we operate would adversely affect our results of operations.

        We use large quantities of plastic bags. The cost of bags, was approximately 6% of our sales in 2003. We used approximately 418 million seven pound equivalent bags in 2003. There are numerous plastic bag manufacturers throughout the United States with the capability of providing for our plastic bag needs. Although one company dominates the industry, we currently purchase bags from several companies to ensure price competition. Historically, market prices for plastic bags have fluctuated in response to a number of factors, including changes in polyethylene prices.

        We have relationships with approximately 175 third party ice distributors and co-packers throughout our market area who deliver a portion of our products to our customers and sell ice to their own customers. We have contractual relationships with approximately 120 of these distributors and co-packers. Our contracts contain standard terms governing their relationship with us, including exclusivity and price. Distribution costs related to these services were approximately 4% of our cost of sales in 2003.

        We also use large quantities of fuel in our distribution process. Numerous vendors throughout the United States provide the fuel for our vehicles. Fuel expenses in 2003 were approximately 2% of our cost of sales. Market prices for fuel have fluctuated widely in the past. Significant increases in fuel prices could have a material adverse effect on our business as we may not be able to pass this expense through to our customers.

        For more information on raw materials in the nine months ended September 30, 2004, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Cost of Sales".

Information Systems

        Internal information systems are critical to our ability to operate efficiently. We are able to monitor individual manufacturing plants and Ice Factory performance on a daily basis through automated and manual reporting systems. This information enables us to track detailed cost and profitability information, identify opportunities to redistribute traditional manufacturing capacity among markets, assess the cost-effectiveness of an Ice Factory at a particular location and analyze market sales trends. In addition, all of our accounting and financial reporting functions are integrated into a single accounting platform that is installed in all reporting locations and connected to our central facility in Dallas, Texas. This system facilitates centralized cash management, timely financial reporting, consistent reporting formats and improved inventory tracking.

Intellectual Property

        We regard The Ice Factory® as proprietary and rely primarily on a combination of patents, nondisclosure and confidentiality agreements and other protection methods to secure and protect our intellectual property rights. We hold or have exclusive rights to several patents relating to The Ice Factory, including the bagging device and the overall assembly of the unit. The patents relating to The Ice Factory expire at various dates from 2008 through 2013 and have been filed in many of the major countries of North and South America, Europe and Asia. In addition, we have developed or acquired a number of trademarks (both registered and common law) and trade names for use in our ice business, and we hold licenses for the use of additional trademarks from third parties. We believe the use of our trademarks creates goodwill and results in product differentiation. However, we do not believe that the loss of any of our trademarks would have a material adverse effect on our operations.

Government Regulation

        The packaged ice industry is subject to various federal, state and local laws and regulations. These require us, among other things, to obtain licenses for our plants and machines, to pay annual license and inspection fees, to comply with certain detailed design and quality standards regarding our plants and Ice Factories and to continuously control the quality and quantity of our ice.

        Our packaged ice products are subject to federal and state regulation as a food pursuant to the Federal Food, Drug and Cosmetic Act, regulations promulgated thereunder by the Food and Drug Administration and analogous state statutes. These statutes and regulations impose comprehensive food manufacturing practices governing the sanitary conditions of the facilities where ice is manufactured, the design and maintenance of the equipment used to manufacture the ice, the quality of source water and the sanitary practices of employees during ice production. We cannot predict the types of government regulations that may be enacted in the future by federal, state or local governments or how existing or future laws or regulations will be interpreted or enforced. The enactment of more stringent laws or regulations or a stricter interpretation of existing laws and regulations may require additional expenditures by us, some of which could be material. Various states have imposed additional requirements including (1) quarterly testing of ice for the presence of microbes and certain substances regulated under the federal Safe Drinking Water Act, (2) specific requirements for keeping ice packaging operations separate from other activities and (3) labeling requirements for the bags used, including the name of the ice manufacturer, the manufacturing location and the net weight. Certain of our Ice Factories and ice manufacturing facilities are subject to routine and random safety, health and quality inspections. We believe that our facilities, manufacturing practices and Ice Factories are in substantial compliance with all applicable federal, state and local laws and regulations and that we will be able to maintain such substantial compliance in the future.

        We are subject to certain health and safety regulations, including Occupational Safety and Health Act regulations. These regulations require us to comply with certain manufacturing, health and safety standards to protect our employees from accidents.

Environmental Matters

        Our ice manufacturing, bottled water and cold storage operations are subject to a wide range of environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use, management and disposal of hazardous and non-hazardous materials and wastes, and the cleanup of contamination. These requirements are complex, changing and tend to become more stringent over time. Noncompliance with such laws and regulations, or incidents resulting in environmental releases, could cause us to incur substantial costs, including cleanup costs, fines and penalties, third party claims for personal injury, investments to retrofit or upgrade our facilities and programs, or curtailment of our operations.

        Our facilities use refrigerants such as ammonia and freon in manufacturing and cold storage operations. We have recently implemented risk and safety management plans at our facilities, as required under applicable laws and regulations, based on the quantity of ammonia stored and/or used at these locations. We will continue to review our facilities on an ongoing basis, including recently acquired facilities, to evaluate the feasibility of reducing on-site ammonia storage through engineering controls or, where required, to implement or update such programs. Some of our facilities that use various freon compounds may not be in compliance with applicable freon refrigerant requirements, including leak detection and repair, recordkeeping or reporting. We will continue to identify subject facilities and to implement procedural or mechanical changes as necessary to comply with applicable laws and regulations. To date, maintaining compliance with and addressing violations under these and other environmental laws and regulations has not had a significant effect on our business, financial condition or results of operations. However, significant operating costs and capital expenditures could be incurred if additional or more stringent requirements are imposed in the future.

        From time to time, our use of ammonia has resulted in incidents that have temporarily disrupted our manufacturing operations and resulted in liability for administrative penalties and claims for personal injury. To date our costs to resolve these liabilities have not been material. We are currently in the process of settling litigation resulting from an ammonia release in June 2001 at our Baton Rouge, Louisiana manufacturing facility. See "—Legal Proceedings" for a more detailed description of this litigation. Although we carry liability insurance against such losses, we could incur significant costs if our coverage is not sufficient to pay for all or a large part of any judgments against us, or if our carrier refuses coverage for these losses.

        In addition, some freon refrigerants are subject to phase-outs and, as a result, are very costly to obtain. We will continue to reduce our dependence on such freon compounds by upgrading or modifying our operations and by identifying approved substitutes. Based on current information, we believe that the freon phase-outs will not have a material effect on our operations.

        Certain of our current and former facilities have a history of industrial or commercial operations. Because some environmental laws can impose liability for the entire cost of cleanup upon any of the current or former owners or operators, regardless of fault, it is possible that we could become liable for investigating or remediating contamination at these properties if any investigation or remediation is required in the future. Such costs have not historically had, and are not expected to have in the future, a material adverse effect on our business, financial condition or results of operations.

Seasonality

        The packaged ice business is highly seasonal, characterized by peak demand during the warmer months of May through September, with an extended peak selling season in the southern United States. Approximately 68%, 68% and 66% of our revenues occurred during the second and third calendar quarters in each of 2001, 2002 and 2003. The decrease in 2003 was primarily due to the timing of the Triangle and Service Ice acquisitions, which occurred in the fourth quarter of 2003. As a result of seasonal revenue declines and the lack of proportional corresponding expense decreases, we typically experience lower profit margins resulting in losses during the first and fourth calendar quarters. In addition, because our operating results depend significantly on sales during our peak season, our quarterly results of operations may fluctuate significantly as a result of adverse weather during this peak selling period if the weather is unusually cool or rainy on a national or regional basis.

Properties

        We maintain our principal executive offices in Dallas, Texas, where we lease approximately 17,958 square feet of space. The lease in Dallas expires in 2015. At September 30, 2004, we owned or leased 56 ice manufacturing plants, 54 distribution centers, six refrigerated warehouses and one bottled water plant. Including an installed base of approximately 3,000 Ice Factories, we had a combined, rated ice manufacturing capacity of approximately 16,000 tons per day. We believe that our current physical properties, along with our planned capital expenditures, are adequate for us to execute our current business strategy.

        Certain manufacturing and distribution facilities may be permanently closed in conjunction with our continuing consolidation plans, while others may be closed on a seasonal basis depending upon production requirements. As of September 30, 2004, we have five idle properties that are being marketed for disposition. These properties are excluded from the table below.

        The following is a list of our active facilities and total rated traditional ice manufacturing capacity as of September 30, 2004:

	Ice Products		Non-Ice Products
					Traditional Manufacturing Capacity (Tons Per Day)(1)
	Manufacturing Facilities	Distribution Centers	Refrigerated Warehouses	Bottled Water Plants
Alabama	2	1	—	1	472
Arizona	3	3	—	—	956
Arkansas	1	2	—	—	240
California	1	—	—	—	80
Colorado	1	—	1	—	320
Florida	9	5	—	—	1,957
Georgia	2	1	—	—	920
Louisiana	3	6	—	—	720
Maryland	1	2	—	—	240
Mississippi	—	2	—	—	—
Missouri	1	—	—	—	180
Nevada	1	—	1	—	260
New Mexico	1	3	—	—	160
North Carolina	4	1	1	—	1,225
Oklahoma	3	2	—	—	502
South Carolina	4	—	—	—	860
Tennessee	2	—	—	—	408
Texas	12	22	—	—	2,667
Utah	1	—	—	—	140
Virginia	3	4	3	—	880
West Virginia	1	—	—	—	120

Total	56	54	6	1	13,307

(1)
Does not include the rated ice manufacturing capacity of our installed Ice Factories, which was approximately 3,000 tons per day in the aggregate as of September 30, 2004 or approximately 412 tons per day of idle traditional ice manufacturing capacity as of September 30, 2004.

Legal Proceedings

        We are involved in various claims, lawsuits and proceedings arising in the ordinary course of business. There are uncertainties inherent in the ultimate outcome of such matters and it is difficult to determine the ultimate costs that we may incur. Other than those lawsuits described below, we believe the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

        We are involved in litigation in connection with an ammonia release at our Baton Rouge, Louisiana manufacturing facility in June 2001. The case, which is a consolidation of seven lawsuits generally referred to as Wallace Acey, Jr. et al. v. Reddy Ice Corp., is pending in the 19th Judicial District Court, Parish of East Baton Rouge, Louisiana. The plaintiffs, which have been certified as a class, have alleged injuries primarily consisting of inconvenience, watery eyes and offensive odors. A settlement with the class was recently approved by the court and, unless appealed, we expect this matter will be resolved during 2005 for an amount that will not have a material impact on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding Reddy Group's executive officers and the members of Reddy Holdings' and Reddy Group's boards of directors:

Name	Age	Position
William P. Brick(4)	53	Chairman of the Board of Directors and Chief Executive Officer
Jimmy C. Weaver	51	President, Chief Operating Officer and Director
Steven J. Janusek	33	Executive Vice President, Chief Financial Officer and Secretary
Graham D. Davis	50	Senior Vice President—Central Operations
Ben D. Key	50	Senior Vice President—Sales
Thomas L. Dann	56	Senior Vice President—Western Operations
Joseph A. Geloso	50	Senior Vice President—Eastern Operations
Raymond D. Booth	53	Senior Vice President—Mid-Atlantic Operations
Mark A. Steffek	36	Vice President—Finance and Treasurer
Beth L. Bronner(1)(3)	53	Director
Philip M. Carpenter III(1)	33	Director
Robert J. Fioretti(1)	35	Director
Andrew R. Heyer(2)	47	Director
David E. King(3)(4)	45	Director
Douglas R. Korn(2)	42	Director
Tracy L. Noll(1)(2)	56	Director
William P. Phoenix(3)(4)	47	Director

(1)
Member of the Audit Committee. Mr. Noll is the chairperson of the committee.

(2)
Member of the Compensation Committee. Mr. Noll is the chairperson of the committee.

(3)
Member of the Corporate Governance and Nominating Committee. Ms. Bronner is the chairperson of the committee.

(4)
Member of the Executive Committee.

        William P. Brick became Chief Executive Officer in April 2001 and the Chairman of Reddy Group's Board of Directors in June 2001. Prior to joining Reddy Group, Mr. Brick was employed by Suiza Foods Corporation, where he served as Executive Vice President from July 1996 until October 1996 and as Chief Operating Officer of Dairy Operations from October 1996 until January 2000. Before joining Suiza, Mr. Brick was the Vice President—Sales and Marketing for the Metropoulos Management Group from February 1996 until June 1996. From 1995 until January 1996, he served as Vice President—Sales and Marketing for Ultra Products. In addition, from 1991 until December 1994, Mr. Brick held various positions with the Morningstar Group, Inc., including Vice President of Sales, and he served in several capacities for Palm Dairies Inc. in Calgary, Alberta, from 1988 until 1991.

        Jimmy C. Weaver became Chief Operating Officer in April 1998, President in February 2001 and Director in May 2002. From April 1998 through January 2001, he served as Executive Vice President. Mr. Weaver joined Reddy Ice Corporation in September 1996 and was President of Reddy Ice prior to its acquisition by Reddy Group in April 1998. From May 1993 until August 1996, Mr. Weaver was Vice President of Sales and Marketing of Booth/

Crystal Tips, a manufacturing division of Scotsman Industries based in Dallas, Texas, that produces and sells ice making equipment.

        Steven J. Janusek became Chief Financial Officer in October 2000 and Secretary in June 2001. Mr. Janusek is a certified public accountant and served as Treasurer from February 2000 until March 2001 and as Corporate Controller from January 1998 until October 2000. Mr. Janusek joined Southwestern Ice, Inc. in July 1994 and from January 1996 served as the Corporate Controller of Southwestern Ice until its merger with Reddy Group in April 1997. Mr. Janusek briefly resigned his position as Chief Financial Officer in March 2001 to pursue another opportunity but returned to Reddy Group as Chief Financial Officer in April 2001.

        Graham D. Davis became Senior Vice President—Central Operations in March 2001. From April 1998 through March 2001, he was Senior Vice President—Western Operations. For the five years prior to joining Reddy Group, Mr. Davis was Executive Vice President of Operations of Reddy Ice Corporation.

        Ben D. Key became Senior Vice President—Sales in April 2001. From April 1998 until April 2001, Mr. Key served as Vice President—Sales. Mr. Key joined Reddy Ice Corporation in June 1997 and served in the same position prior to its acquisition by Reddy Group. Prior to joining Reddy Ice Corporation, Mr. Key was engaged in government service and political consulting for twenty years.

        Thomas L. Dann became Senior Vice President—Western Operations in March 2001. Mr. Dann joined Reddy Ice in 1987 through the acquisition of his company, Lampasas Ice, which he owned and operated from 1971. While at Reddy Ice Corporation and subsequently at Reddy Group, Mr. Dann has served in various management positions including Plant Manager, Zone Manager and Area Vice President.

        Joseph A. Geloso became Senior Vice President—Eastern Operations in February 2001. Mr. Geloso joined Reddy Ice Corporation in 1987 as a plant manager. While at Reddy Ice and subsequently at Reddy Group, Mr. Geloso served in various management positions including Plant Manager, Zone Manager and Area Vice President.

        Raymond D. Booth became Senior Vice President—Mid-Atlantic Operations in July 2003. Prior to joining Reddy Group, Mr. Booth was the principle of Booth Consulting, LLC and was engaged by Reddy Group to oversee its mid-Atlantic cold storage businesses as well as serving other food related clients. Mr. Booth has over 32 years experience in the dairy foods business, where his career engaged him in all aspects of the growth through acquisition and branding of Country Fresh, LLC. He served in various senior management positions including Senior Vice President of Country Fresh, LLC, one of the Midwest's largest dairy products providers. Country Fresh merged with Suiza Foods in November 1997, and Mr. Booth became Suiza's Senior Vice President of Operations in January 1999. He served in that capacity until January 2001 when he became President of Suiza's Country Fresh division. Mr. Booth served in that capacity until December 31, 2001 when he started his own consulting company.

        Mark A. Steffek became Vice President—Finance and Treasurer in April 2001. Mr. Steffek is a certified public accountant and from September 1991 until he joined Reddy Group in September 2000 as Director of Financial Reporting and Assistant Treasurer, he served as an auditor with Deloitte & Touche LLP in various capacities, including senior manager.

        Beth L. Bronner became a member of the board of directors in February 2004. Ms. Bronner has been Senior Vice President and Chief Marketing Officer for Jim Beam Brands Worldwide since September 2003. From May 2001 to September 2003, Ms. Bronner served as a private consultant and president of a private realty company. In addition, she served as President and Chief Operating Officer of Advo Inc. from August 2000 until May 2001. Prior to that, Ms. Bronner was at Sunbeam Inc. from November 1998 as President—Health Division. Prior to that, she was with Citibank, N.A. from September 1996 as Senior Vice President and Director of Marketing for the United States and Europe. From July 1994 to August 1996, Ms. Bronner was Vice President—Emerging Markets of American Telephone & Telegraph Company Consumer Communications Services business. Ms. Bronner was President of the Professional Products Division of Revlon, Inc. from May 1993 until June 1994. From February 1992 to May 1993 she was Executive Vice President of the Beauty Care and Professional Products Division of Revlon, Inc. Ms. Bronner is also a director of Hain Celestial Group, Inc. and Assurance, Inc.

        Philip M. Carpenter III became a member of the board of directors on August 15, 2003 and is a Managing Director of Bear, Stearns & Co. Inc. and a Managing Director of Bear Stearns Merchant Banking, LLC. Prior to joining Bear Stearns in August 2002, Mr. Carpenter was a Principal of Brockway Moran & Partners, Inc., a private equity investment firm, which he joined in 1998. Prior to that, Mr. Carpenter was with the private equity firm Trivest, Inc. and the investment banking department of Bear, Stearns & Co. Inc. Mr. Carpenter is currently a Director of CamelBak Group, LLC, New York & Company, Inc. and Packaging Holdings, Inc. Mr. Carpenter holds a B.S. in Accounting from the State University of New York at Binghamton.

        Robert J. Fioretti became a member of the board of directors on August 15, 2003 and is an Executive Director of Trimaran Fund Management, L.L.C. Prior to joining Trimaran in August 2001, Mr. Fioretti was a member of CIBC World Markets Corp.'s Leveraged Finance Group, which he joined in 1999. Mr. Fioretti holds an M.B.A. and a B.S. in economics from the Wharton School of the University of Pennsylvania.

        Andrew R. Heyer became a member of the board of directors on August 15, 2003 and is a founder and Managing Director of Trimaran Fund Management, L.L.C. Mr. Heyer is also a vice-chairman of CIBC World Markets Corp., co-head of CIBC Argosy Merchant Banking Funds and a member of CIBC's U.S. Management Committee. Prior to joining CIBC in 1995, Mr. Heyer was a founder and managing director of The Argosy Group L.P. Mr. Heyer serves as a director of Niagara Corporation, Hain Celestial Group Inc., Millennium Digital Media Holdings, L.L.C., Brite Media Group and Village Voice Media, L.L.C. Mr. Heyer holds an M.B.A. and a B.S. in economics from the Wharton School of the University of Pennsylvania. Mr. Heyer currently serves as a trustee of the University of Pennsylvania and Chairman of the Board of Overseers of the University of Pennsylvania School of Social Work.

        David E. King became a member of the board of directors on August 15, 2003 and is a Senior Managing Director of Bear, Stearns & Co. Inc. and an Executive Vice President of Bear Stearns Merchant Banking, LLC. Prior to joining Bear Stearns in April 2001, Mr. King was a Partner at McCown De Leeuw & Co., a private equity investment partnership from 1990 to 2000, in charge of that firm's New York office investment activities. Currently, Mr. King is a Director of Cavalry Investments LLC, 24 Hour Fitness Worldwide, Inc., Global VantEdge, Inc., Spa Capital LLC and Sutton Place Group, LLC. Mr. King also sits on the advisory board of Falconhead Capital LLC and ChrysCapital. Mr. King holds an M.B.A. from Stanford University, an M.S. from the State University of New York, Stony Brook, and a B.S. from Rice University.

        Douglas R. Korn became a member of the board of directors on August 15, 2003 and is a Senior Managing Director of Bear, Stearns & Co. Inc. and an Executive Vice President of Bear Stearns Merchant Banking, LLC. Prior to joining Bear Stearns in January 1999, Mr. Korn was a Managing Director of Eos Partners, L.P., a private and public investment partnership. Mr. Korn is currently a Director of Aearo Corporation, Bally International AG, Fitz and Floyd, Inc. and Vitamin Shoppe Holdings. Mr. Korn holds an M.B.A. from Harvard Business School and a B.S. in economics from the Wharton School of the University of Pennsylvania.

        Tracy L. Noll became a member of our board of directors in November 2003 and is the chairman of our audit and compensation committees. Mr. Noll also served on the board of directors of Packaged Ice from September 2002 until the merger in August 2003. Mr. Noll was President and Chief Operating Officer of National Dairy Holdings, L.P., a $2 billion private company, until August 2003. He previously served as Executive Vice President, Corporate Development of Suiza Foods Corporation, now known as Dean Foods Company, from 1997 to 2001 and as Suiza's Executive Vice President and Chief Financial Officer from 1994 to 1997. Mr. Noll is a certified public accountant and is a member of the board of directors of a private company.

        William P. Phoenix became a member of the board of directors on August 15, 2003 and is a Managing Director of Trimaran Fund Management, L.L.C. Prior to joining Trimaran, Mr. Phoenix was a Managing Director of CIBC Capital Partners and was a Managing Director of CIBC World Markets Corp. Prior to joining CIBC World Markets Corp. in 1995, Mr. Phoenix had been a Managing Director of Canadian Imperial Bank of Commerce, which he joined in 1982. Mr. Phoenix also serves as a director of Millennium Digital Media, Eureka Broadband Corporation and Brite Media Group and serves as a director and chairman of Urban Brands, Inc. Mr. Phoenix holds an M.B.A. from the University of Toronto and a B.A. in economics from the University of Western Ontario.

Board of Directors

        Under our shareholders agreement with entities affiliated with BSMB, entities affiliated with Trimaran, and our other shareholders, our shareholders have agreed, among other things, to elect a 10-person board of directors, three of whom are designated by entities affiliated with BSMB and three of whom are designated by entities affiliated with Trimaran. This provision of the shareholders agreement will terminate upon completion of this offering, and our board of directors will be elected by the majority vote of all of our shareholders, each of whom will have one vote per share.

  Composition of the Board of Directors

        Our board of directors currently consists of ten directors. We currently have two independent directors, Beth L. Bronner and Tracy L. Noll. Our board of directors has determined that each of Ms. Bronner and Mr. Noll is "independent," as defined under and required by the Federal securities laws and the rules of the New York Stock Exchange. We expect to make additions to and replacements of the members of our board of directors in order to satisfy the New York Stock Exchange requirement that we have a board of directors composed of a majority of "independent" (as defined under the rules of the New York Stock Exchange) directors within one year of the completion of this offering.

  Committees of the Board of Directors

        Audit Committee.    Our audit committee currently consists of Tracy L. Noll, Beth L. Bronner, Philip M. Carpenter III and Robert J. Fioretti. After this offering, our board will designate a new audit committee that will consist of at least three directors, two of whom are expected to be Mr. Noll and Ms. Bronner. Each member of the audit committee will be financially literate at the time such member is appointed. In addition, our board of directors has determined that Mr. Noll is an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K. In accordance with the requirements of the New York Stock Exchange, the audit committee will be composed of a majority of "independent" (as defined under the rules of the New York Stock Exchange) directors within 90 days of the completion of this offering and will be composed entirely of "independent" directors within one year of the completion of this offering.

        The audit committee will have at least four regular meetings each year. The result of each meeting will be reported at the next regular meeting of our board.

        The audit committee will have the responsibility for overseeing:

  •
  our accounting and financial reporting processes;

  •
  the reliability of our financial statements;

  •
  the effective evaluation and management of our financial risks;

  •
  our compliance with laws and regulations; and

  •
  the maintenance of an effective and efficient audit of our financial statements by a qualified independent auditor.

        To fulfill these responsibilities, the audit committee will:

  •
  be aware of the current areas of greatest financial risk to us and ensure that management is effectively assessing and managing risks;

  •
  consider the effectiveness of our disclosure controls and procedures to promote timely, accurate, compliant and meaningful disclosure in our periodic reports filed with the SEC;

  •
  periodically review with the independent auditors their assessment as to the adequacy of our structure of internal controls over financial accounting and reporting, and their qualitative judgments as to the accounting principals employed and related disclosures by us and the conclusions expressed in our financial reports;

  •
  review our accounting policies and practices to ensure they meet the requirements with respect to the rules and pronouncements of the FASB, the SEC and the Public Company Accounting Oversight Board;

  •
  select, evaluate and, if necessary, replace our independent auditors;

  •
  actively engage in dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity or independence of the independent auditors;

  •
  meet with the independent auditors, the internal auditors and senior management to review the scope and methodology of the proposed audit;

  •
  discuss with management policies and practices regarding earnings press releases, as well as financial information and earnings guidelines provided to analysts and rating agencies;

  •
  set clear hiring policies with respect to any current or former employees of our independent auditors;

  •
  review periodically our code of conduct and obtain confirmation from management that the policies included in the code of conduct are understood and implemented;

  •
  establish procedures for the receipt, retention and treatment of complaints we receive regarding our internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of their concerns regarding our internal accounting controls and auditing matters; and

  •
  have the authority to engage independent counsel and other advisers, as necessary, to carry out any of the foregoing duties.

        On or prior to the completion of this offering, our board of directors will adopt a written charter for the audit committee, which will be available on our website and which availability will be disclosed in our annual report to shareholders.

        Compensation Committee.    Our current compensation committee consists of Tracy L. Noll, Andrew R. Heyer and Douglas R. Korn. After this offering, our board will designate a new compensation committee that will consist of at least three directors. It is currently expected that Mr. Noll and Ms. Bronner will serve on the compensation committee after the offering, along with one of the directors appointed following completion of this offering. In accordance with the requirements of the New York Stock Exchange, the compensation committee will be composed of a majority of "independent" (as defined under the rules of the New York Stock Exchange) directors within 90 days of the completion of this offering and will be composed entirely of "independent" directors within one year of the completion of this offering. The nominating and governance committee will recommend to our board nominees for the compensation committee to our board. The compensation committee will meet at least twice during each fiscal year. The primary responsibility of the compensation committee will be to develop and oversee the implementation of our philosophy with respect to the compensation of our officers. In that regard, the compensation committee will:

  •
  develop and maintain a compensation policy and strategy that creates a direct relationship between pay levels and corporate performance and returns to stockholders;

  •
  recommend compensation and benefit plans to our board for approval;

  •
  review and approve annual corporate and personal goals and objectives to serve as the basis for the chief executive officer's compensation, evaluate the chief executive officer's performance in light of the goals and, based on such evaluation, determine the chief executive officer's compensation;

  •
  determine the annual total compensation for our named executive officers;

  •
  with respect to our equity-based compensation plans, approve the grants of stock options and other equity-based incentives as permitted under our compensation plans;

  •
  review and recommend compensation for non-employee directors to our board; and

  •
  review and recommend employment agreements, severance arrangements and change of control plans that provide for benefits upon a change in control, or other provisions for our executive officers and directors, to our board. It is intended that arrangements for change of control benefits for our executive officers will be considered by the compensation committee after this offering.

        On or prior to the completion of this offering, our board of directors will adopt a written charter for the compensation committee, which will be available on our website and which availability will be disclosed in our annual report to shareholders.

        Governance and Nominating Committee.    Our current governance and nominating committee consists of Beth L. Bronner, David E. King and William P. Phoenix. After this offering, our board will designate a nominating and governance committee that will consist of at least three directors. It is currently expected that Ms. Bronner and Mr. Noll will serve on the nominating and governance committee along with one of the directors appointed following completion of this offering. In accordance with the requirements of the New York Stock Exchange, the nominating and governance committee will be composed of a majority of "independent" (as defined under the rules of the New York Stock Exchange) directors within 90 days of the completion of this offering and will be composed entirely of "independent" directors within one year of the completion of this offering. The nominating and governance committee will:

  •
  identify individuals qualified to serve as our directors;

  •
  recommend qualified individuals for election to our board of directors at annual meetings of stockholders;

  •
  recommend to our board the directors to serve on each of our board committees; and

  •
  recommend a set of corporate governance guidelines to our board.

        To fulfill these responsibilities, the nominating and governance committee will:

  •
  review periodically the composition of our board;

  •
  identify and recommend director candidates for our board;

  •
  recommend to our board nominees for election as directors;

  •
  recommend to our board the composition of the committees of the board;

  •
  review periodically our corporate governance guidelines and recommend governance issues that should be considered by our board;

  •
  review periodically our committee structure and operations and the working relationship between each committee and the board; and

  •
  consider, discuss and recommend ways to improve our board's effectiveness.

        On or prior to the completion of this offering, our board of directors will adopt a written charter for the nominating and governance committee, which will be available on our website and which availability will be disclosed in our annual report to shareholders.

        Compensation Committee Interlocks and Insider Participation.    The compensation levels of our executive officers are currently determined by our compensation committee, subject to the approval of our board of directors. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Codes of Conduct and Ethics and Corporate Governance Guidelines

        On or prior to the completion of this offering, our board of directors will adopt (1) a new code of business conduct and ethics applicable to our directors, officers and employees, (2) a new code of ethics applicable to our chief executive officer, chief financial officer and controller and (3) new corporate governance guidelines, each in accordance with applicable rules and regulations of the SEC and the New York Stock Exchange. On or prior to the completion of the offering, each of these codes of ethics and conduct and the corporate governance guidelines will be available on our website.

Director Compensation

        Our board consists of two management executives, six representatives designated by our Sponsors and two independent directors, Mr. Noll and Ms. Bronner. None of the existing board members, other than the independent members, presently receives any compensation for their services on the board. The independent directors are entitled to receive compensation for their services as a director in the amount of $15,000 per annum, payable quarterly in arrears, plus an additional $2,500 per annum for each committee on which he or she serves. Additionally we expect to grant stock options to our independent directors from time to time, as determined by the full board. Directors are also reimbursed for ordinary and necessary expenses incurred in attending meetings of the Board of Directors or committee meetings. On February 3, 2004, we granted 60 time-based options to purchase common stock to each of Mr. Noll and Ms. Bronner. The options vest 25% per year, with the initial vesting of 25% having occurred on January 1, 2005. Mr. Noll and Ms. Bronner each received transaction payments of $6,000 in conjunction with the issuance of the Reddy Holdings notes.

Executive Compensation and Incentive Programs

        The following table sets forth certain compensation information for our Chief Executive Officer and four additional highly compensated executive officers (the "Named Executive Officers") for the years ended December 31, 2003, 2002 and 2001:

        Subsequent to the information provided in this table and pursuant to the terms of the merger agreement, the Named Executive Officers, as well as other executive officers, have entered into employment agreements. See "—Employment Agreements".

Summary Compensation Table

Long-term Compensation
Annual Compensation
Name/Principal Position						Restricted Stock Awards	Securities Underlying Options	All Other Compensation
	Year	Salary	Bonus	All Other
William P. Brick Chairman of the Board & Chief Executive Officer	2003 2002 2001(1)	$360,000 360,000 236,692	$293,781 481,219 40,500	$60,262(3 19,404(2 —	) )	$182,968(4 — —)	1,980 — 250,000	$668,441(8 9,300(5 5,281(6	) ) )
Jimmy C. Weaver President & Chief Operating Officer	2003 2002 2001	$242,308 225,000 223,154	$194,494 260,661 21,938	$34,341(3 14,553(2 —	) )	$107,820(4 — —)	2,357 — 140,000	$407,021(8 1,125(7 —	) )
Steven J. Janusek Executive Vice President, Chief Financial Officer & Secretary	2003 2002 2001(9)	$164,308 160,615 156,598	$97,927 144,366 13,500	$14,934(3 7,277(2 —	) )	$45,306(4 — —)	1,037 — 50,000	$172,737(8 1,741(7 25,925(10	) ) )
Graham D. Davis Senior Vice President— Central Operations	2003 2002 2001	$172,885 185,000 183,961	$100,647 164,862 13,875	$17,124(3 7,277(2 —	) )	$53,729(4 — —)	943 — 55,200	$201,133(8 1,914(7 3,191(7	) ) )
Ben D. Key Senior Vice President—Sales	2003 2002 2001	$150,000 150,000 140,769	$81,606 133,672 11,250	$12,932(3 7,277(2 —	) )	$43,564(4 — —)	613 50,000	$159,562(8 317(7 —	) )

(1)
Represents partial year compensation as Mr. Brick's employment commenced April 19, 2001.

(2)
Represents a bonus to reimburse the applicable executive for income taxes payable on the grant of restricted stock that was received in May 2002 and cancelled in February 2003.

(3)
Represents bonuses to (i) reimburse the employee for income taxes payable on the grant of restricted stock that was received in August 2003 and (ii) reimburse the employee for the final income taxes due on the grant of restricted stock that was received in May 2002 and cancellable in February 2003. The amounts paid are allocated between the two grants as follows:

	2003 Grant	2002 Grant	Total
William P. Brick	$47,572	$12,690	$60,262
Jimmy C. Weaver	28,033	6,308	34,341
Steven J. Janusek	11,780	3,154	14,934
Graham D. Davis	13,970	3,154	17,124
Ben D. Key	11,327	1,605	12,932
(4)
Pursuant to the merger, certain members of the senior management team, including the Named Executive Officers, received shares of restricted common and 12% cumulative redeemable Series A preferred stock in an aggregate value of $500,000. All such shares vest on August 15, 2006 if the employee is still employed on that date.

(5)
Represents contributions to our 401(k) plan in the amount of $1,800 and reimbursements for a life insurance policy in the amount of $7,500.

(6)
Represents reimbursements for a life insurance policy for the period from April 19, 2001 through December 31, 2001.

(7)
Represents contributions to our 401(k) plan.

(8)
Represents amounts (i) paid to the employee in connection with change of control agreements which were entered into on May 9, 2001, (ii) signing bonuses paid in connection with the signing of new employment agreements on August 14, 2003, (iii) transaction fees paid in connection with the Triangle acquisition, (iv) contributions made to Reddy Group's 401(k) plan made by the company and (v) the value of life insurance benefits paid by the company; for Mr. Brick, such amount also includes $7,500 of reimbursements for a life insurance policy. The amounts by employee and category are as follows:

	Change of Control Agreement	Signing Bonus	Triangle Transaction Fee	401(k) Contributions	Life Insurance	Total
William P. Brick	$630,000	$22,500	$5,675	$1,662	$8,604	$668,441
Jimmy C. Weaver	371,250	28,125	5,417	1,125	1,104	407,021
Steven J. Janusek	156,000	12,375	2,383	1,644	335	172,737
Graham D. Davis	185,000	11,250	2,167	2,000	716	201,133
Ben D. Key	150,000	7,313	1,408	260	581	159,562
(9)
Represents partial year compensation as Mr. Janusek briefly left the company in March 2001 and returned in April 2001.

(10)
Represents $25,000 of severance payments in March 2001 and contributions to our 401(k) plan.

  Employment Agreements

        On August 14, 2003, we entered into executive employment agreements (each, an "employment agreement") with each of William P. Brick, our Chief Executive Officer, Jimmy C. Weaver, our President and Chief Operating Officer, Steven J. Janusek, our Executive Vice President, Chief Financial Officer and Secretary, Graham D. Davis, our Senior Vice President—Central Region, and Ben D. Key, our Senior Vice President—Sales. The employment agreements with Messrs. Brick, Weaver, Janusek, Davis and Key became effective as of August 14, 2003. The employment agreements for each of Messrs. Brick, Weaver, Janusek, Davis and Key are of indefinite duration.

        Under the terms of each employment agreement, in addition to his annual salary, each executive officer is entitled to participate in incentive compensation plans on the same basis as other comparable level employees. Each executive officer is also entitled to participate in various benefit plans.

        Each of these employment agreements provides for a minimum base salary. In addition, each agreement provides that the executive is entitled to receive an annual bonus upon achieving certain performance and operating targets. The employment agreements with Messrs. Brick, Weaver, Janusek, Davis and Key, as amended to the date of this prospectus, provide for minimum base salaries of $400,000, $275,000, $180,000, $150,000 and $150,000, respectively.

        Each of these employment agreements provides for severance payments under certain circumstances. If Messrs. Brick or Weaver are terminated "without cause" or terminate their employment for "good reason" or become disabled, then they will receive a severance amount equal to 150% of their annual base salary payable either in a lump sum or on an ordinary payroll basis over a period of 18 months at our discretion. In addition, Mr. Brick's employment agreement entitles him to receive healthcare benefits from the date of termination of his employment until age 65. If Messrs. Janusek or Key are terminated "without cause" or terminate their employment for "good reason" or become disabled, then they will receive a severance amount equal to 100% of their annual base salary payable either in a lump sum or on an ordinary payroll basis over a period of 12 months at our discretion. If Mr. Davis is terminated "without cause" or becomes disabled, then he will receive a severance amount equal to 100% of his annual base salary payable either in a lump sum or on an ordinary payroll basis over a period of 12 months at our discretion. If we elect to pay a severance amount over a period of time, then the executive will also be entitled to a continuation in benefits for such period. The employment agreements also restrict the executive's business activities that compete with our business. In the case of Messrs. Brick and Weaver, these restrictions apply for a period of two years following the termination of the executive's employment. In the case of Messrs. Janusek, Davis and Key, these restrictions apply for a period of 18 months following the termination of the executive's employment.

        Upon execution of the employment agreements Messrs. Brick, Weaver, Janusek, Davis and Key were paid transaction fees of $22,500, $28,125, $12,375, $11,250 and $7,313, respectively. In addition, Mr. Brick received a signing bonus of $1,125 in connection with the purchase of stock from another member of senior management on November 7, 2003.

  Restricted Stock Grants

        Pursuant to the terms of the merger and the transactions contemplated thereunder, certain members of the senior management team, including the Named Executive Officers, received shares of restricted common stock and 12% cumulative redeemable series A preferred stock in an aggregate value amount of $500,000. All such shares were to vest on August 15, 2006. The restricted shares were allocated as follows:

Name	Number of Shares of Common Stock*	Number of Shares of Preferred Stock*	Aggregate Value of Restricted Shares*
William P. Brick	91	91	$182,968
Jimmy C. Weaver	54	54	$107,820
Steven J. Janusek	23	23	$45,306
Graham D. Davis	27	27	$53,729
Ben D. Key	22	22	$43,564
Other Senior Management	33	33	$66,614
Total-All Senior Management(9 individuals)	250	250	$500,000

*
All numbers are rounded to the nearest whole number.

        All of the outstanding 12% cumulative redeemable Series A preferred stock was redeemed on October 27, 2004, at a redemption price of $1,000 per share.

  Change of Control Agreements

        On May 9, 2001, certain executive officers, including the Named Executive Officers, entered into Strategic Management Team Change of Control Bonus Agreements, which provide that, in the event of a change in control, the executive officer will be paid a bonus equal to a portion of his salary plus an additional amount based on the bonus payable for the prior year or the year in which the change of control takes place. The merger constituted a change of control under the Strategic Management Team Change of Control Agreements. As a result, certain members of the senior management team, including the Named Executive Officers, received payments pursuant to the terms of the Strategic Management Team Change of Control Agreements and the merger as follows:

Person(s)	Change of Control Bonus
William P. Brick	$630,000
Jimmy C. Weaver	$371,250
Steven J. Janusek	$156,000
Graham D. Davis	$185,000
Ben D. Key	$150,000

  Long-Term Incentive Plans—Awards in the Last Fiscal Year

        We established the Reddy Ice Holdings, Inc. 2003 Stock Option Plan, effective August 15, 2003, which provides for the grant of options to purchase shares of common stock of Reddy Holdings to our employees, directors and officers. The plan is administered by our Compensation Committee. Our executives are encouraged to own shares of our common stock, thereby aligning the interests of management with those of shareholders and tying a significant portion of executive compensation to long-term company performance. Options granted under our 2003 Stock Option Plan include time-based options and performance-based options. The time-based options vest 20% per year with the initial vesting of 20% to occur on January 1, 2004. The performance-based options vest in three tranches based on obtaining certain performance and operating targets. One-half of the shares are subject to the first tranche, one-quarter of the shares are subject to the second tranche, and one-quarter of the shares are subject to the third tranche. Any unvested performance-based options automatically vest after eight years. All options granted pursuant to this plan expire ten (10) years after the date of grant. Option grants to the Named Executive Officers in 2003 are set forth in the following table:

Name	Number of Securities Underlying Options Granted(1)(2)	Percentage of Total Options Granted to Employees in 2003	Exercise Price (per share)	Expiration Date	Grant Date Present Value
William P. Brick	1,790	15.5%	$1,000	08/15/13	$104,847
	190	1.6%	$1,000	11/07/13	$57,507
Jimmy C. Weaver	2,238	19.4%	$1,000	08/15/13	$131,059
	119	1.0%	$1,000	11/07/13	$36,113
Steven J. Janusek	985	8.5%	$1,000	08/15/13	$57,666
	52	0.5%	$1,000	11/07/13	$15,890
Graham D. Davis	895	7.8%	$1,000	08/15/13	$52,424
	48	0.4%	$1,000	11/07/13	$14,445
Ben D. Key	582	5.0%	$1,000	08/15/13	$34,075
	31	0.3%	$1,000	11/07/13	$9,390

(1)
Of the total options granted, 80% were time-based and 20% were performance-based.

(2)
All amounts are rounded to the nearest whole number.

  Aggregated Option Exercises in the Last Fiscal Year and the Fiscal Year End Option Values

        The following table provides certain information regarding the exercise of stock options to purchase shares of our common stock during the year ended December 31, 2003 by the Named Executive Officers and the fiscal year-end value of stock options held by such officers:

			Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
	Number of Shares Acquired on Exercise (1)
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
William P. Brick	150,000	$245,701	—	1,980	—	—
Jimmy C. Weaver	140,000	$229,321	—	2,357	—	—
Steven J. Janusek	50,000	$101,900	—	1,037	—	—
Graham D. Davis	55,200	$90,418	—	943	—	—
Ben D. Key	50,000	$81,900	—	613	—	—

(1)
The indicated shares were not actually acquired as the stock options outstanding at the effective time of the merger were canceled and converted into the right to receive cash equal to the excess of the cash merger consideration over the exercise price of the option.

  Incentive Plans Prior to the Merger

        Prior to the merger, we had five employee incentive plans in place, including our 1994 Stock Option Plan, our 1998 Stock Option Plan, our 2001 Stock Option Plan, our 2000 Employee Stock Purchase Plan and our 2002 Senior Executive Restricted Stock Plan.

        Pursuant to the merger, each outstanding stock option to purchase shares of Reddy Group's common stock under the prior incentive plans became fully vested and exercisable. Each stock option outstanding at the effective time of the merger was then canceled and converted into the right to receive a cash amount equal to the excess, if any, of the amount of cash which a holder of a share of our common stock would be entitled to receive in exchange for such share following the completion of the merger over the per share exercise price of the option.

Indemnification of Directors and Officers

        For a period of six years after the merger and related transactions, Reddy Holdings has agreed to cause Reddy Group to:

  •
  indemnify and hold harmless, and provide advancement of expenses to, persons who at the closing of the merger were serving, or at any time prior to the closing of the merger have served as, one of our or our subsidiaries' officers or directors, to the fullest extent permitted by law, and shall cause the surviving corporation to assume our obligations under any indemnification agreements; and

  •
  cause to be maintained in effect policies of directors' and officers' insurance, for the benefit of those persons who are covered by directors' and officers' liability insurance at the closing of the merger, providing coverage that is at least equal to the coverage provided under the current directors' and officers' liability insurance policies, to the extent that such liability insurance can be maintained at an annual cost to Reddy Holdings that is not greater than 200% of the premium for the directors' and officers' liability insurance for the year prior to the closing of the merger and related transactions.

        At the closing of the merger, each of the executive officers, including the Named Executive Officers, and all directors entered into indemnity agreements with both Reddy Group and Reddy Holdings, pursuant to which both entities have agreed to indemnify and hold harmless each executive officer and director for acting in his capacity as our officer or director to the fullest extent permitted under applicable law, respectively. Indemnity will not extend to gross negligence, willful misconduct or bad faith. In addition, Reddy Holdings will maintain a directors' and officers' insurance policy.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to managers, officers or persons controlling us pursuant to the foregoing, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth the percentage of Reddy Holdings' common equity that is beneficially owned, in each case, by (1) certain members of management and directors of Reddy Holdings, (2) all members of management and directors as a group and (3) certain principal shareholders as of December 31, 2004.

Beneficial Owner	Common Stock Shares Beneficially Owned Prior to Offering*		Percentage of Beneficial Ownership Prior to Offering**	Common Stock Shares Beneficially Owned After Offering Without Over-allotment*	Percentage of Beneficial Ownership After Offering Without Over-allotment**	Common Stock Shares Beneficially Owned After Offering With Over-allotment*	Percentage of Beneficial Ownership After Offering With Over-allotment**
Trimaran Fund II, L.L.C.(1)	17,338		17.5%(2)
Trimaran Parallel Fund II, L.P.(1)	7,127		7.2%(2)
Trimaran Capital, L.L.C.(1)	1,093		1.1%(2)
CIBC Employee Private Equity Partners (Trimaran)(1)	11,022		11.1%(2)
CIBC MB Inc.(1)	12,024		18.8%(2)
Andrew R. Heyer(1)	48,603		49.0%
Jay R. Bloom(1)	48,603		49.0%
Dean C. Kehler(1)	48,603		49.0%
Bear Stearns Merchant Banking Partners II, L.P.(3)	19,176		19.3%(4)
Bear Stearns Merchant Banking Investors II, L.P.(3)	3,777		3.8%(4)
Bear Stearns MB-PSERS II, L.P.(3)	10,532		10.6%(4)
The BSC Employee Fund III, L.P.(3)	5,444		5.5%(4)
The BSC Employee Fund IV, L.P.(3)	9,675		9.8%(4)
John D. Howard(3)	48,603		49.0%
The Bear Stearns Companies, Inc.(3)	48,603		49.0%
Beth L. Bronner	—		***
Philip M. Carpenter III	—		***
Robert J. Fioretti	—		***
David E. King	—		***
Douglas R. Korn	—		***
Tracy L. Noll	125		***
William P. Phoenix	—		***
William P. Brick(5)	718	(6)	*1.1%
Jimmy C. Weaver(5)	763	(7)	*1.1%
Steven J. Janusek(5)	336	(8)	***
Graham D. Davis(5)	305	(9)	***
Ben D. Key(5)	198	(10)	***
Total executive officers and directors	51,896	(11)	52.5%

*
All holdings in this beneficial ownership table have been rounded to the nearest whole share.

**
The percentage of beneficial ownership for all holders has been rounded to the nearest 1/10th of a percentage.

***
Percentage of shares beneficially owned by such person does not exceed one percent.

(1)
Messrs. Heyer, Bloom and Kehler may be deemed to share beneficial ownership of shares owned of record by Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC MB Inc. by virtue of their status as managing partners of Trimaran Investments II, L.L.C. Through Trimaran Investments II, L.L.C., Messrs. Heyer, Bloom and Kehler share investment and voting power with respect to shares owned by Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC MB Inc. but disclaim, other than with respect to Trimaran Capital, L.L.C., beneficial ownership of such shares. The business address for each shareholder identified in this footnote is 425 Lexington Avenue, New York, New York 10017.

(2)
Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC MB Inc., due to their common control by Trimaran Investments II, L.L.C., could be deemed to beneficially own each other's shares, but disclaim such beneficial ownership.

CIBC MB Inc. directly owns 12.1398% of Reddy Holdings' equity and, through its ownership of an interest in Trimaran Fund II, L.L.C., beneficially owns an additional 6.6504% of Reddy Holdings' equity.

(3)
Mr. Howard, by virtue of his status as the sole member of JDH Management, LLC, and The Bear Stearns Companies Inc. may be deemed to share beneficial ownership of shares owned of record by Bear Stearns Merchant Banking Partners II, L.P., Bear Stearns Merchant Banking Investors II, L.P., Bear Stearns MB PSERS II, L.P., The BSC Employee Fund III, L.P. and The BSC Employee Fund IV, L.P. Mr. Howard and The Bear Stearns Companies Inc. share investment and voting power with respect to shares owned by Bear Stearns Merchant Banking Partners II, L.P., Bear Stearns Merchant Banking Investors II, L.P., Bear Stearns MB PSERS II, L.P., The BSC Employee Fund III, L.P. and The BSC Employee Fund IV, L.P., but disclaim beneficial ownership of such shares. The business address for each shareholder identified in this footnote is 383 Madison Avenue, New York, New York 10179 and the telephone number is (212) 272-2000.

(4)
Bear Stearns Merchant Banking Partners II, L.P., Bear Stearns Merchant Banking Investors II, L.P., Bear Stearns MB PSERS II, L.P., The BSC Employee Fund III, L.P. and The BSC Employee Fund IV, L.P., due to their common control, could be deemed to beneficially own each other's shares, but disclaim such beneficial ownership.

(5)
The business address for each of the executive officers is 8750 North Central Expressway, Suite 1800, Dallas, Texas 75231.

(6)
Includes 712 shares subject to options held by Mr. Brick.

(7)
Includes 758 shares subject to options held by Mr. Weaver.

(8)
Includes 333 shares subject to options held by Mr. Janusek.

(9)
Includes 303 shares subject to options held by Mr. Davis.

(10)
Includes 197 shares subject to options held by Mr. Key.

(11)
Includes 3,148 shares subject to options by executive officers and directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Agreements Relating to the Merger

  Shareholders Agreement

        Concurrently with the closing of the merger, the shareholders of Reddy Holdings entered into a shareholders agreement as of August 14, 2003 that governs certain relationships among, and contains certain rights and obligations of, such shareholders.

        In connection with this offering and all future public offerings of common stock by Reddy Holdings, the shareholders agreement grants the shareholders of Reddy Holdings party thereto certain rights to participate in registered offerings by us of our common stock, or "piggyback" registration rights. In addition, immediately following the completion of this offering the shareholders agreement permits each of (i) the BSMB-affiliated sponsors and (ii) the Trimaran-affiliated sponsors to make up to three demands on Reddy Holdings to register the shares of common stock held by them. These demand and piggyback registration rights are subject to limitations as to the maximum number of shares that may be registered if the managing underwriter in such an offering advises that the number of shares of common stock offered should be limited due to market conditions or otherwise. To exercise their demand registration rights, those parties must request that Reddy Ice Holdings, Inc. effect a registration under the Securities Act. Upon receipt of such request, Reddy Ice Holdings, Inc. may, subject to certain terms and conditions, either: (i) proceed with the demand registration, or (ii) proceed with a registered primary public offering in connection with which the shareholders may exercise their piggyback registration rights.

        The shareholders agreement further provides that if requested by the underwriters in either a demand or piggyback registration, the participating shareholders must enter into a lock-up agreement with the underwriters which will restrict their sales of Reddy Holdings common stock for 180 days following the offering. All of Reddy Holdings' shareholders have entered into such a lock-up agreement in connection with this offering. Reddy Holdings is required to pay all expenses incurred in connection with demand and piggyback registrations, excluding, in the case of demand registrations, underwriting discounts and commissions.

        The shareholders agreement provides for certain transfer restrictions and tag-along, drag-along, first offer and preemptive rights with respect to the common stock held by the shareholders party thereto. The shareholders agreement also contains certain provisions entitling the Sponsors to elect a majority of the board of directors of Reddy Holdings. Upon consummation of a public offering of common stock with an aggregate purchase price of at least $100.0 million (which we expect this offering to constitute), the provisions of the shareholders agreement described in this paragraph will terminate.

  Stock Option Plan

        After the merger, Reddy Holdings established a stock option plan, administered by Reddy Group's compensation committee, which provides for the grant of options to purchase shares of common stock of Reddy Holdings to employees of Reddy Group and, in certain cases, to directors and officers of Reddy Holdings. The options granted under the Reddy Holdings 2003 Stock Incentive Plan include both time-based options and performance-based options, all of which expire pursuant to this plan ten (10) years from the date of grant. See "Management—Executive Compensation and Incentive Programs—Long-Term Incentive Plans—Awards in the Last Fiscal Year" for more information.

  Restricted Stock Grants

        Pursuant to the terms of the merger, 250 shares of Reddy Holdings restricted common stock and 250 shares of Reddy Holdings restricted series A preferred stock were issued to certain members of our senior management. See "Management—Executive Compensation and Incentive Programs—Restricted Stock Grants".

Monitoring and Management Services Agreement

        Reddy Group, Trimaran and an entity affiliated with BSMB are parties to a Monitoring and Management Services Agreement, pursuant to which Trimaran and an entity affiliated with BSMB are engaged to provide monitoring and management services to Reddy Group with respect to financial and operating matters. Pursuant to the agreement, at the closing of the merger, Trimaran and an entity affiliated with BSMB received a transaction fee equal to $7.5 million in connection with services rendered in connection with the merger. Pursuant to the agreement, Trimaran and an entity affiliated with BSMB are also entitled to receive an annual fee for ongoing monitoring and management services equal to $0.6 million per annum (pro forma for the acquisition of Triangle and other businesses). The agreement also provides that Trimaran and BSMB will be reimbursed for their reasonable out of pocket expenses in connection with activities undertaken pursuant to the agreement and will be indemnified for liabilities incurred in connection with their role under the agreement, other than for liabilities resulting from their gross negligence or willful misconduct.

        Trimaran, BSMB and certain of their respective affiliates also render additional services in connection with acquisitions, divestitures and financings. In connection with these services, under certain circumstances, Trimaran and BSMB earn a fee equal to 2% of the value of any such transactions over $10 million in value. In addition, the annual monitoring and management services fee is increased in connection with acquisitions by an amount equal to 1% of the trailing twelve month pro forma EBITDA of acquired businesses (calculated at the time any acquisition by Reddy Group is consummated). Upon consummation of this offering, we intend to terminate this agreement and make payments to each of Trimaran and an entity affiliated with BSMB of $2.0 million.

Certain Agreements Relating to the Triangle Acquisition

  Payments Relating to the Acquisition of Triangle

        Pursuant to the Monitoring and Management Services Agreement, we paid certain of our existing equity investors $1.3 million at the consummation of the Triangle Acquisition.

  Option Grants Related to the Acquisition of Triangle

        In connection with the purchase of the equity to finance the acquisition of Triangle as described above, certain members of the senior management team who purchased additional equity, including the Named Executive Officers, were granted additional options as follows:

Name	Time-Based Options*	Performance-Based Options*	Total Options*
William P. Brick	80	20	100
Jimmy C. Weaver	96	23	119
Steven J. Janusek	42	10	52
Graham D. Davis	38	9	47
Ben D. Key	25	6	31

*
All numbers are rounded to the nearest whole number.

Other Transactions

        On August 16, 2004, we sold 125 shares of Reddy Holdings' common stock and 125 shares of Reddy Holdings' series A preferred stock to Tracy L. Noll, one of our independent directors, for an aggregate sales price of $250,000.

        On August 16, 2004, in connection with his purchase of 38.39634 shares of common stock and 38.39634 shares of series A preferred stock from a member of senior management, we issued to William P. Brick 189.48421 additional time-based options and 46.21566 performance-based options.

Certain Transactions Relating to the Issuance of Reddy Holdings' 10 1/2% Senior Discount Notes

  Redemption of Series A Preferred Stock

        The proceeds of the issuance of the Reddy Holdings notes were used, in part, to redeem all of Reddy Holdings' outstanding series A preferred stock, all of which was owned by our existing equity investors, including the Sponsors, and pay all accrued dividends thereon. At the time of redemption, $99.2 million of series A preferred stock was outstanding and dividends of $15.2 million had accumulated on the series A preferred stock.

  Payment of Dividend to Common Shareholders

        A portion of the proceeds of the issuance of the Reddy Holdings notes was also used to pay a dividend to our common shareholders, including the Sponsors, in an aggregate amount of $10.5 million.

  Special Transaction Payment

        A portion of the proceeds of the borrowing under our existing revolving credit facility in connection with the issuance of Reddy Holdings' 10 1/2% senior discount notes was used by Reddy Group to pay a special transaction payment of approximately $1.2 million to 18 individuals composed of certain members of management and certain directors, all of whom were unaffiliated with the Sponsors.

DESCRIPTION OF INDEBTEDNESS

Existing Senior Credit Facilities

        In connection with the merger, Reddy Group entered into a credit agreement dated August 15, 2003, with the lenders being a syndicate of banks, financial institutions and other entities, including Credit Suisse First Boston, Canadian Imperial Bank of Commerce and Bear Stearns Corporate Lending, Inc. (an affiliate of Bear, Stearns & Co. Inc.). Certain affiliates of Canadian Imperial Bank of Commerce are participants in the Trimaran investment program. The credit agreement provides for a six-year term loan amount of $135.0 million (not including the supplemental term loan described below) and a five-year revolving credit facility in the amount of $35.0 million (collectively, the "existing credit facilities"). On October 17, 2003 Reddy Group entered into an amendment to the credit agreement, pursuant to which the lenders made a supplemental term loan on November 6, 2003 in the amount of $45.0 million for use in connection with the acquisition of Triangle. The term loan and supplemental term loan amortize in quarterly installments over a five-year amortization period in an aggregate amount equal to 1% annually with the balance to be paid in the final year in four equal installments.

        Principal balances outstanding under our existing senior credit facilities bear interest per annum, at Reddy Group's option, at the sum of the alternate base rate, as defined in the agreement, plus the applicable margin of 2% for term loans and 2.5% for revolving loans or at the sum of the LIBOR rate, as defined in the agreement, plus the applicable margin of 2.5% for term loans and 3.5% for revolving loans.

        Subject to certain exceptions, our existing senior credit facilities require mandatory repayments and corresponding reductions thereunder with the proceeds from (1) asset sales, (2) the issuance of debt securities, (3) an initial public offering of stock of Reddy Holdings, (4) insurance and condemnation awards and (5) annual excess cash flow (other than with respect to 2005). Voluntary prepayments of our existing senior credit facilities will be permitted at any time, subject to certain notice requirements and breakage costs.

        Our existing senior credit facilities require that, beginning in 2004, Reddy Group will repay all borrowings (other than letters of credit) under the revolving credit facility and maintain an outstanding balance of $0 for a period of 30 consecutive calendar days during each year. This requirement for 2004 was met on August 10, 2004.

        Our existing senior credit facilities contain certain covenants, including restrictions on:

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  our business activities;

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  debt and liens;

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  the sale of assets;

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  mergers, acquisitions and other business combinations;

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  voluntary prepayment of certain debt (including the Reddy Group notes and the Reddy Holdings notes);

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  transactions with affiliates;

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  capital expenditures;

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  loans and investments;

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  prohibitions on the payment of cash dividends or the repurchase or redemption of stock; and

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  various financial covenants, including maintenance of a maximum ratio of consolidated total debt to EBITDA (as defined in our existing senior credit facilities), a minimum ratio of consolidated EBITDA (as defined in our existing senior credit facilities) less capital expenditures to consolidated fixed charges and a minimum ratio of consolidated EBITDA to consolidated interest expense.

        The terms of our existing senior credit facilities fully prohibit Reddy Group from paying dividends and otherwise transferring assets to Reddy Holdings, except for certain limited dividends the proceeds of which must be used to maintain Reddy Holdings' corporate existence.

        In addition, the Reddy Holdings guarantee of our existing senior credit facilities prohibits Reddy Holdings from incurring any Indebtedness other than the Reddy Holdings notes and its guarantee of our existing senior credit facilities.

        Our existing senior credit facilities contain customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-default and cross-acceleration to certain other debt, certain events of bankruptcy and insolvency, certain events under the Employee Retirement Income Security Act of 1974, as amended, material judgments, actual or asserted failure of any guarantee or security document supporting our existing senior credit facilities to be in full force and effect and change of control. If such a default occurs, the lenders under our existing senior credit facilities are entitled to take various actions, including all actions permitted to be taken by a secured creditor, the acceleration of amounts due under our existing senior credit facilities and requiring that all such amounts be immediately paid in full.

        All obligations under our existing senior credit facilities are jointly and severally guaranteed by Reddy Holdings and all of Reddy Group's current subsidiaries. The debt under our existing senior credit facilities is secured by a pledge of Reddy Group's capital stock and the capital stock of Reddy Group's subsidiaries and a perfected lien and security interest in substantially all of Reddy Group's and its direct and indirect domestic subsidiaries' owned real property having a fair market value in excess of $1.0 million and personal assets (tangible and intangible). Reddy Group's future domestic subsidiaries are required to guarantee our existing senior credit facilities and to secure such guarantee with substantially all of their owned real property having a fair market value in excess of $1.0 million.

        Our existing senior credit facilities were further amended in connection with the offering of the Reddy Holdings notes. The amendment provided, among other things, for the ability to issue the Reddy Holdings notes and use the proceeds therefrom to redeem all of Reddy Holdings' series A preferred stock, to pay dividends to Reddy Holdings' common shareholders and to pay a special transaction payment to certain members of management and certain directors.

New Credit Facilities

        Concurrently with the closing of this offering, we intend to enter into our new credit facilities in an aggregate principal amount of approximately $300 million, consisting of a revolving credit facility in an aggregate principal amount of approximately $60 million and a term loan facility in an aggregate principal amount of approximately $240 million. We expect the terms of our new credit facilities will be similar to the terms of our existing credit facilities, except that our new credit facilities will permit us to pay the dividends contemplated in this prospectus, subject to the satisfaction of certain financial covenants, conditions and other restrictions. We expect that under the new credit facilities, we will be restricted from paying dividends on our common stock unless, at the time of such payment:

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  no default or event of default has occurred and is continuing or would occur as a consequence thereof, in particular a default under the total leverage ratio and interest coverage ratio maintenance covenants we expect to be contained in our new credit facilities;

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  the total leverage ratio is below a specified level, which we expect to be lower than the total leverage ratio maintenance covenant in our new credit facilities;

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  the dividend payment is permitted to be paid under the indenture governing the Reddy Holdings notes; and

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  we have sufficient cash available to pay dividends, an amount that will calculated based on Bank EBITDA minus cash interest on indebtedness, cash capital expenditures and cash income taxes.

        The specific terms of the covenants, conditions and other restrictions to be included in our new credit facilities, however, have not yet been agreed upon. Once finalized, the specific terms of these covenants, conditions and other restrictions will be contained in the credit agreement to be filed as an exhibit to the registration statement of which this prospectus forms a part.

Reddy Group's 8 7/8% Senior Subordinated Notes due 2011

        Reddy Group has issued and outstanding $152.0 million aggregate principal amount of 8 7/8% Senior Subordinated Notes due 2011. Interest is payable semiannually on February 1 and August 1, commencing on February 1, 2004.

        Substantially concurrently with this offering, we expect to consummate a tender offer to acquire any and all of the outstanding $152.0 million aggregate principal amount of the Reddy Group notes. In connection with the tender offer, we expect to solicit consents to amend the indenture governing the Reddy Group notes. The proposed amendments would eliminate from the indenture governing the Reddy Group notes substantially all of the restrictive covenants, certain events of default and related provisions. The tender offer and consent solicitation for the Reddy Group notes is conditioned upon, among other conditions, this offering and our entry into our new credit facilities. The tender offer and consent solicitation will be consummated on a substantially concurrent basis with the completion of this offering and our entry into our new credit facilities. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding after the consummation of this offering and the related transactions.

Reddy Holdings' 10 1/2% Senior Discount Notes due 2012

        Reddy Holdings has issued and outstanding $151.0 million aggregate principal amount of 10 1/2% Senior Discount Notes due 2012. Each Reddy Holdings note has an initial accreted value of $663.33 per $1,000 principal amount at maturity. The accreted value of each Reddy Holdings note increases from the date of issuance until November 1, 2008 at a rate of 10 1/2% per annum such that the accreted value will equal the stated principal amount at maturity on November 1, 2008. Thereafter cash interest on the Reddy Holdings notes will accrue and be payable semi-annually at a rate of 10 1/2% per annum. The Reddy Holdings notes are unsecured obligations of Reddy Holdings and are:

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  not guaranteed by any of Reddy Holdings' subsidiaries;

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  senior in right of payment to all of Reddy Holdings' future subordinated indebtedness;

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  equal in right of payment with any of Reddy Holdings' existing and future unsecured senior indebtedness;

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  effectively subordinated to Reddy Holdings' existing and future secured debt; and

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  structurally subordinated to all obligations and preferred equity of Reddy Holdings' subsidiaries.

        The Reddy Holdings notes include customary covenants that restrict, among other things, the ability to incur additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire our capital stock or subordinated indebtedness, make certain investments, incur liens, enter into arrangements that restrict dividends from our subsidiaries, merge or sell all or substantially all of our assets or enter into various transactions with affiliates. Prior to November 1, 2007, we may redeem up to 35% of the principal amount of the Reddy Holdings notes at a redemption price of 110.5% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in equity offerings that are specified in the Reddy Holdings indenture. If a change of control occurs on or prior to November 1, 2007, we may, at our option, redeem all, but not less than all, of the Reddy Holdings notes at a redemption price equal to the sum of (i) the accreted value of the notes as of the redemption date, (ii) a premium equal to 125% of one year's coupon payment and (iii) any accrued and unpaid interest to the date of redemption. If we experience a change of control and do not elect to make the optional redemption described in the previous sentence, we will be required to make an offer to repurchase the Reddy Holdings notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase.

        The Reddy Holdings notes are subject to registration with the SEC pursuant to the Registration Rights Agreement (the "Rights Agreement") entered into at the time of issuance. Pursuant to the Rights Agreement, Reddy Holdings will, within 150 days after the issuance date, file a registration statement with the SEC to exchange the Reddy Holdings notes for new notes of Reddy Holdings having terms substantially identical in all material respects to the Reddy Holdings notes. Reddy Holdings must also use its commercially reasonable efforts to cause the registration statement to be declared effective within 240 days after the issuance date.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and by-laws as each is anticipated to be in effect upon the consummation of this offering. We also refer you to our amended and restated certificate of incorporation and by-laws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

        Our authorized capital stock consists of (i)         shares of common stock, par value $0.01 per share, of which        shares are issued and outstanding, and (ii)         shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding. We will effect a        for one stock split of our common stock immediately prior to the completion of this offering. Immediately following the completion of this offering, there are expected to be        shares of common stock issued outstanding (or        shares of common stock if the underwriters exercise their option to purchase up to            additional shares to cover over-allotments in full), and no shares of preferred stock outstanding.

Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote per share held of record on all matters submitted for action by the shareholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock voting can, if they choose to do so, elect all the directors standing for election. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

        Dividend Rights.    All shares of our common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payments of dividends required to be paid on outstanding preferred stock, as described below, if any.

        Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute as regular quarterly dividends to our shareholders a substantial portion of the cash generated by our business in excess of operating expenses and working capital requirements, interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company and taxes. The initial dividend rate is expected to be equal to $        per share of common stock per annum. Our board of directors may, at its discretion, decrease the level of dividends provided for the common stock in this dividend policy or discontinue entirely the payment of dividends. See "Dividend Policy and Restrictions".

        Liquidation Rights.    Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, any business combination or a sale or disposition of all or substantially all of our assets, all shares of common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

        Other Matters.    Holders of common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock, including the shares of common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

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  the designation of the series;

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  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the amount of shares then outstanding;

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  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

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  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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  restrictions on the issuance of shares of the same series or of any other class or series; and

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  the voting rights, if any, of the holders of the series.

        No shares of our preferred stock will be outstanding immediately following completion of this offering, and we have no immediate plans to issue any preferred stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without shareholder approval, can issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of common stock. The listing requirements of the New York Stock Exchange, which would apply so long as the common stock is listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Authorized but Unissued Capital Stock

        The DGCL does not require shareholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Registration Rights

        Our existing equity investors will have registration rights for their shares of common stock for resale in some circumstances. See "Certain Relationships and Related Transactions—Shareholders Agreement".

Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Applicable Laws

        Our amended and restated certificate of incorporation and our amended and restated bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors. A shareholder might consider an attempt to takeover or effect a change in control to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

        These provisions include:

  No Cumulative Voting

        The DGCL provides that shareholders are not entitled to the right or cumulative votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not expressly provide for cumulative voting.

  Special Meetings of Shareholders

        Our amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the shareholders can only be called by the chairman of the board or our president, or pursuant to a resolution adopted by a majority of the board of directors or by one or more shareholders holding shares of common stock representing at least 50% of the combined voting power of the outstanding common stock. Except as provided above, shareholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting and action may not be taken by written consent in lieu of a meeting.

  Requirements for advance notification of stockholder nominations and proposals

        Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be considered "properly brought" before a meeting, a shareholder must comply with requirements regarding advance notice and provide certain information to us. These provisions could have the effect of delaying until the next shareholders meeting shareholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a shareholder (such as electing new directors of approving a merger) only at a duly called shareholders meeting and not by written consent.

  Undesignated Preferred Stock

        The ability to authorize undesignated or "blank check" preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

  Anti-takeover Effects of Delaware Law

        Section 203 of the DGCL provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

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  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

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  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% percent of the outstanding voting stock not owned by the interested stockholder.

        Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

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  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

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  the affiliates and associates of any such person.

        Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a Delaware corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

        Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the DGCL and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care (but not its fiduciary duty of loyalty) as a director, except to the extent otherwise required by the DGCL. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our amended and restated certificate of incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. In addition, our amended and restated certificate of incorporation will provide for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of Reddy Holdings, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, our amended and restated certificate of incorporation will provide that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of Reddy Holdings or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Transfer Agent and Registrar

                                 is the transfer agent and registrar for our common stock.

Listing

        We intend to apply to list our common stock on the New York Stock Exchange, subject to official notice of issuance, under the symbol "    ".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares or the availability of shares for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity-related securities at a time and price that we deem appropriate.

        Upon completion of this offering,        shares of our common stock will be outstanding. Of these shares, the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our "affiliates", as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

        If permitted under our current and future agreements governing our debt, such as our new credit facilities and the Reddy Holdings indenture, we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions, investments or other transactions.

Lock-Up Agreements

        In connection with this offering and the related transactions, we, our executive officers, directors, and the selling shareholders have, subject to certain exceptions, agreed with the underwriters not to dispose of or hedge any of our shares of common stock during the 180-day period following the date of this prospectus. See "Underwriting—No Sales of Similar Securities" for a further discussion of the lock-up agreements.

Shareholders Agreement

        Our existing equity investors will have registration rights for their shares of common stock for resale in some circumstances. See "Certain Relationships and Related Transactions—Shareholders Agreement".

Stock Options

        Options to purchase up to an aggregate of approximately            shares of our common stock will be outstanding as of the closing of this offering. Of these options, approximately            will have vested at or prior to the closing of this offering and approximately            are unvested.

        Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options issuable under the 2003 Stock Option Plan. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

Rule 144

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

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  1.0% of the then-outstanding shares of common stock or        shares; and

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  the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which the notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

        Following the lock-up period, we estimate that approximately        shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax (and, in the case of non-U.S. holders, estate tax) considerations with respect to the ownership and disposition of our common stock by U.S. holders (as defined below) and non-U.S. holders (as defined below) as of the date hereof. This summary deals only with holders that hold our common stock as a capital asset.

        For purposes of this summary, a "U.S. holder" means a beneficial owner of our common stock that is any of the following for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Except as otherwise provided in the discussion of estate tax, "non-U.S. holder" is a beneficial owner that is a nonresident alien individual or a corporation, trust or estate that is not a U.S. holder for U.S. federal income tax purposes.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal tax considerations different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        This summary does not represent a detailed description of the U.S. federal tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal tax consequences to you if you are subject to special treatment under U.S. federal tax laws (including if you are a dealer in securities or currency trader in securities that uses a mark-to-market method of accounting for securities holdings, financial institution, tax-exempt entity, partnership or other pass-through entity or investor in such entity, insurance company, person holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, person owning 10 percent or more of our voting stock, person subject to alternative minimum tax, U.S. holder whose functional currency is not the U.S. dollar, U.S. expatriate, "controlled foreign corporation" or "passive foreign investment company"), and it generally does not address any U.S. taxes other than the federal income tax.

        If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

        The following discussion of the material U.S. federal income tax consequences of the ownership of our common stock is for general information only and is not tax advice. If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income, estate and gift tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

U.S. Holders

  Dividends

        The gross amount of dividends paid to U.S. holders of common stock will be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder on the day actually or constructively received by the U.S. holder. Under current legislation, which is scheduled to "sunset" at the end of 2008, dividend income will generally be taxed to individual U.S. holders at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Dividends received after 2008 will be taxable at ordinary rates. Corporate U.S. holders may be entitled to a dividends received deduction with respect to distributions treated as dividend income for U.S. federal income tax purposes, subject to numerous limitations and requirements.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares of common stock to the extent thereof (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the holder on a subsequent disposition of our common stock), and the balance in excess of the adjusted basis will be taxed as capital gain (short-term or long-term, as applicable) recognized on a sale or exchange.

  Gain on Disposition of Common Stock

        A U.S. holder will recognize taxable gain or loss on any sale or exchange of shares of our common stock in an amount equal to the difference between the amount realized and the U.S. holder's basis in such shares of common stock. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitation.

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends paid on our common stock and to the proceeds received on the sale, exchange or other disposition (including a redemption) of common stock by a U.S. holder other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability provided that the required information is timely furnished to the Internal Revenue Service, or IRS.

Non-U.S. Holders

  Dividends

        Dividends paid to a non-U.S. holder of our common stock, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles, generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements (including the provision of a properly executed Form W-8ECI (or successor form)) must be complied with in order for effectively connected dividends to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who is entitled to and wishes to claim the benefits of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (i) complete IRS Form W-8BEN (or successor form) and make certain certifications, under penalty of perjury, to establish its status as a non-U.S. person and its entitlement to treaty benefits or (ii) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

  Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder (in which case, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply); (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources); or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        We believe we currently are not, and do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. If our current view is incorrect, or if we become a U.S. real property holding corporation in the future, and our common stock is regularly traded on an established securities market, a non-U.S. holder who (actually or constructively (applying certain ownership attribution rules)) holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of the common stock would be subject to U.S. federal income tax on a disposition of the common stock but other non-U.S. holders generally would not be. If the common stock is not so traded, all non-U.S. holders would be subject to U.S. federal income tax on disposition of the common stock.

  Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale (including a redemption) of our common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to information reporting and, depending upon the circumstances, backup withholding unless the beneficial owner certifies under penalties of perjury that it is not a United States person or the holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

  Federal Estate Tax

        Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

        We and the selling shareholders intend to offer the shares through the underwriters. Subject to the terms and conditions in an underwriting agreement among us, the selling shareholders and Bear, Stearns & Co. Inc., Lehman Brothers Inc., Credit Suisse First Boston LLC, Goldman, Sachs & Co. and CIBC World Markets Corp., we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
Credit Suisse First Boston LLC
Goldman, Sachs & Co.
CIBC World Markets Corp.

Total

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        Affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp., selling shareholders in this offering, purchased their securities in the ordinary course of their business. At the time of purchase of their securities, those entities had no agreements or understandings, directly or indirectly, with any person to distribute those securities.

Commissions and Discounts

        The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $        per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase up to        additional shares to cover over-allotments.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Reddy Ice Holdings, Inc.	$	$	$
Proceeds to the selling shareholders	$	$	$

        The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $     million and are payable by us.

Over-Allotment Option

        The selling shareholders have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to             additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

Directed Share Program

        The underwriters have reserved for sale, at the initial public offering price, up to five percent of the shares of our common stock being offered for sale in this offering for our employees and their families and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

United Kingdom and The Netherlands

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulation 1995,

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us,

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom, and

  •
  the offer in the Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

No Sales of Similar Securities

        We, each of our executive officers, directors, each holder of more than 5% of our common stock and the selling shareholders, subject to certain exceptions, have agreed with the underwriters not to dispose of or hedge any of our shares of common stock for 180 days after the date of this prospectus without first obtaining the written consent of one or more of the underwriters. See "Shares Eligible for Future Sale—Lock-Up Agreements".

Quotation on the New York Stock Exchange

        We intend to apply to list our common stock on the New York Stock Exchange under the symbol "    ".

Price Stabilization, Short Positions

        Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

        If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the option to purchase up to        additional shares to cover over-allotments described above. The underwriters may also sell shares in excess of the option to purchase up to         additional shares to cover over-allotments, creating a naked short position. A naked short position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that we or they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

        Prior to this offering, entities affiliated with BSMB, an affiliate of Bear, Stearns & Co. Inc., owned approximately 49% of our outstanding common stock, and entities affiliated with Trimaran owned approximately 49% of our common stock. Affiliates of CIBC World Markets Corp. have direct ownership interests in certain of the entities affiliated with Trimaran. Following this offering and assuming full exercise of the option to purchase up to        additional shares to cover over-allotments by the underwriters, entities affiliated with BSMB will own approximately      % of our then outstanding common stock and the entities affiliated with Trimaran will own approximately      % of our then outstanding common stock.

        On July 31, 2003 Reddy Group issued in a private placement $152.0 million aggregate principal amount of 8 7/8% senior subordinated notes due 2011, for which Credit Suisse First Boston LLC, Bear, Stearns & Co. Inc. and CIBC World Markets Corp., three of the underwriters in this offering, were the initial purchasers and received customary fees with respect thereto. Certain of the underwriters in this offering or their affiliates may hold positions in the Reddy Group notes, for which we intend to conduct a tender offer in connection with this offering. If those parties tender their notes in the tender offer, their Reddy Group notes will be repurchased with a portion of the proceeds of this offering.

        On October 27, 2004 we issued in a private placement $151.0 million aggregate principal amount at maturity of 10 1/2% senior discount notes due 2012, for which Credit Suisse First Boston LLC, Bear, Stearns & Co. Inc. and CIBC World Markets Corp., three of the underwriters in this offering, were the initial purchasers and received customary fees with respect thereto. We used the proceeds of that issuance, together with an approximately $28.6 million dividend to us from Reddy Group, to redeem all of our then existing series A preferred stock, which was held entirely by our common shareholders, including entities affiliated with BSMB and Trimaran, in the amount of approximately $99.2 million (including approximately $48.7 million to entities affiliated with BSMB and approximately $48.7 million to entities affiliated with Trimaran), to pay approximately $15.1 million of accumulated dividends on such preferred stock (including approximately $7.4 million to entities affiliated with BSMB and approximately $7.4 million to entities affiliated with Trimaran), and to pay a dividend of approximately $10.5 million to our common shareholders (including approximately $5.2 million to entities affiliated with BSMB and approximately $5.2 million to entities affiliated with Trimaran). See "Certain Relationships and Related Transactions—Certain Transactions Relating to the Issuance of Reddy Holdings' 10 1/2% Senior Discount Notes".

        On August 15, 2003, Reddy Group entered into credit facilities with a syndicate of lenders including affiliates of Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC and CIBC World Markets Corp., three of the underwriters in this offering. On October 22, 2004, we amended these credit facilities to increase their size and paid the lenders customary fees in connection therewith. In connection with this offering, we intend to repay in full our existing credit facilities and enter into new credit facilities with affiliates of underwriters in this offering.

  Monitoring and Management Services Agreement

        We, Trimaran and an entity affiliated with BSMB are party to a Monitoring and Management Services Agreement, pursuant to which general advisory and management services are to be provided to us with respect to financial and operating matters. The agreement is more fully described above under "Certain Relationships and Related Transactions—Agreements with Certain of Our Existing Equity Investors—Monitoring and Management Services Agreement." Under this agreement, at the closing of the merger we paid a transaction fee to Trimaran and an entity affiliated with BSMB equal to $7.5 million in connection with services rendered in connection with the merger. Under the agreement, we also paid each of Trimaran and an entity affiliated with BSMB $31,929 on August 15, 2003, $62,500 on November 12, 2003, $62,500 on January 9, 2004, $62,500 on April 14, 2004, $112,267 on July 30, 2004, $62,732 on October 8, 2004, and $96,508 on January 14, 2005. Upon consummation of this offering, we intend to terminate the agreement and make payments to each of Trimaran and an entity affiliated with BSMB of $2.0 million.

  Shareholders Agreement

        We, entities affiliated with BSMB, entities affiliated with Trimaran, and our other shareholders are party to a shareholders agreement, more fully described under "Certain Relationships and Related Transactions—Certain Agreements Relating to the Merger—Shareholders Agreement," pursuant to which our shareholders have agreed, among other things, to elect a 10-person board of directors, three of whom are designated by entities affiliated with BSMB and three of whom are designated by entities affiliated with Trimaran. This provision of the shareholders agreement will terminate upon completion of this offering.

Qualified Independent Underwriter

        Bear, Stearns & Co. Inc. and CIBC World Markets Corp. are members of the National Association of Securities Dealers, Inc., or "NASD". Under Rule 2720 of the NASD Conduct Rules, we are considered an affiliate of Bear, Stearns & Co. Inc. since the parent company of this entity beneficially owns through its affiliate, BSMB, 49% of our common stock outstanding as of the date of this prospectus. Certain affiliates of CIBC World Markets Corp. are participants in the Trimaran investment program. Trimaran beneficially owns 49% of our common stock outstanding as of the date of this prospectus. In addition, affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp. are selling stockholders and collectively will receive more than 10% of the net proceeds from the sale of common stock in this offering. Under Rule 2720, when an NASD member participates in the underwriting of an affiliate's equity securities, the public offering price per share can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. Lehman Brothers Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of our common stock will be no higher than the price recommended by Lehman Brothers Inc., which will not receive any additional compensation in connection with its acting as a qualified independent underwriter.

Pricing of This Offering

        Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for our shares of common stock was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives of the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

Electronic Prospectus

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in the offering and one or more of the underwriters participating in the offering may distribute prospectuses electronically. The lead managers may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

        By purchasing our common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchase is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under "Resale Restrictions".

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages or, while still the owner of the shares, for rescission against us and the selling shareholders in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser, and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied on. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

VALIDITY OF THE COMMON STOCK

        The validity of the shares of common stock being offered will be passed upon for us by Cahill Gordon & Reindel LLP. Certain legal matters in connection with the issuance of the shares of common stock offered hereby will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York. An investment vehicle comprised of select partners of Cahill Gordon & Reindel LLP owns interests representing less than one-tenth of 1% of the capital commitments of Funds controlled by Trimaran Fund Management, L.L.C.

EXPERTS

        The consolidated financial statements of (i) Reddy Ice Holdings, Inc. and subsidiary (the "Successor") as of December 31, 2003 and for the period from May 8, 2003 (date of inception) to December 31, 2003, and (ii) Packaged Ice, Inc. and subsidiaries (the "Predecessor"), a wholly owned subsidiary of the Successor, as of December 31, 2002 and for the period from January 1, 2003 to August 14, 2003, and the years ended December 31, 2002 and 2001, included in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph related to the acquisition of the Predecessor and the related accounting in accordance with SFAS No. 141, "Business Combinations," and the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets," on January 1, 2002), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC regarding this offering of our common stock. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made.

        We currently file annual, quarterly and current reports and other information with the SEC to comply with the covenants under the Reddy Group indenture. As a result of this offering of our common stock, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file annual, quarterly and current reports with the SEC. The reports and other information can be inspected and copied at the public reference facilities that the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549 or at their facilities in New York and Chicago. Please call the SEC at (800) 732-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC.

        OUR REPORTS AND OTHER INFORMATION THAT WE HAVE FILED, OR MAY, IN THE FUTURE FILE, WITH THE SEC ARE NOT INCORPORATED INTO AND DO NOT CONSTITUTE PART OF THIS PROSPECTUS. You may also request a copy of our filings at no cost, by writing or telephoning our Secretary at Reddy Ice Holdings, Inc., 8750 North Central Expressway, Suite 1800, Dallas, Texas 75231; Telephone (214) 526-6740.

INDEX TO FINANCIAL STATEMENTS

Page
Reddy Ice Holdings, Inc. and Subsidiary
Financial Statements
Report of Independent Registered Public Accounting Firm for Reddy Ice Holdings, Inc.	F-2
Consolidated Balance Sheets as of December 31, 2002 (Predecessor) and December 31, 2003 (Successor)	F-3

Consolidated Statements of Operations for the Years ended December 31, 2001 and 2002 (Predecessor), for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor) and for the period from January 1, 2003 to August 14, 2003 (Predecessor)	F-4

Condensed Consolidated Statements of Shareholders' Equity (Deficit) for the Years ended December 31, 2001 and 2002 (Predecessor), for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor) and for the period from January 1, 2003 to August 14, 2003 (Predecessor)	F-5

Consolidated Statements of Cash Flows for the Years ended December 31, 2001 and 2002 (Predecessor), for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor) and for the period from January 1, 2003 to August 14, 2003 (Predecessor)	F-7

Notes to Financial Statements for the Years ended December 31, 2001 and 2002 (Predecessor), for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor) and for the period from January 1, 2003 to August 14, 2003 (Predecessor)	F-8
Condensed Consolidated Balance Sheets as of September 30, 2004 (Successor) (unaudited) and December 31, 2003 (Successor)	F-28

Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2004 (Successor), the three months ended September 30, 2003 (Successor) and the period from May 8, 2003 (Date of Inception) to September 30, 2003 (Successor), the period from July 1, 2003 to August 14, 2003 (Predecessor) and the period from January 1, 2003 to August 14, 2003 (Predecessor) (each unaudited)	F-29
Condensed Consolidated Statement of Shareholders' Equity as of September 30, 2004 (Successor) (unaudited)	F-30

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 (Successor), the period from May 8, 2003 through September 30, 2003 (Successor) and the period from January 1, 2003 to August 14, 2003 (Predecessor) (each unaudited)	F-31
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Reddy Ice Holdings, Inc:

        We have audited the accompanying consolidated balance sheet of Reddy Ice Holdings, Inc. and subsidiary (the "Successor") as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from May 8, 2003 (date of inception) to December 31, 2003. We have also audited the consolidated balance sheet of Packaged Ice, Inc. and subsidiaries (the "Predecessor"), a wholly owned subsidiary of the Successor, as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the period from January 1, 2003 to August 14, 2003, and the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Successor's and Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Successor as of December 31, 2003, and the results of its operations and its cash flows for the period from May 8, 2003 (date of inception) to December 31, 2003, and the financial position of the Predecessor as of December 31, 2002, and the results of its operations and its cash flows for the period from January 1, 2003 to August 14, 2003, and the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the Successor acquired the Predecessor on August 15, 2003 in a transaction accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations". Accordingly, the assets acquired and liabilities assumed were recorded at fair value on that date by the Successor and are not comparable with those of the Predecessor. In addition, as discussed in Note 2 to the consolidated financial statements, the Predecessor changed its method of accounting for goodwill and other intangible assets on January 1, 2002, to conform with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

/s/ Deloitte & Touche LLP
Houston, Texas
March 22, 2004

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	Successor	Predecessor
	December 31,
	2003	2002
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,801	$6,500
Accounts receivable, net	18,032	15,025
Inventories	7,846	7,244
Prepaid expenses	1,952	2,285
Assets held for sale	790	1,450

Total current assets	41,421	32,504
PROPERTY AND EQUIPMENT, net	233,440	164,842
GOODWILL AND OTHER INTANGIBLES, net	339,465	150,217
OTHER ASSETS	10	10

TOTAL	$614,336	$347,573

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Current portion of long-term obligations	$1,859	$67
Line of credit	—	—
Accounts payable	11,237	10,032
Accrued expenses	20,674	28,484

Total current liabilities	33,770	38,583
LONG-TERM OBLIGATIONS	329,088	305,147
DEFERRED TAX LIABILITIES, net	60,160	—
COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
MANDATORILY REDEEMABLE PREFERRED STOCK:
10% Exchangeable—403,181 shares issued and outstanding at December 31, 2002; liquidation preference of $100 per share	—	40,992
SHAREHOLDERS' EQUITY (DEFICIT):
Preferred Stock, 12% Cumulative, Series A, $0.01 par value—100,000 shares authorized, 99,050 shares issued and outstanding at December 31, 2003	1	—
Common stock:
$0.01 par value; 300,000 shares authorized; 99,050 shares issued and outstanding at December 31, 2003	1	—
$0.01 par value; 50,000,000 shares authorized; 20,655,535 shares issued at December 31, 2002	—	207
Additional paid-in capital	193,568	115,356
Less: 298,231 shares of treasury stock, at cost	—	(1,491)
Unearned compensation	(437)	(244)
Accumulated deficit	(2,713)	(149,672)
Accumulated other comprehensive income (loss)	898	(1,305)

Total shareholders' equity (deficit)	191,318	(37,149)
TOTAL	$614,336	$347,573

See notes to consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor
	May 8, 2003 (Date of Inception) to December 31, 2003		Year Ended December 31,
		January 1 to August 14, 2003
			2002	2001
	(in thousands, except per share data)
Revenues	$86,919	$151,269	$235,660	$244,247
Cost of sales	52,732	91,642	144,852	156,434

Gross profit	34,187	59,627	90,808	87,813
Operating expenses	13,430	18,598	33,739	37,372
Depreciation and amortization expense	7,616	14,528	24,704	33,816
Loss (gain) on disposition of assets	—	(11)	4,345	(49)
Impairment of assets	—	—	7,363	—

Income from operations	13,141	26,512	20,657	16,674
Other income, net	—	116	161	19
Gain on extinguishment of debt	—	—	2,494	—
Interest expense	(10,370)	(21,063)	(34,870)	(36,686)

Income (loss) before taxes	2,771	5,565	(11,558)	(19,993)
Income tax expense	1,053	—	—	—

Net income (loss) before cumulative effect of change in accounting principle	1,718	5,565	(11,558)	(19,993)
Cumulative effect of change in accounting principle	—	—	(73,230)	—

Net income (loss) before preferred dividends	1,718	5,565	(84,788)	(19,993)
Preferred dividends	(4,431)	(2,566)	(3,810)	(3,458)

Net income (loss) available to common shareholders	$(2,713)	$2,999	$(88,598)	$(23,451)

Basic net income (loss) per share:
Net income (loss) available to common shareholders before cumulative effect of change in accounting principle	$(47.60)	$0.15	$(0.76)	$1.19
Cumulative effect of change in accounting principle	—	—	(3.64)	—

Net income (loss) available to common shareholders	$(47.60)	$0.15	$(4.40)	$1.19

Weighted average common shares outstanding:	57	20,159	20,157	19,756

Diluted net income (loss) per share:
Net income (loss) available to common shareholders before cumulative effect of change in accounting principle	$(47.60)	$0.14	$(0.76)	$1.19
Cumulative effect of change in accounting principle	—	—	(3.64)	—

Net income (loss) available to common shareholders	$(47.60)	$0.14	$(4.40)	$1.19

Weighted average shares	57	20,808	20,157	19,756

See notes to consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Predecessor for the Period from January 1, 2003 to August 14, 2003 and the Years Ended December 31, 2002 and 2001:

	Number of Shares		Par Value
										Accumulated Other Comprehensive Income
	Preferred Stock	Common Stock	Preferred Stock	Common Stock	Additional Paid-In Capital	Stock Subscription Receivable	Treasury Stock	Unearned Compensation	Accumulated Deficit		Total
	(in thousands)
Balance at December 31, 2000	—	19,692	$—	$197	$121,554	$—	$(1,491)	$—	$(44,891)	$—	$75,369
Issuance of common stock in connection with the 2000 Employee Stock Purchase Plan	—	416	—	4	582	—	—	—	—	—	586
Conversion of warrants	—	231	—	2	(2)	—	—	—	—	—	—
Exercise of employee stock options	—	100	—	1	159	—	—	—	—	—	160
Dividends accumulated on 10% exchangeable preferred stock	—	—	—	—	(3,458)	—	—	—	—	—	(3,458)
Fair value of employee stock options vested	—	—	—	—	75	—	—	—	—	—	75
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(19,993)	—	(19,993)
Initial recognition of derivative liability	—	—	—	—	—	—	—	—	—	(1,653)	(1,653)
Change in fair value of derivative liability	—	—	—	—	—	—	—	—	—	(2,246)	(2,246)
Realized loss on interest rate swap	—	—	—	—	—	—	—	—	—	3,637	3,637

Total comprehensive loss											(20,255)
Balance at December 31, 2001	—	20,439	—	204	118,910	—	(1,491)	—	(64,884)	(262)	52,477

Issuance of common stock in connection with the 2000 Employee Stock Purchase Plan	—	17	—	1	14	—	—	—	—	—	15
Dividends accumulated on 10% exchangeable preferred stock	—	—	—	—	(3,810)	—	—	—	—	—	(3,810)
Grant of restricted stock	—	200	—	2	242	—	—	(244)	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(84,788)	—	(84,788)
Change in fair value of derivative liability	—	—	—	—	—	—	—	—	—	(1,043)	(1,043)

Total comprehensive loss											(85,831)
Balance at December 31, 2002	—	20,656	—	207	115,356	—	(1,491)	(244)	(149,672)	(1,305)	(37,149)
Exercise of employee stock options	—	10	—	—	19	—	—	—	—	—	19
Dividends accumulated on 10% exchangeable preferred stock	—	—	—	—	(2,566)	—	—	—	—	—	(2,566)
Cancellation of restricted stock	—	(200)	—	(2)	(242)	—	—	244	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	5,565	—	5,565
Change in fair value of derivative liability	—	—	—	—	—	—	—	—	—	1,579	1,579
Total comprehensive loss											7,144
Balance at August 14, 2003	—	20,466	$—	$205	$112,567	$—	$(1,491)	$—	$(144,107)	$274	$(32,552)

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (Continued)

Successor for the Period from May 8, 2003 (Date of Inception) to December 31, 2003:

	Number of Shares		Par Value
										Accumulated Other Comprehensive Income
	Preferred Stock	Common Stock	Preferred Stock	Common Stock	Additional Paid-In Capital	Stock Subscription Receivable	Treasury Stock	Unearned Compensation	Accumulated Deficit		Total
	(in thousands)
Balance at May 8, 2003 (Date of Inception)	—	—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock	—	98	—	1	98,799	(1,203)	—	—	—	—	97,597
Issuance of preferred stock	98	—	1	—	98,799	(1,203)	—	—	—	—	97,597
Grant of restricted preferred and common stock	1	1	—	—	500	—	—	(500)	—	—	—
Satisfaction of stock subscription receivable	—	—	—	—	—	2,406	—	—	—	—	2,406
Distributions to shareholders	—	—	—	—	(8,961)	—	—	—	—	—	(8,961)
Dividends on 12% cumulative preferred stock	—	—	—	—	4,431	—	—	—	(4,431)	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—	63	—	—	63
Comprehensive loss:
Net income	—	—	—	—	—	—	—	—	1,718	—	1,718
Change in fair value of derivative liability	—	—	—	—	—	—	—	—	—	898	898
Total comprehensive income											2,616
Balance at December 31, 2003	99	99	$1	$1	$193,568	$—	$—	$(437)	$(2,713)	$898	$191,318

See notes to condensed consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	May 8, 2003 (Date of Inception) to December 31, 2003		Year Ended December 31,
		January 1 to August 14, 2003
			2002	2001
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$1,718	$5,565	$(84,788)	$(19,993)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	7,616	14,528	24,704	33,816
Amortization of debt issue costs and debt discount	882	23	39	40
Deferred tax expense	1,053	—	—	—
Loss (gain) on disposition of assets	—	(11)	4,345	(49)
Amortization of unearned compensation	63	—	—	—
Gain on extinguishment of debt	—	—	(2,494)	—
Impairment of assets	—	—	7,363	3,637
Fair value of employee stock options vested	—	—	—	75
Cumulative effect of change in accounting principle	—	—	73,230	—
Changes in assets and liabilities, net of the effects of acquisitions:
Restricted cash	—	—	6,700	(6,700)
Accounts receivable, inventory and prepaid assets	19,064	(18,815)	5,110	4,057
Accounts payable and accrued expenses	(304)	(6,136)	(1,519)	4,270

Net cash provided by (used in) operating activities	30,092	(4,846)	32,690	19,153

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(13,721)	(7,848)	(14,403)	(16,510)
Proceeds from dispositions of assets	311	1,236	3,378	10,968
Acquisition of Packaged Ice, Inc., net of cash acquired	(124,720)	—	—	—
Cost of acquisitions	(67,998)	—	—	(500)
Increase in other non-current assets	—	—	(570)	(1,560)

Net cash used in investing activities	(206,128)	(6,612)	(11,595)	(7,602)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of Packaged Ice, Inc. stock options	—	19	—	—
Proceeds from the issuance of common and preferred stock	197,600	—	15	746
Distributions to shareholders	(8,961)	—	—	—
Proceeds from the issuance of debt	330,931	—	—	—
Deferred debt costs	(13,553)	—	—	—
Borrowings (repayments) under the line of credit, net	(11,691)	11,691	(12,305)	(2,860)
Repayment of debt	(305,489)	(45)	(12,518)	(251)

Net cash provided by (used in) financing activities	188,837	11,664	(24,808)	(2,365)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,801	206	(3,713)	9,186
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	6,500	10,213	1,027

CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,801	$6,706	$6,500	$10,213

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest	$4,469	$31,164	$34,668	$32,909

Borrowings under the line of credit	$—	$151,185	$194,563	$260,043

Repayments under the line of credit	$(11,691)	$(139,494)	$(206,868)	$(262,903)

Change in fair value of derivative liability	$(898)	$(1,579)	$1,043	$2,246

Grant of restricted stock	$500	$—	$—	$—

Initial recognition of derivative liability	$—	$—	$—	$1,653

See notes to consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS

for the Years Ended December 31, 2001 and 2002 (Predecessor),

for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor)

and for the period from January 1, 2003 to August 14, 2003 (Predecessor)

1.    ORGANIZATION

        Reddy Ice Holdings, Inc., a Delaware corporation (the "Parent"), and its wholly owned subsidiary, Cube Acquisition Corp. ("Cube"), a Texas corporation, were formed on behalf of Trimaran Fund Management LLC ("Trimaran") and Bear Stearns Merchant Banking ("Bear Stearns") on May 8, 2003 for the purpose of acquiring Packaged Ice, Inc. ("Packaged Ice") and effecting certain capital transactions in connection with such acquisition. On August 15, 2003, Cube merged with and into Packaged Ice, with Packaged Ice being the surviving corporation. As a result of the merger, Packaged Ice was delisted from the American Stock Exchange. The Parent and Cube conducted no operations during the period from May 8, 2003 through August 14, 2003. In connection with the merger, Packaged Ice was renamed Reddy Ice Group, Inc. ("Reddy Group"). The Parent and its wholly owned subsidiary Reddy Group are referred to collectively herein as the "Company" or "Successor". Packaged Ice prior to the merger on August 15, 2003 is referred to as the "Predecessor". As a result of purchase accounting, the Predecessor balances and amounts presented in these consolidated financial statements and footnotes may not be comparable to the Successor balances and amounts.

        The Company manufactures and distributes packaged ice products and bottled water and owns and operates refrigerated warehouses. The Company is the largest manufacturer of packaged ice products in the United States. The Company serves approximately 82,000 customer locations in 32 states and the District of Columbia.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation.    The consolidated financial statements include the accounts of Reddy Ice Holdings, Inc. and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

        Cash and Cash Equivalents.    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

        Accounts Receivable.    Accounts receivable are net of allowances for doubtful accounts of $0.1 million at December 31, 2003. As of December 31, 2002, the Predecessor's allowance for doubtful accounts was $0.5 million. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments on their accounts. The estimated losses are based on past experience with similar accounts receivable. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

	Successor	Predecessor
	May 8, 2003 (Date of Inception) to December 31, 2003		Year Ended December 31,
		January 1 to August 14, 2003
			2002	2001
	(in thousands)
Beginning balance	$—	$495	$1,025	$473
Charges to expense(1)	222	115	484	1,058
Other(2)	(108)	(288)	(1,014)	(506)

Ending balance	$114	$322	$495	$1,025

(1)
Includes approximately $0.5 million related to the sale the Company's California operations in the year ended December 31, 2001.

(2)
Other activity includes direct write-offs of accounts receivable and other adjustments. During the year end December 31, 2002, such amounts included approximately $0.5 million related to the sale of the Company's California operations in 2001.

        Inventories.    Inventories consist of raw materials and supplies and finished goods. Raw materials and supplies include ice packaging material, spare parts, bottled water supplies and merchandiser parts. Finished goods include packaged ice and bottled water. Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out and average cost methods.

        Property and equipment.    Property and equipment is carried at cost and is being depreciated on a straight-line basis over estimated lives of 2 to 36 years. Maintenance and repairs are charged to expense as incurred, while capital improvements that extend the useful lives of the underlying assets are capitalized.

        Goodwill and Other Intangibles.    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company does not amortize its goodwill and certain intangible assets with an indefinite life. Other intangible assets include the following that are amortized over their useful lives:

Intangible Assets	Useful Life
Goodwill	Indefinite life
Trade name	Indefinite life
Customer relationships	Straight line method over economic lives of 15 to 30 years
Debt issue costs	Interest method over the terms of the debt

        Impairment of Long-Lived Assets.    In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of recoverability of long-lived assets and certain other identifiable intangible assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset or its disposition. Measurement of an impairment loss for long-lived assets and other intangible assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or net realizable value.

        In accordance with SFAS No. 142, goodwill is evaluated using a market valuation approach, based on the valuations of comparable businesses. The Company evaluates goodwill at each fiscal year end or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

        Income Taxes.    The Company accounts for income taxes under the liability method, which requires, among other things, recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and the recognition of available tax carryforwards.

        Revenue Recognition.    Revenue is recognized when product (packaged ice, ice packaging bags, and bottled water) is delivered to and accepted by customers. There is no right of return with respect to the packaged ice, bags delivered and bottled water. Revenue resulting from Ice Factory management agreements and cold storage services is recognized as earned under contract terms.

        Fair Values of Financial Instruments.    The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt obligations and an interest rate swap agreement. The carrying amount of cash, cash equivalents, trade accounts receivable and trade accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. See Note 8 regarding the fair value of the Company's debt obligations and interest rate swap agreement.

        Interest Rate Swap Agreement.    The differential to be paid or received on the interest rate swap agreement is accrued as interest rates change and is recognized over the life of the agreement as an increase or decrease in interest expense. The Company does not use this instrument for trading purposes. The Company has entered into this swap arrangement for the purpose of hedging its anticipated cash payments for interest associated with its variable rate debt.

        Stock Options.    At December 31, 2003, the Company had one stock-based employee compensation plan, the Reddy Ice Holdings, Inc. 2003 Stock Option Plan (the "Stock Option Plan"), under which stock options are granted from time to time. See Note 11 for further information regarding the Stock Option Plan. All of Packaged Ice's stock-based compensation plans were terminated and all in-the-money options were paid out in cash in connection with the merger on August 15, 2003 (see Notes 1 and 3).

        The Company accounts for the Stock Option Plan under the intrinsic value method proscribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in the net loss available to common shareholders for the period from May 8, 2003 (Date of Inception) to December 31, 2003, as all stock options granted under the Plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on the net income of the Company had it applied the fair value recognition provisions of stock-based compensation as described in SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure".

Successor
Period from May 8, 2003 (Date of Inception) to December 31, 2003
(in thousands)
Net loss available to common shareholders, as reported	$(2,713)
Less: Total stock-based compensation expense determined under fair value based methods for all awards	(27)

Pro forma net loss available to common shareholders	$(2,740)

        Use of Estimates.    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        New Accounting Pronouncements.    On January 1, 2002, Packaged Ice adopted SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. Adoption of this statement resulted in a charge to net income of $73.2 million (net of $0 tax). The allocation of the charge to the Packaged Ice's ice and non-ice segments was $70.1 million and $3.1 million, respectively.

        On January 1, 2002, Packaged Ice adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting requirements for the impairment and disposal of long-lived assets. In November 2002, the Board of Directors approved a plan to sell certain fixed assets within the following twelve months. At December 31, 2003 and 2002, these assets were classified as "Assets Held for Sale" in the balance sheet and were reported at their fair value in accordance with SFAS No. 144. A non-cash charge of $3.3 million was recognized in the year ended December 31, 2002 to reduce the carrying value of the assets to their fair value. Such charge is included in "Impairment of Assets" in the statement of operations.

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145, among other things, amends SFAS No. 4 and SFAS No. 64 to require that gains and losses from the extinguishment of debt generally be classified within continuing operations. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002 and early application is encouraged. Packaged Ice adopted SFAS No. 145 upon issuance and as a result, has reflected gains on the extinguishment of debt within continuing operations.

3.    ACQUISITIONS

        On August 15, 2003, Cube merged with and into Packaged Ice, with Packaged Ice being the surviving corporation. Concurrent with the closing of the merger, Packaged Ice was named Reddy Ice Group, Inc. The merger was consummated pursuant to the Agreement and Plan of Merger, dated as of May 12, 2003, by and among the Parent, Cube and Packaged Ice. Subsequent to the merger, all of the Company's operations were conducted through Reddy Group.

        The merger has been accounted for as a purchase by Cube of Packaged Ice in accordance with Statement of Financial Accounting Standard No.141, "Business Combinations". Total cash consideration was $461.0 million, including $113.0 million for common and preferred securities, $316.7 million for assumption of debt and revolving loans, $12.8 million for debt issue costs and $18.5 million in direct merger costs. The total purchase price was allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing date using valuations and other studies. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (dollars in millions):

Total assets acquired	$211.6
Total liabilities assumed	391.7

Net liabilities assumed	$180.1

        The excess of the aggregate purchase price over the liabilities assumed of $280.9 million was allocated to property and equipment ($42.8 million), goodwill and other intangible assets ($289.0 million), assets held for sale ($0.2 million) and net deferred tax liabilities ($51.1 million). Other intangibles identified include customer lists, which are being amortized over useful lives of 15 to 30 years, and a trade name.

        The merger was financed through:

  •
  Gross proceeds of $150.9 million from the sale of 8 7/8% senior subordinated notes (face value of $152.0 million, see Note 8);

  •
  A $135.0 million term loan borrowed under Reddy Group's senior secured credit facility (see Note 8);

  •
  Cash contributions to Cube by the Parent and acquired cash of $6.7 million.

        The Company purchased the Service Ice division of L.D. Plante, Inc. ("Service Ice") and Triangle Ice Co., Inc. ("Triangle Ice") on October 1, 2003 and November 6, 2003, respectively. The total acquisition consideration was $68.7 million ($3.2 for Service Ice and $65.5 for Triangle Ice), which included debt issue costs of $0.7 million and direct acquisition costs of $0.6 million. The total purchase price was allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing dates using valuations and other studies. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (dollars in millions):

Total assets acquired	$14.3
Total liabilities assumed	2.2

Net liabilities assumed	$12.1

        The excess of the aggregate purchase price over the net assets acquired of $56.6 million was allocated to property and equipment ($11.9 million), goodwill and other intangible assets ($52.7 million) and deferred tax liabilities ($8.0 million). Other intangible assets were comprised of customer lists, which are being amortized over useful lives of 15 to 30 years.

        The acquisitions were financed through:

  •
  Gross proceeds of $10.0 million from the sale of 5,000 shares each of common and preferred stock of the Parent;

  •
  A $45.0 million supplemental term loan borrowed under Reddy Group's senior secured credit facility (see Note 8);

  •
  use of cash on hand of $14.5 million.

        The results of operations of Service Ice and Triangle Ice are included in the Company's consolidated results of operations from October 1, 2003 and November 1, 2003, respectively. The following unaudited pro forma information presents the Company's consolidated results of operations (i) for the period May 8, 2003 (Date of Inception) to December 31, 2003 as if the acquisitions of Service Ice and Triangle Ice had occurred on August 15, 2003, which is the date that the Company began operations through its purchase of Packaged Ice and (ii) for the twelve month period ended December 31, 2003 as if the acquisitions of Packaged Ice, Service Ice and Triangle Ice had all occurred on January 1, 2003.

	Period from May 8, 2003 (Date of Inception) to December 31, 2003	Twelve Months Ended December 31, 2003
	(in thousands)
Revenues	$95,934	$267,250
Net income available to common shareholders	5,336	3,431

4.    INVENTORIES

	Successor	Predecessor
	December 31,
	2003	2002
	(in thousands)
Raw materials and supplies	$6,310	$5,538
Finished goods	1,536	1,706

Total	$7,846	$7,244

5.    PROPERTY AND EQUIPMENT

	Successor	Predecessor
	December 31,
	2003	2002
	(in thousands)
Land	$21,113	$14,954
Buildings and site improvements	65,141	58,791
Plant, equipment and machinery	152,683	182,942
Construction in progress	725	—

Total	239,662	256,687
Less: accumulated depreciation	6,222	91,845
Total property and equipment, net	$233,440	$164,842

        Depreciation expense for the Company for the period from May 8, 2003 (Date of Inception) through December 31, 2003 was $6.2 million. Depreciation expense for the Predecessor for the period from January 1 through August 14, 2003 and the years ended December 31, 2002 and 2001 was $11.6 million, $19.9 million and $20.6 million, respectively.

6.    GOODWILL AND OTHER INTANGIBLES

	Successor	Predecessor
	December 31,
	2003	2002
	(in thousands)
Goodwill	$248,929	$136,638
Customer lists	73,576	—
Debt issue costs	13,553	11,709
Trade name	5,600	27,500
Other intangibles	—	8,158
Total	341,658	184,005
Less: accumulated amortization	2,193	33,788

Total intangibles, net	$339,465	$150,217

        Goodwill was allocated to the Company's business segments as follows:

	Successor	Predecessor
	December 31,
	2003	2002
	(in thousands)
Ice products	$233,607	$123,355
Non-ice products and services	15,322	13,283

Total	$248,929	$136,638

        Amortization expense for the Company for the period from May 8, 2003 (Date of Inception) through December 31, 2003 was $1.4 million. Amortization expense for the Predecessor for the period from January 1 through August 14, 2003 and the years ended December 31, 2002 and 2001 was $2.9 million, $4.8 million and $13.2 million, respectively. Amortization expense for each of the years ending December 31, 2004, 2005, 2006, 2007 and 2008 is estimated to be $4 million.

7.    ACCRUED EXPENSES

	Successor	Predecessor
	December 31,
	2003	2002
	(in thousands)
Accrued compensation and employee benefits	$8,090	$8,995
Accrued interest	6,346	11,424
Derivative liability	2,464	4,942
Accrued property and sales taxes	1,128	1,861
Accrued utilities	1,029	907
Other	1,617	355

Total	$20,674	$28,484

8.    LINE OF CREDIT AND LONG-TERM OBLIGATIONS

        On July 17, 2003, Cube completed the sale of $152 million of 8 7/8% Senior Subordinated Notes due August 1, 2011 (the "Senior Notes") in connection with a private placement offering. The Senior Notes were priced at 99.297%, which resulted in net proceeds of $150.9 million. At the closing of the merger on August 15, 2003, Reddy Group assumed Cube's obligations under the Senior Notes and the related indenture and received the net proceeds of the offering. The net proceeds were used to consummate the merger as discussed in Note 3, which included the repayment of Packaged Ice's $255 million aggregate principal amount of 9 3/4% Senior Notes due February 1, 2005 and the outstanding balance of $61.7 million under its bank credit facility. As of December 31, 2003, the fair value of Senior notes was $161.5 million.

        Interest is payable semiannually on February 1 and August 1, commencing on February 1, 2004. In conjunction with issuance of the Senior Notes, $7.0 million of debt issuance costs were incurred. The Senior Notes are unsecured senior subordinated obligations of Reddy Group and are:

  •
  subordinated in right of payment to all of Reddy Group's existing and future senior indebtedness;

  •
  equal with any of the Reddy Group's existing and future senior subordinated indebtedness; and

  •
  senior to any other of Reddy Group's future subordinated indebtedness, if any.

        The Senior Notes include customary covenants that restrict, among other things, the ability to incur additional debt, pay dividends or make certain other restricted payments, incur liens, merge or sell all or substantially all of the assets, or enter into various transactions with affiliates. Prior to August 1, 2006, Reddy Group may redeem up to 35% of the principal amount of the notes at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in specified equity offerings.

        The 8 7/8% Senior Notes are guaranteed, fully, jointly and severally, and unconditionally, on a senior subordinated basis by the Parent and all of Reddy Group's subsidiaries (the "Subsidiary Guarantors"). There are currently no restrictions on the ability of the Subsidiary Guarantors to transfer funds to Reddy Group in the form of cash dividends, loans or advances. Condensed consolidating financial statements for the Parent and its wholly-owned subsidiary are not presented as the Parent has no significant independent assets or operations. Condensed consolidating financial statements for Reddy Group and its subsidiaries, all of which are wholly owned, are not presented as Reddy Group has no significant independent assets or operations. Reddy Group has no subsidiaries that do not guarantee the 8 7/8% Senior Notes.

        On August 15, 2003, Reddy Group entered into a $170 million senior secured credit facility, with the lenders being a syndicate of banks, financial institutions and other entities, including Credit Suisse First Boston as Administrative Agent, Canadian Imperial Bank of Commerce and Bear Stearns Corporate Lending, Inc. (the "Credit Facility"). The Credit Facility provides for a six-year term loan in the amount of $135 million (the "Original Term Loan") and a five-year revolving credit facility (the "Line of Credit") in the amount of $35 million. Proceeds of the Original Term Loan were used to consummate the merger as discussed in Note 3. On November 6, 2003, the Credit Facility was amended to provide a Supplemental Term Loan (together with the Original Term Loan, referred to as the "Term Loans") in the amount of $45 million, the proceeds of which were used to fund a portion of the Triangle Ice acquisition (see Note 3). The Supplemental Term Loan has substantially the same terms as the Original Term Loan.

        At December 31, 2003, the Company had $25.0 million of availability under the Line of Credit, net of outstanding standby letters of credit of $10.0 million. The standby letters of credit are used primarily to secure certain insurance obligations. The fair value of the Term Loans at December 31, 2003 was $181.3 million.

        Principal balances outstanding under the Credit Facility bear interest per annum, at Reddy Group's option, at the sum of the base rate plus the applicable margin or LIBOR plus the applicable margin. The base rate is defined as the greater of the prime rate (as announced from time to time by the Administrative Agent) or the federal funds rate plus 0.5%. The applicable margin varies depending on Reddy Group's leverage ratio. At December 31, 2003, the weighted average interest rate of borrowings outstanding under the Credit Facility was 4.16%. Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable upon maturity of the LIBOR loan or on the last day of the quarter if the term of the LIBOR loan exceeds 90 days. Reddy Group pays a quarterly fee on the average availability under the Line of Credit based on an annual rate of 0.5%.

        The Credit Facility requires that beginning in 2004, Reddy Group will repay all borrowings under the Line of Credit and maintain a zero outstanding balance for a period of 30 consecutive calendar days during each year. The Term Loans amortize in quarterly installments over a five-year period in an annual aggregate amount equal to 1% of the original balance, with any remaining unpaid balance to be repaid in the sixth year in equal, quarterly installments. Subject to certain conditions, mandatory repayments of the Line of Credit and Term Loans are required to be made with portions of the proceeds from (1) asset sales, (2) the issuance of debt securities (3) an initial public offering of stock of the Parent, and (4) insurance and condemnation awards. Furthermore, within 100 days after close of the each fiscal year (beginning with the close of the 2004 fiscal year), a mandatory prepayment of the Term Loans is required in an amount equal to a certain percentage of Reddy Group's annual excess cash flow, as defined in the Credit Facility. The percentage is based on Reddy Group's leverage ratio at the end of such fiscal year and ranges from 25% to 75%.

        The Credit Facility contains financial covenants which include limitations on capital expenditures and the maintenance of certain financial ratios, as defined in the Credit Facility, and is collateralized by substantially all of Reddy Group's assets and the capital stock of all of its significant subsidiaries. At December 31, 2003, Reddy Group was in compliance with these covenants.

        On November 28, 2000, Packaged Ice entered into an interest rate collar agreement (the "Collar Agreement"). If the Index Rate (30-day LIBOR, as defined in the Collar Agreement) exceeds 7.75%, Reddy Group will receive the difference between the Index Rate and 7.75%. If the Index Rate falls below 5.75%, Reddy Group will pay the difference plus 1%. Any amounts payable or receivable are settled monthly. The Collar Agreement has a notional amount of $50 million and a term of 4 years. When Reddy Group's debt was refinanced on August 15, 2003, $0.3 million of amounts previously deferred in accumulated other comprehensive loss on the balance sheet were written off as the hedged, forecasted transaction was no longer deemed probable of occurring. The Collar Agreement was redesignated as a hedge of the new Credit Facility, with subsequent changes in fair value deferred in other comprehensive income or loss.

        If Reddy Group had been required to settle the Collar Agreement as of December 31, 2003, it would have had to pay $2.5 million plus accrued interest of $0.2 million. Reddy Group is exposed to credit risk in the event of nonperformance by the counterparty to the Collar Agreement, however it anticipates that the counterparty will fully perform its obligations under the Collar Agreement.

        At December 31, 2003 and 2002, long-term obligations consisted of the following:

	Successor	Predecessor
	December 31,
	2003	2002
	(in thousands)
8 7/8% Senior Notes	$152,000	$—
Less: unamortized debt discount on 8 7/8% senior notes	(1,013)	—
9 3/4% Senior Notes	—	255,000
Less: unamortized debt discount on 9 3/4% Senior Notes	—	(79)
Credit Facility—term loans	179,550	50,000
Other	410	293

Total long-term obligations	330,947	305,214
Less: current maturities	1,859	67

Long-term obligation, net of current maturities	$329,088	$305,147

        As of December 31, 2003, principal maturities of long-term obligations for the next five years are as follows:

(in thousands)
2004	$1,859
2005	1,867
2006	1,869
2007	1,875
2008	44,145
2009 and thereafter	279,332

Total	$330,947

9.    INCOME TAXES

        Packaged Ice incurred losses for each of the two years ended December 31, 2002 and 2001 for both financial reporting and tax return purposes. Packaged Ice and the Company incurred a loss for tax return purposes and a profit for financial reporting purposes for the period from January 1, 2003 through August 14, 2003 and the period May 8, 2003 (Date of Inception) through December 31, 2003, respectively. The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

		Predecessor
	Successor
			Year Ended December 31,
	May 8, 2003 (Date of Inception) to December 31, 2003
		January 1 to August 14, 2003
			2002	2001
	(in thousands)
Federal income tax at statutory rate	$942	$1,892	$(28,828)	$(6,798)
State income taxes, net of federal income tax benefits	91	184	(2,798)	(660)
Increase (decrease) in valuation allowance	—	(2,104)	18,347	5,367
Non-deductible goodwill	—	—	12,095	—
Non-deductible expenses and other	20	28	1,184	2,091

Total provision for income taxes	$1,053	$—	$—	$—

        The income tax expense for the period from May 8, 2003 (Date of Inception) to December 31, 2003 is composed of the following (in thousands):

Current tax expense	$—
Deferred tax expense	1,053
Total tax expense	$1,053

        Deferred tax assets and liabilities computed at the statutory rate related to temporary differences were as follows:

	Successor	Predecessor
	Year Ended December 31,
	2003	2002
	(in thousands)
Deferred Tax Liability:
Intangible assets, including goodwill, customer lists and trade names	$(32,443)	$4,394
Property and equipment	(36,686)	(17,100)

Total deferred tax liabilities	$(69,129)	$(12,706)

Deferred Tax Asset:
Other assets	$2,954	$2,999
Net operating loss carryforwards	40,896	37,985

Total deferred tax assets	$43,850	$40,984

Net deferred tax assets (liabilities)	$(25,279)	$28,278
Valuation allowance	(34,881)	(28,278)

Total deferred taxes	$(60,160)	$—

        As a result of purchase accounting applied in connection with the acquisitions of Packaged Ice and Triangle Ice, net deferred tax liabilities of $59.1 million were recorded. This amount is primarily due to basis differences related to the allocation of purchase price made to fixed assets and the recording of customer lists and trade name.

        At December 31, 2003, the Company had approximately $110 million of net operating loss ("NOL") carryforwards, $16 million and $94 million of which are attributable to the Successor and Predecessor, respectively. The NOL carryforwards expire between 2005 and 2023. There is an annual limitation on the utilization of the NOL carryforwards generated by the Predecessor due to an ownership change, as defined by Section 382 of Internal Revenue Code, as amended. Due to the uncertainty of being able to utilize the Predecessor's NOL carryforwards to reduce future taxes, a valuation allowance of $34.9 million has been provided to reduce to zero the deferred tax asset resulting from the Predecessor's NOL carryforwards. If it becomes clear in future periods the NOL carryforwards will be utilized, the valuation allowance will be removed, with an offsetting decrease to goodwill. The ability to use the NOL carryforwards generated by the Successor are not subject to the limitation imposed by Section 382 of Internal Revenue Code, as amended.

10.    CAPITAL STOCK

        Common Stock.    The Company is authorized to issue up to 300,000 shares of common stock, par value $0.01 per share. On May 12, 2003, the Company entered into an Investor Subscription Agreement with Trimaran, Bear Stearns and certain members of Packaged Ice's senior management group pursuant to which they agreed to purchase 94,050 shares of common stock for $1,000 per share. The proceeds were contributed to Cube to fund a portion of the acquisition of Packaged Ice on August 15, 2003 (see Notes 1 and 3). On November 3, 2003, the Company entered into a second Investor Subscription Agreement with Trimaran, Bear Stearns and certain members of the Company's senior management group pursuant to which they agreed to purchase an additional 5,000 shares of common stock for $1,000 per share, the proceeds of which were used to fund a portion of the acquisition of Triangle Ice (see Note 3). Holders of the Company's common stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors of the Company. Upon any liquidation or dissolution of the Company, the holders of common stock are entitled, subject to any preferential rights of the holders of preferred stock, to receive a pro rata share of all of the assets remaining available for distribution to shareholders after payment of all liabilities.

        Preferred Stock.    The Company is authorized to issue up to 200,000 shares of $0.01 par value preferred stock, consisting of 100,000 shares of Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") and 100,000 shares of preferred stock that is currently undesignated. Pursuant to the same Investor Subscription Agreements discussed above, 99,050 shares of Series A Preferred Stock were subscribed for on May 12, 2003 and November 3, 2003 and were valued at $1,000 per share. The liquidation preference per share of the Series A Preferred Stock is equal to the sum of (a) $1,000 plus (b) the amount of all accumulated but unpaid dividends on such shares. The holders of the outstanding shares of Series A Preferred Stock immediately preceding the dividend payment date shall be entitled to receive dividends, as declared by the Board of Directors, at a rate per annum equal to 12% of the liquidation amount per share. All dividends are cumulative, whether or not earned or declared, accruing on a daily basis from the issue date and shall be payable in cash quarterly in arrears on each dividend payment date commencing on November 15, 2003. If the Company does not pay the cash dividends on a quarterly basis, all unpaid dividends will be added to the liquidation amount in respect of such shares on each dividend payment date. If the Company fails to make a liquidation payment following the occurrence of a liquidation event or default, as defined in the agreement, the per annum dividend rate will be increased by 2% per annum during the continuation of any such event or default. In the event of liquidation, the holders of the Series A shares are entitled to an amount in cash equal to the liquidation amount for each share. The Company may redeem the Series A shares at its option in whole at any time or in part from time to time, subject to restrictions as defined in the agreement. Series A holders are not entitled or permitted to vote on any matter upon which the holders of common stock are required or permitted to vote upon.

        In connection with the merger and the Triangle Ice acquisition, fees of $7.6 million and $1.3 million, respectively, were paid to the holders of the Company's Series A Preferred Stock and common stock. Such amounts are reflected as immediate distributions to the equity holders of the Company and are recorded as reductions of additional paid-in capital.

11.    EMPLOYEE BENEFIT PLANS

        401(k) Plan.    The Company has a 401(k) defined contribution savings plan for the benefit of all employees who have completed one year of service and have met the eligibility requirements to participate. Employees may contribute up to the maximum amount allowed by the Internal Revenue Service, while Company contributions are made at the discretion of the Board of Directors. The Company contributed $65,836 during the period from May 8, 2003 (Date of Inception) to December 31, 2003. Contributions by the Predecessor for the period from January 1 through August 14, 2003 and the years ended December 31, 2002 and 2001 were $125,329, $204,899 and $481,582, respectively.

        2003 Stock Option Plan.    During 2003, the board of directors approved the Reddy Ice Holdings, Inc. 2003 Stock Option Plan (the "Stock Option Plan") that reserved for issuance 11,269 shares of common stock, subject to adjustment under certain circumstances. In connection with acquisition of Triangle Ice, an additional 599 shares of common stock were reserved for issuance under the Stock Option Plan. This plan provides for the granting of incentive awards in the form of stock options to directors, officers and employees of the Company or any of its subsidiaries and affiliates at the discretion of the Compensation Committee of the Board of Directors. The options issued include both time-based and performance-based options. The time-based options vest 20% per year, with the initial vesting of 20% to occur on January 1, 2004. The performance based options vest in three tranches based on achieving certain corporate performance targets. All options granted pursuant to the Stock Option Plan expire ten years after the date of grant.

        The following table indicates share and exercise price information with respect to the Stock Option Plan for the period from May 8, 2003 (Date of Inception) through December 31, 2003:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	—	$—
Granted	11,538	1,000
Exercised	—	—
Forfeited	(224)	1,000

Outstanding at end of year	11,314	$1,000

Weighted average fair value of options granted during the year		$75.43

        Options outstanding at December 31, 2003 consisted of the following:

				Exercisable Options
Exercise Prices per Share	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price Per Share
$1,000	11,314	$1,000	9.6 years	—	—

        The "Black-Scholes" method was used determine the fair value of options granted in the period from May 8, 2003 (Date of Inception) to December 31, 2003. The Black-Scholes calculations used the following weighted average assumptions:

Dividend yield	0.00%
Volatility	0.00%
Risk free interest rate	4.48%
Expected lives	10 years

12.    RELATED PARTIES

        Trimaran and Bear Stearns are party to a Monitoring and Management Services Agreement (the "Monitoring Agreement") pursuant to which they will have been engaged to provide monitoring and management services to the Company with respect to financial and operating matters. At the closing of the merger, Trimaran and Bear Stearns received a financing fee equal to $7.5 million. They will also receive an annual fee for ongoing monitoring and management services equal to $0.5 million per annum, which is subject to adjustment in certain circumstances. The Monitoring Agreement also provides that Trimaran and Bear Stearns will be reimbursed for reasonable and out-of-pocket expenses in connection with activities undertaken pursuant to the agreement.

        Trimaran and Bear Stearns will also render additional services in connection with acquisitions, divestitures and financings. In connection with these services, they will earn a fee equal to 2% of the value of any such transaction if additional equity is invested. In connection with the Triangle Ice acquisition, Trimaran and Bear Stearns received fees totaling $1.3 million. In addition, the annual monitoring and management services fee will be increased in connection with acquisitions by an amount equal to 1% of the trailing twelve-month pro forma EBITDA (as defined in the Monitoring Agreement) of acquired businesses. During the period from May 8, 2003 through December 31, 2003, Trimaran and Bear Stearns earned monitoring and management services fees of $0.2 million.

        Trimaran and Bear Stearns are affiliated with Canadian Imperial Bank of Commerce and Bear Stearns Corporate Lending, Inc., who are both lenders to the Credit Facility (see Note 8).

        The Company issued 500 shares of restricted stock valued at $500,000 to certain members of Packaged Ice's senior management on August 14, 2003. The shares vest on the third anniversary of the closing of the merger provided that the grantees are still employed by the Company. Compensation expense is being recognized through the amortization of unearned compensation over the three-year life of the grant.

        At closing of the merger, certain members of Package Ice's senior management group received a financing fee totaling $135,000. In connection with the acquisition of Triangle Ice, certain members of the Company's senior management group received a transaction fee totaling $26,000.

13.    COMMITMENTS AND CONTINGENCIES

        The Company has an agreement to purchase the bagging component of the Ice Factory from an exclusive manufacturer until a minimum of 3,600 components is purchased. Since inception of this agreement, the Company has purchased approximately 3,070 components. There were no expenditures under this agreement in 2003. Expenditures totaled $0.4 million in 2002 and $0.6 million in 2001.

        The Company has leased certain facilities and equipment. Under these and other operating leases, future minimum annual rentals at December 31, 2003 were approximately $8.6 million in 2004, $7.8 million in 2005, $6.6 million in 2006, $4.7 million in 2007, $3.0 million in 2008 and $5.1 million thereafter. Rent expense was $3.2 million in the period from May 8, 2003 (Date of Inception) through December 31, 2003, $7.5 million from January 1, 2003 through August 14, 2003, $12.3 million in 2002 and $11.9 million in 2001.

        In June 1999, Packaged Ice entered into an exclusive supply agreement with a merchandiser manufacturer (the "Supply Agreement") in which it committed to purchase 4,000 merchandisers and/or Ice Factory merchandisers and a minimum of $1.5 million of replacement parts per twelve-month period commencing June 1, 1999. Effective June 1, 2002, the Supply Agreement was amended to modify certain terms, which included extending the term of the Supply Agreement to May 31, 2012 and reducing the annual merchandiser and replacement parts commitments to 2,000 units and $0.75 million, respectively. The Company was in compliance with the amended Supply Agreement at May 31, 2003 and management believes the Company will be compliance as of May 31, 2004.

        The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. There are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred. Other than those lawsuits described below, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

        The Company is a party to a lawsuit in connection with an ammonia release at its Baton Rouge, Louisiana manufacturing facility in June 2001. The case, which is a consolidation of seven lawsuits, is titled Wallace Acey, Jr. et al vs. Reddy Ice Corporation. This lawsuit was filed August 30, 2001 in the 19th Judicial District Court, Parish of East Baton Rouge, Louisiana and has been assigned docket number 487373 Division N. There are multiple plaintiffs who have primarily alleged injuries consisting of inconvenience, watery eyes and offensive odors. The plaintiffs have not made a specific request for relief in the lawsuit. The Company maintains insurance to cover such events and its insurance carrier is contesting the suit and plans to vigorously defend against any claims.

        The Company is a party to two lawsuits filed in connection the merger. The first lawsuit was filed on May 23, 2003 in the County Court at Law Number 1, Dallas County, Texas and is titled Cause No. CC-03-06056-A; Glenn Robbins, On Behalf of Himself and All Others Similarly Situated, and Derivatively on Behalf of Packaged Ice, Inc. vs. William P. Brick, Jimmy C. Weaver, A.J. Lewis III, Tracy L. Noll, Robert G. Miller, Steven P. Rosenberg and Richard A. Coonrod, Defendants, and Packaged Ice, Inc., a Texas corporation. The second lawsuit was filed on May 23, 2003 in County Court at Law Number 3, Dallas County, Texas, and is titled Cause No. CC-03-06055-C, Imperial County, On Behalf of Itself and All Others Similarly Situated, and Derivatively on Behalf of Packaged Ice, Inc. vs. William P. Brick, Jimmy C. Weaver, A.J. Lewis III, Tracy L. Noll, Robert G. Miller, Steven P. Rosenberg and Richard A. Coonrod, Defendants, and Packaged Ice, Inc., a Texas corporation. The two lawsuits are identical adversarial proceedings filed by two shareholders on their own behalf, on behalf of a purported class, and derivatively on behalf of Packaged Ice, Inc., now known as Reddy Group. The plaintiffs allege various breaches of fiduciary duty by the Board of Directors of Reddy Group and unjust enrichment related to the merger. The claims allege that Reddy Group failed to maximize shareholder value in the merger transaction. No specific amount of damages has been claimed. Reddy Group has answered both suits and filed a Motion to Consolidate, Special Exceptions, and Motion to Dismiss, or, in the alternative, Motion to Stay in the Robbins action. The Company has also filed a Motion to Stay and Special Exception and Motion to Dismiss in the Imperial County action. The plaintiffs filed Responses in Opposition to these motions on July 16, 2003. Based on those filings, Reddy Group removed both cases to the United States District Court for the Northern District of Texas Dallas Division on July 25, 2003. Plaintiffs opposed removal and filed motions to remand as to both actions on August 21, 2003. The Court remanded the actions to state court on February 19, 2004.

        These lawsuits are still in a preliminary stage and the ultimate outcomes are impossible to determine at this time. An unfavorable result in excess of the available insurance coverage could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

14.    SEGMENT INFORMATION

        The Company has two reportable segments: (1) ice products and (2) non-ice products and services. Ice products include the manufacture and distribution of packaged ice products through traditional ice manufacturing and delivery and the Ice Factory, which is a proprietary machine that produces, packages, stores and merchandises ice at the point of sale through an automated, self-contained system. Non-ice products and services include refrigerated warehouses and the manufacturing and distribution of bottled water. During 2001, the Company sold the majority of its ice production equipment sale and leasing business and two small refrigerated warehouses.

        The accounting policies of the segments are the same as those described in Note 2. The Company evaluates performance of each segment based on earnings before interest, taxes, depreciation, amortization, gain or loss on disposition of assets, impairment of assets, gain on extinguishment of debt and the cumulative effect of changes in accounting principles ("Segment EBITDA"). Segment assets are not a factor in the evaluation of performance. There were no intersegment sales during any of the periods presented below. Segment information for the Company for the period from May 8, 2003 (Date of Inception) to December 31, 2003 is follows:

	Successor
	Ice	Non-Ice	Total
	(in thousands)
Revenues	$79,954	$6,965	$86,919
Cost of sales	48,867	3,865	52,732

Gross profit	31,087	3,100	34,187
Operating expenses	12,509	921	13,430
Other income, net	—	—	—

Segment EBITDA	$18,578	$2,179	$20,757

        Segment information for Packaged Ice for the period from January 1, 2003 to August 14, 2003 and for the years ended December 31, 2002 and 2001 is as follows:

        For the period January 1 through August 14, 2003:

	Predecessor
	Ice	Non-Ice	Total
	(in thousands)
Revenues	$139,618	$11,651	$151,269
Cost of sales	84,384	7,258	91,642

Gross profit	55,234	4,393	59,627
Operating expenses	17,051	1,547	18,598
Other income, net	108	8	116

Segment EBITDA	$38,291	$2,854	$41,145

        For the Year Ended December 31, 2002:

	Predecessor
	Ice	Non-Ice	Total
	(in thousands)
Revenues	$216,654	$19,006	$235,660
Cost of sales	131,592	13,260	144,852

Gross profit	85,062	5,746	90,808
Operating expenses	31,127	2,612	33,739
Other income (loss), net	164	(3)	161

Segment EBITDA	$54,099	$3,131	$57,230

        For the Year Ended December 31, 2001:

	Predecessor
	Ice	Non-Ice	Total
	(in thousands)
Revenues	$223,019	$21,228	$244,247
Cost of sales	143,378	13,056	156,434

Gross profit	79,641	8,172	87,813
Operating expenses	34,026	3,346	37,372
Other income (loss), net	26	(7)	19

Segment EBITDA	$45,641	$4,819	$50,460

        A reconciliation of EBITDA to net loss before preferred dividends for the period from May 8, 2003 (Date of Inception) to December 31, 2003, the period from January 1, 2003 to August 14, 2003 and the years ended December 31, 2001 and 2000 is as follows:

	Successor	Predecessor
	May 8, 2003 (Date of Inception) to December 31, 2003		Year Ended December 31,
		January 1 to August 14, 2003
			2002	2001
	(in thousands)
Segment EBITDA	$20,757	$41,145	$57,230	$50,460
Depreciation and amortization	(7,616)	(14,528)	(24,704)	(33,816)
Gain (loss) on disposition of assets	—	11	(4,345)	49
Impairment of assets	—	—	(7,363)	—
Gain on extinguishment of debt	—	—	2,494	—
Interest expense	(10,370)	(21,063)	(34,870)	(36,686)
Income tax expense	(1,053)	—	—	—
Cumulative effect of change in accounting principle	—	—	(73,230)	—

Net income (loss) before preferred dividends	$1,718	$5,565	$(84,788)	$(19,993)

15.    QUARTERLY INFORMATION (unaudited)

        The following table summarizes the unaudited quarterly information for the period from May 8, 2003 (Date of Inception) to December 31, 2003, the period from January 1, 2003 to August 14, 2003 and the years ended December 31, 2001 and 2000. In the opinion of management, all adjustments necessary for a fair presentation of the unaudited results for the periods are included.

        For the period from May 8, 2003 (Date of Inception) through December 31, 2003:

	Successor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$—	$—	$38,641	$48,278	$86,919
Gross profit	—	—	17,118	17,069	34,187
Net income (loss) available to common shareholders before cumulative effect of change in accounting principle	—	—	5,358	(8,071)	(2,713)
Net income (loss) available to common shareholders	—	—	5,358	(8,071)	(2,713)

        For the period from January 1, 2003 through August 14, 2003:

	Predecessor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$32,567	$70,749	$47,953	$—	$151,269
Gross profit	6,776	30,229	22,622	—	59,627
Net income (loss) available to common shareholders before cumulative effect of change in accounting principle	(15,714)	7,455	11,258	—	2,999
Net income (loss) available to common shareholders	(15,714)	7,455	11,258	—	2,999

        For the year ended December 31, 2002:

	Predecessor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$32,780	$73,459	$86,452	$42,969	$235,660
Gross profit	6,627	32,373	38,035	13,773	90,808
Net income (loss) available to common shareholders before cumulative effect of change in accounting principle	(17,191)	8,154	13,353	(19,684)	(15,368)
Net income (loss) available to common shareholders	(90,421)	8,154	13,353	(19,684)	(88,598)

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS
(SUCCESSOR)

	September 30, 2004	December 31, 2003
	unaudited
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,532	$12,801
Accounts receivable, net	37,133	18,032
Inventories	8,989	7,846
Prepaid expenses	2,585	1,952
Assets held for sale	790	790

Total current assets	77,029	41,421
PROPERTY AND EQUIPMENT, net	232,689	233,440
GOODWILL AND OTHER INTANGIBLES, net	325,746	339,465
OTHER ASSETS	10	10

TOTAL	$635,474	$614,336

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term obligations	$1,868	$1,859
Line of credit	—	—
Accounts payable	17,169	11,237
Accrued expenses	14,522	20,674

Total current liabilities	33,559	33,770
LONG-TERM OBLIGATIONS	327,782	329,088
DEFERRED TAX LIABILITIES, net	60,160	60,160
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Preferred Stock, 12% Cumulative, Series A, $0.01 par value—100,000 shares authorized, 99,175 and 99,050 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	1	1
Common stock, $0.01 par value; 300,000 shares authorized; 99,175 and 99,050 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	1	1
Additional paid-in capital	203,415	193,568
Unearned compensation	(312)	(437)
Retained earnings (deficit)	7,895	(2,713)
Accumulated other comprehensive income	2,973	898

Total shareholders' equity	213,973	191,318

TOTAL	$635,474	$614,336

See notes to condensed consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Successor	Successor	Predecessor	Successor	Successor	Predecessor
	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	July 1 to August 14, 2003	Nine Months Ended September 30, 2004	Period May 8, 2003 (Date of Inception) to September 30, 2003	January 1 to August 14, 2003
	(in thousands, except per share data)
Revenues	$106,507	$38,641	$47,953	$232,416	$38,641	$151,269
Cost of sales	58,690	21,523	25,331	137,047	21,523	91,642

Gross profit	47,817	17,118	22,622	95,369	17,118	59,627
Operating expenses	8,728	4,110	3,936	25,825	4,110	18,598
Depreciation and amortization expense	5,824	2,377	2,819	17,102	2,377	14,528
Gain on disposition of assets	—	—	—	—	—	(11)

Income from operations	33,265	10,631	15,867	52,442	10,631	26,512
Other income (expense), net	(12)	—	84	(12)	—	116
Interest expense	(6,595)	(3,800)	(4,160)	(19,841)	(3,800)	(21,063)

Income before income taxes	26,658	6,831	11,791	32,589	6,831	5,565
Income tax expense	10,130	—	—	12,384	—	—

Net income before preferred dividends	16,528	6,831	11,791	20,205	6,831	5,565
Preferred dividends	3,295	1,473	533	9,597	1,473	2,566

Net income available to common shareholders	$13,233	$5,358	$11,258	$10,608	$5,358	$2,999

Basic net income per share:
Net income available to common shareholders	$140.78	$111.63	$0.56	$107.15	$178.60	$0.15

Weighted average common shares outstanding	94	48	20,164	99	30	20,159

Diluted net income per share:
Net income available to common shareholders	$140.78	$111.63	$0.54	$107.15	$178.60	$0.14

Weighted average common shares outstanding	94	48	20,871	99	30	20,808

See notes to condensed consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(SUCCESSOR)
(Unaudited)

	Number of Shares		Par Value
								Accumulated Other Comprehensive Income
	Preferred Stock	Common Stock	Preferred Stock	Common Stock	Additional Paid-In Capital	Unearned Compensation	Accumulated Deficit		Total
	(in thousands)
Balance at January 1, 2004	99	99	$1	$1	$193,568	$(437)	$(2,713)	$898	$191,318
Sale of common and preferred stock	—	—	—	—	250	—	—	—	250
Dividends on 12% cumulative preferred stock	—	—	—	—	9,597	—	(9,597)	—	—
Amortization of unearned compensation	—	—	—	—	—	125	—	—	125
Comprehensive income:
Net income	—	—	—	—	—	—	20,205	—	20,205
Change in fair value of derivative liability	—	—	—	—	—	—	—	2,075	2,075
Total comprehensive income	—	—	—	—	—	—	—	—	22,280

Balance at September 30, 2004	99	99	$1	$1	$203,415	$(312)	$7,895	$2,973	$213,973

See notes to condensed consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

		Successor
	Successor
		May 8, 2003 (Date of Inception) to September 30, 2003	Predecessor
	Nine Months Ended September 30, 2004
			January 1 to August 14, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income available to common shareholders	$10,608	$5,358	$2,999
Adjustments to reconcile net income available to common shareholders to net cash provided by (used in) operating activities:
Preferred dividends	9,597	1,473	2,566
Depreciation and amortization	17,102	2,377	14,528
Amortization of deferred debt costs and debt discount	1,805	316	23
Gain on disposition of assets	—	—	(11)
Deferred income taxes	12,384	—	—
Amortization of unearned compensation	125	22	—
Changes in assets and liabilities:
Accounts receivable, inventory and prepaid assets	(20,840)	8,213	(18,816)
Accounts payable and accrued expenses	1,492	(5,440)	(6,136)

Net cash provided by (used in) operating activities	32,273	12,319	(4,847)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(12,525)	(10,201)	(7,848)
Proceeds from disposition of assets	2,268	—	1,236
Acquisition of Packaged Ice, Inc., net of cash acquired	—	(124,570)	—
Cost of acquisitions	(5,653)	—	—

Net cash used in investing activities	(15,910)	(134,771)	(6,612)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of Packaged Ice, Inc. stock options	—	—	19
Proceeds from the issuance of common and preferred stock	250	187,600	—
Distributions to shareholders	—	(7,635)	—
Proceeds from the issuance of debt	—	285,932	—
Deferred debt costs	(485)	(12,734)	—
Borrowings (repayments) under the line of credit, net	—	(11,691)	11,691
Repayment of debt	(1,397)	(305,025)	(45)

Net cash provided by (used in) financing activities	(1,632)	136,447	11,665

NET INCREASE IN CASH AND EQUIVALENTS	14,731	13,995	206
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,801	—	6,500

CASH AND CASH EQUIVALENTS, END OF PERIOD	$27,532	$13,995	$6,706

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest	$21,883	$2,045	$31,164

Borrowings under the line of credit	$33,750	$—	$151,185

Repayments under the line of credit	$(33,750)	$(11,691)	$(139,494)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of restricted common and preferred stock	$—	$500	$—

Change in fair value of derivative liability	$(2,075)	$(143)	$(1,579)

Long-term debt incurred to purchase property and equipment and intangible assets	$—	$—	$201

See notes to condensed consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004

1.    General

        The condensed consolidated financial statements of Reddy Ice Holdings, Inc. and its wholly owned subsidiary (the "Company") included herein are unaudited, except for the balance sheet as of December 31, 2003, which has been prepared from the audited financial statements for that date. These financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). As applicable under the SEC's regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. All significant intercompany balances and transactions have been eliminated upon consolidation, and all adjustments which, in the opinion of management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods covered have been made and are of a normal and recurring nature. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end and are not necessarily indicative of results for the full year. The financial statements included herein should be read in conjunction with the consolidated financial statements and the related notes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 2003.

        Reddy Ice Holdings, Inc., a Delaware corporation (the "Parent" or "Reddy Holdings"), and its wholly owned subsidiary Cube Acquisition Corp. ("Cube"), a Texas corporation, were formed on behalf of Trimaran Fund Management LLC ("Trimaran") and Bear Stearns Merchant Banking ("Bear Stearns") on May 8, 2003 for the purpose of acquiring Packaged Ice, Inc. ("Packaged Ice") and effecting certain capital transactions in connection with such acquisition. On August 15, 2003, Cube merged with and into Packaged Ice, with Packaged Ice being the surviving corporation. As a result of the merger, Packaged Ice was delisted from the American Stock Exchange. The Parent and Cube conducted no operations during the period from May 8, 2003 through August 14, 2003. In connection with the merger, Packaged Ice was renamed Reddy Ice Group, Inc. ("Reddy Group"). The Parent and its wholly owned subsidiary Reddy Group are referred to collectively herein as the "Company" or "Successor". Packaged Ice prior to the merger on August 15, 2003 is referred to as the "Predecessor". As a result of purchase accounting, the Predecessor balances and amounts presented in these consolidated financial statements and footnotes may not be comparable to the Successor balances and amounts.

        The Company manufactures and distributes packaged ice products and bottled water and owns and operates refrigerated warehouses. The Company is the largest manufacturer of packaged ice products in the United States. The Company serves approximately 82,000 customer locations in 32 states and the District of Columbia.

2.    Acquisitions

        On August 15, 2003, Cube merged with and into Packaged Ice, with Packaged Ice being the surviving corporation. Concurrently with the closing of the merger, Packaged Ice was named Reddy Ice Group, Inc. The merger was consummated pursuant to the Agreement and Plan of Merger, dated as of May 12, 2003, by and among the Parent, Cube and Packaged Ice. Subsequent to the merger, all of the Company's operations were conducted through Reddy Group. The merger was accounted for as a purchase by Cube of Packaged Ice in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations". Total consideration was $461.0 million, including $113.0 million for common and preferred securities, $316.7 million for assumption of debt and revolving loans, $12.8 million for debt issue costs and $18.5 million in direct merger costs. The total purchase price was allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing date using valuations and other studies. The excess of the aggregate purchase price over the liabilities assumed of $280.9 million was allocated to property and equipment ($42.8 million), goodwill and other intangible assets ($289.0 million), assets held for sale ($0.2 million) and net deferred tax liabilities ($51.1 million). Other intangibles identified included customer lists, which are being amortized over useful lives of 15 to 30 years, and a trade name.

        The Company purchased the Service Ice division of L.D. Plante, Inc. ("Service Ice") and Triangle Ice Co., Inc. ("Triangle Ice") on October 1, 2003 and November 6, 2003, respectively. The total acquisition consideration was $68.7 million ($3.2 for Service Ice and $65.5 for Triangle Ice), which included debt issue costs of $0.7 million and direct acquisition costs of $0.6 million. The excess of the aggregate purchase price over the net assets acquired of $56.6 million was allocated to property and equipment ($11.9 million), goodwill and other intangible assets ($52.7 million) and net deferred tax liabilities ($8.0 million). Other intangible assets were comprised of customer lists, which are being amortized over useful lives of 15 to 30 years.

        During the nine months ended September 30, 2004, the Company completed seven acquisitions for an aggregate purchase cost of $5.7 million (referred to collectively as the "2004 Acquisitions"). The excess of the aggregate purchase price over the net assets acquired of $2.3 million was allocated to goodwill and other intangible assets. Other intangible assets were comprised of customer lists, which are being amortized over useful lives of 15 to 30 years.

        The results of operations of Service Ice and Triangle Ice are included in the Company's consolidated results of operations from October 1, 2003 and November 1, 2003, respectively. The results of operations of the 2004 Acquisitions are included in the Company's consolidated results of operations from the date of each acquisition, which range from March 1, 2004 to September 30, 2004. The following unaudited pro forma information presents (i) the combined consolidated results of operations of the Successor and Predecessor for the three and nine months ended September 30, 2003 as if the acquisitions of Packaged Ice, Service Ice and Triangle Ice and the 2004 Acquisitions had occurred on January 1, 2003 and (ii) the Successor's consolidated results of operations for the three and nine months ended September 30, 2004 as if the 2004 Acquisitions had all occurred on January 1, 2004:

	Successor	Combined	Successor	Combined
	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
		(in thousands)
Revenues	$106,527	$103,247	$233,150	$222,337
Net income available to common shareholders(l)	13,535	24,881	11,491	22,286

(1)
Net income available to common shareholders for the three and nine months ended September 30, 2004 includes a provision for income taxes of $10.3 million and $12.9 million, respectively. No provision for income taxes has been provided for in the combined three and nine months ended September 30, 2003.

        Certain of the 2004 Acquisitions provide for additional consideration to be paid to the sellers in the event the acquired operations meet certain performance targets in the twelve month period following the closing of the transaction. The maximum amount payable is $0.5 million, of which $0.3 million has been accrued in accordance with SFAS No. 141.

3.    Inventories

        Inventories contain raw materials, supplies and finished goods. Raw materials and supplies consist of ice packaging materials, spare parts, bottled water supplies and merchandiser parts. Finished goods consist of packaged ice and bottled water. Inventories are valued at the lower of cost or market basis. Cost is determined using the first-in, first-out and average cost methods.

	September 30, 2004	December 31, 2003
	(in thousands)
Raw materials and supplies	$7,553	$6,310
Finished goods	1,436	1,536

Total	$8,989	$7,846

4.    Accrued Expenses

	September 30, 2004	December 31, 2003
	(in thousands)
Accrued compensation and employee benefits	$5,545	$8,090
Accrued interest	2,499	6,346
Accrued property and sales taxes	2,751	1,128
Accrued utilities	1,883	1,029
Derivative liability	389	2,464
Other	1,455	1,617

Total	$14,522	$20,674

5.    Line of Credit and Long-Term Obligations

        On July 17, 2003, Cube completed the sale of $152 million of 8 7/8% Senior Subordinated Notes due August 1, 2011 (the "Senior Notes"). The Senior Notes were issued in connection with a private placement offering and were subsequently registered with the SEC. The Senior Notes were sold at 99.297% of the stated principal amount, which resulted in net proceeds of $150.9 million. At the closing of the merger on August 15, 2003, Reddy Group assumed Cube's obligations under the Senior Notes and the related indenture and received the net proceeds of the offering. The net proceeds were used to consummate the merger as discussed in Notes 1 and 2, which included the repayment of the Predecessor's $255 million aggregate principal amount of 9 3/4% senior notes due February 1, 2005 and the outstanding balance of $61.7 million under its bank credit facility.

        Interest on the Senior Notes is payable semiannually on February 1 and August 1, with such payments having commenced on February 1, 2004. In conjunction with issuance of the Senior Notes, $7.0 million of debt issuance costs were incurred. The Senior Notes are unsecured senior subordinated obligations of Reddy Group and are:

  •
  subordinated in right of payment to all of Reddy Group's existing and future senior indebtedness;

  •
  equal with any of Reddy Group's existing and future senior subordinated indebtedness; and

  •
  senior to any other of Reddy Group's future subordinated indebtedness, if any.

        The Senior Notes include customary covenants that restrict, among other things, the ability to incur additional debt, pay dividends or make certain other restricted payments, incur liens, merge or sell all or substantially all of the assets or enter into various transactions with affiliates. Prior to August 1, 2006, Reddy Group may redeem up to 35% of the principal amount of the Senior Notes at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in specified equity offerings. On or after August 1, 2007, Reddy Group may redeem all or a portion of the Senior Notes at a predetermined redemption price plus any accrued interest. The redemption price, as a percentage of the outstanding principal amount, is 104.438% in 2007, 102.219% in 2008 and 100.000% in 2009 and subsequent years. If Reddy Group experiences a change of control and does not elect to redeem the outstanding Senior Notes as previously described, Reddy Group will be required to make an offer to repurchase the Senior Notes at a price equal to 101% of the outstanding principal amount plus accrued interest.

        The Senior Notes are guaranteed, fully, jointly and severally and unconditionally, on a senior subordinated basis by the Parent and all of Reddy Group's subsidiaries (the "Subsidiary Guarantors"). There are currently no restrictions on the ability of the Subsidiary Guarantors to transfer funds to Reddy Group in the form of cash dividends, loans or advances. Condensed consolidating financial statements for the Parent and its wholly owned subsidiary are not presented as the Parent has no significant independent assets or operations. Condensed consolidating financial statements for Reddy Group and its subsidiaries, all of which are wholly owned, are not presented as Reddy Group has no significant independent assets or operations. Reddy Group has no subsidiaries that do not guarantee the Senior Notes.

        On October 27, 2004, Reddy Holdings issued $151 million of 10 1/2% Senior Discount Notes due 2012 (the "Discount Notes") in a private placement offering pursuant to an exemption from registration under the Securities Act of 1933. The Discount Notes were sold at 66.333% of the stated principal amount, which resulted in net proceeds of $100.2 million. Each Discount Note has an initial accreted value of $663.33 per $1,000 principal amount at maturity. The accreted value of each Discount Note will increase from the date of issuance until November 1, 2008 at a rate of 10 1/2% per annum such that the accreted value will equal the stated principal amount at maturity on November 1, 2008. Thereafter cash interest will accrue and be payable semi-annually at a rate of 10 1/2% per annum.

        The Discount Notes are unsecured obligations of Reddy Holdings and are:

  •
  not guaranteed by any of Reddy Holdings' subsidiaries;

  •
  senior in right of payment to all of Reddy Holdings' future subordinated indebtedness;

  •
  equal with any of Reddy Holdings' existing and future unsecured senior indebtedness;

  •
  effectively subordinated to Reddy Holdings' existing and future secured debt, including Reddy Holdings' guarantee of Reddy Group's senior credit facility; and

  •
  structurally subordinated to all obligations and preferred equity of Reddy Holdings' subsidiaries.

        The Discount Notes include customary covenants that restrict, among other things, the ability to incur additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire our capital stock or subordinated indebtedness, make certain investments, incur liens, enter into arrangements that restrict dividends from our subsidiaries, merge or sell all or substantially all of our assets or enter into various transactions with affiliates. Prior to November 1, 2007, Reddy Holdings may redeem up to 35% of the principal amount of the

Discount Notes at a redemption price of 110.5% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in equity offerings that are specified in the indenture governing the Discount Notes. If a change of control occurs on or prior to November 1, 2007, Reddy Holdings may, at its option, redeem all, but not less than all, of the Discount Notes at a redemption price equal to the sum of (i) the accreted value of the notes as of the redemption date, (ii) a premium equal to 125% of one year's coupon payment and (iii) any accrued and unpaid interest to the date of redemption. If Reddy Holdings experiences a change of control and does not elect to make the optional redemption described in the previous sentence, Reddy Holdings will be required to make an offer to repurchase the Discount Notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase.

        The Discount Notes are subject to registration with the SEC pursuant to the Registration Rights Agreement (the "Rights Agreement") entered into at the time of issuance. Pursuant to the Rights Agreement, Reddy Holdings will, within 150 days after the issuance date, file a registration statement with the SEC to exchange the Discount Notes for new notes of Reddy Holdings having terms substantially identical in all material respects to the Discount Notes. Reddy Holdings must also use its commercially reasonable efforts to cause the registration statement to be declared effective within 240 days after the issuance date.

        On August 15, 2003, Reddy Group entered into a $170 million senior secured credit facility, with the lenders being a syndicate of banks, financial institutions and other entities, including Credit Suisse First Boston as Administrative Agent, Canadian Imperial Bank of Commerce and Bear Stearns Corporate Lending, Inc. (the "Credit Facility"). The Credit Facility provides for a six-year term loan in the amount of $135 million (the "Original Term Loan") and a five-year revolving credit facility (the "Line of Credit") in the amount of $35 million. Proceeds of the Original Term Loan were used to consummate the merger as discussed in Note 2. On November 6, 2003, the Credit Facility was amended to provide a Supplemental Term Loan (together with the Original Term Loan, referred to as the "Term Loans") in the amount of $45 million, the proceeds of which were used to fund a portion of the Triangle Ice acquisition (see Note 3). The Supplemental Term Loan has substantially the same terms as the Original Term Loan.

        At September 30, 2004, the Company had $25.7 million of availability under the Line of Credit, net of outstanding standby letters of credit of $9.3 million. The standby letters of credit are used primarily to secure certain insurance obligations.

        Principal balances outstanding under the Credit Facility bear interest per annum, at Reddy Group's option, at the sum of the base rate plus the applicable margin or LIBOR plus the applicable margin. The base rate is defined as the greater of the prime rate (as announced from time to time by the Administrative Agent) or the federal funds rate plus 0.5%. The applicable margin is different for revolving and term loans and varies depending on Reddy Group's leverage ratio. On February 20, 2004, the Credit Facility was amended to reduce the applicable margin on term loans by 0.5%. At September 30, 2004, the weighted average interest rate on borrowings outstanding under the Credit Facility was 4.3%. Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable upon maturity of the LIBOR loan or on the last day of the quarter if the term of the LIBOR loan exceeds 90 days. Reddy Group pays a quarterly fee on the average availability under the Line of Credit based on an annual rate of 0.5%.

        The Credit Facility requires that beginning in 2004, Reddy Group will repay all borrowings under the Line of Credit and maintain a zero outstanding balance for a period of 30 consecutive calendar days during each year. This requirement for 2004 was met on August 10, 2004. The Term Loans amortize in quarterly installments over a five-year period in an annual aggregate amount equal to 1% of the original balance, with any remaining unpaid balance to be repaid in the sixth year in equal quarterly installments. Subject to certain conditions, mandatory repayments of the Line of Credit and Term Loans are required to be made with portions of the proceeds from (1) asset sales, (2) the issuance of debt securities, (3) an initial public offering of stock of the Parent and (4) insurance and condemnation awards. In the event of a change in control, as defined in the Credit Facility, all amounts outstanding will become due and payable immediately. Furthermore, within 100 days after the close of the each fiscal year (beginning with the close of the 2004 fiscal year), a mandatory prepayment of the Term Loans is required in an amount equal to a certain percentage of Reddy Group's annual excess cash flow, as defined in the Credit Facility. The percentage is based on Reddy Group's leverage ratio at the end of such fiscal year and ranges from 25% to 75%. In connection with the offering of the Discount Notes discussed above, Reddy Group amended the Credit Facility on October 27, 2004 to permit certain related transactions (see Note 11). In addition to allowing those related transactions, the amendment modified the calculation of Reddy Group's excess cash flow for 2004 such that a mandatory prepayment based on Reddy Group's 2004 results is not expected to be required.

        The Credit Facility contains financial covenants which include limitations on capital expenditures and the maintenance of certain financial ratios, as defined in the Credit Facility, and is collateralized by substantially all of Reddy Group's assets and the capital stock of all of its significant subsidiaries. At September 30, 2004, Reddy Group was in compliance with these covenants.

        On November 28, 2000, the Predecessor entered into an interest rate collar agreement (the "Collar Agreement"), which remained in effect after the merger. Under the Collar Agreement, if the Index Rate (30-day LIBOR, as defined in the Collar Agreement) exceeds 7.75%, Reddy Group will receive the difference between the Index Rate and 7.75%. If the Index Rate falls below 5.75%, Reddy Group will pay the difference plus 1%. Any amounts payable or receivable are settled monthly. The Collar Agreement has a notional amount of $50 million and matures on November 28, 2004. When Reddy Group's debt was refinanced on August 15, 2003, $0.3 million of amounts previously deferred in accumulated other comprehensive income on the balance sheet were written off, as the hedged forecasted transaction was no longer deemed probable of occurring. The Collar Agreement was redesignated as a hedge of the new Credit Facility, with subsequent changes in fair value deferred in other comprehensive income.

        If Reddy Group had been required to settle the Collar Agreement as of September 30, 2004, it would have had to pay $0.4 million plus accrued interest of $0.2 million. Reddy Group is exposed to credit risk in the event of nonperformance by the counterparty to the Collar Agreement; however, it anticipates that the counterparty will fully perform its obligations under the Collar Agreement.

        At September 30, 2004 and December 31, 2003, long-term obligations consisted of the following:

	September 30, 2004	December 31, 2003
	(in thousands)
8 7/8% Senior Notes	$152,000	$152,000
Less: Unamortized debt discount on 8 7/8% Senior Notes	(913)	(1,013)
Credit facility—term loans	178,200	179,550
Other	363	410

Total long-term obligations	329,650	330,947
Less: Current maturities	1,868	1,859

Long-term obligations, net	$327,782	$329,088

6.    Capital Stock

        Common Stock.    The Parent is authorized to issue up to 300,000 shares of common stock, par value $0.01 per share. Holders of the Parent common stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors of the Parent. Upon any liquidation or dissolution of the Parent, the holders of common stock are entitled, subject to any preferential rights of the holders of preferred stock, to receive a pro rata share of all of the assets remaining available for distribution to shareholders after payment of all liabilities. As of September 30, 2004, 11,434 shares of common stock were reserved for issuance under the Reddy Ice Holdings, Inc. 2003 Stock Option Plan.

        Preferred Stock.    The Parent is authorized to issue up to 200,000 shares of $0.01 par value preferred stock, consisting of 100,000 shares of Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") and 100,000 shares of preferred stock that is currently undesignated. The terms of the Series A Preferred Stock are set forth in a certificate of designation (the "Series A Preferred Stock Designation"). The liquidation preference per share of the Series A Preferred Stock is equal to the sum of (a) $1,000 plus (b) the amount of all accumulated but unpaid dividends on such shares. The holders of the outstanding shares of Series A Preferred Stock immediately preceding the dividend payment date shall be entitled to receive dividends, as declared by the Board of Directors, at a rate per annum equal to 12% of the liquidation amount per share. All dividends are cumulative, whether or not earned or declared, accruing on a daily basis from the issue date, and shall be payable in cash quarterly in arrears on each dividend payment date, commencing on November 15, 2003. If the Parent does not pay the cash dividends on a quarterly basis, all unpaid dividends will be added to the liquidation amount in respect of such shares on each dividend payment date. If the Parent fails to make a liquidation payment following the occurrence of a liquidation event of default, as defined in the Series A Preferred Stock Designation, the per annum dividend rate will be increased by 2% per annum during the continuation of any such event of default. In the event of liquidation, the holders of the Series A Preferred Stock are entitled to an amount in cash equal to the liquidation amount for each share. The Parent may redeem the Series A Preferred Stock at its option in whole at any time or in part from time to time, subject to restrictions as defined in the Series A Preferred Stock Designation. Series A Preferred Stock holders are not entitled or permitted to vote on any matter upon which the holders of common stock are required or permitted to vote. In connection with issuance of the Discount Notes on October 27, 2004, the Series A Preferred Stock was redeemed and all accrued dividends were paid (see Notes 5 and 11).

7.    Stock-Based Compensation

        At June 30, 2004, the Company had one stock-based employee compensation plan, the Reddy Ice Holdings, Inc. 2003 Stock Option Plan (the "Stock Option Plan"), under which stock options are granted from time to time. All of the Predecessor's stock-based compensation plans were terminated and all in-the-money options were paid out in cash in connection with the merger on August 15, 2003 (see Notes 1 and 2).

        The Company accounts for the Stock Option Plan under the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income available to common shareholders for the three and nine months ended September 30, 2004 as all stock options granted under the Stock Option Plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on the net income available to common shareholders for the three and nine months ended September 30, 2004 if the Company had applied the fair value recognition provisions of stock-based compensation as described in SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure".

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(in thousands)
Net income available to common shareholders, as reported	$13,233	$10,608
Less: Total stock-based compensation expense determined under fair value based methods for all awards	23	67

Pro forma net income available to common shareholders	$13,210	$10,541

8.    Income Taxes

        For the three and nine months ended September 30, 2004, the Company reported income before taxes. The following is a summary of the Company's income tax provision activity for the three and nine months ended September 30, 2004:

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	(in thousands)
Federal income tax at statutory rate	$9,064	$11,080
State income taxes, net of federal income tax benefits	1,066	1,304

Total provision for income taxes	$10,130	$12,384

9.    Commitments and Contingencies

        The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. There are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred. Other than those lawsuits described below, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

        The Company is a party to a lawsuit in connection with an ammonia release at its Baton Rouge, Louisiana manufacturing facility in June 2001. The case, which is a consolidation of seven lawsuits, is titled Wallace Acey, Jr., et al. vs. Reddy Ice Corporation. This lawsuit was filed August 30, 2001 in the 19th Judicial District Court, Parish of East Baton Rouge, Louisiana, and has been assigned docket number 487373 Division N. There are multiple plaintiffs who have primarily alleged injuries consisting of inconvenience, watery eyes and offensive odors. The plaintiffs have not made a specific request for relief in the lawsuit. The Company maintains insurance to cover such events and its insurance carrier is contesting the suit and plans to vigorously defend against any claims. This lawsuit is still in a preliminary stage and the ultimate outcome is impossible to determine at this time. An unfavorable result in excess of the available insurance coverage could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

        The Company was a party to two lawsuits filed in connection with the merger. The first lawsuit was filed on May 23, 2003 in the County Court at Law Number 1, Dallas County, Texas, and was titled Cause No. CC-03-06056-A; Glenn Robbins, On Behalf of Himself and All Others Similarly Situated, and Derivatively on Behalf of Packaged Ice, Inc. vs. William P. Brick, Jimmy C. Weaver, A.J. Lewis III, Tracy L. Noll, Robert G. Miller, Steven P. Rosenberg and Richard A. Coonrod, Defendants, and Packaged Ice, Inc., a Texas corporation. The second lawsuit was filed on May 23, 2003 in County Court at Law Number 3, Dallas County, Texas, and was titled Cause No. CC-03-06055-C, Imperial County, On Behalf of Itself and All Others Similarly Situated, and Derivatively on Behalf of Packaged Ice, Inc. vs. William P. Brick, Jimmy C. Weaver, A.J. Lewis III, Tracy L. Noll, Robert G. Miller, Steven P. Rosenberg and Richard A. Coonrod, Defendants, and Packaged Ice, Inc., a Texas corporation. The two lawsuits were identical adversarial proceedings filed by two shareholders on their own behalf, on behalf of a purported class, and derivatively on behalf of Packaged Ice, Inc., now known as Reddy Group. The plaintiffs alleged various breaches of fiduciary duty by the Board of Directors of Reddy Group and unjust enrichment related to the merger. The court dismissed both lawsuits with prejudice on September 30, 2004.

10.    Segment Information

        The Company has two reportable segments: (1) ice products and (2) non-ice products and services. Ice products include the manufacture and distribution of packaged ice products through traditional ice manufacturing and delivery and the installation and operations of THE ICE FACTORY®. The Ice Factory is a proprietary machine that produces, packages, stores and merchandises ice at the point of sale through an automated, self-contained system. Non-ice products and services include refrigerated warehouses and the manufacturing and distribution of bottled water.

        The Company evaluates performance of each segment based on earnings before interest, taxes, depreciation, amortization, gain or loss on disposition of assets, impairment of assets, gain on extinguishment of debt and the cumulative effect of changes in accounting principles ("Segment EBITDA"). Segment assets are not a factor in the evaluation of performance. There were no intersegment sales during the three and nine month periods ended September 30, 2004 and 2003.

        Segment information for the three month periods ended September 30, 2004 and 2003 and the period from July 1, 2003 to August 14, 2003 was as follows:

	Successor
	Three Months Ended September 30, 2004
	Ice	Non-Ice	Total
	(in thousands)
Revenues	$101,162	$5,345	$106,507
Cost of sales	55,706	2,984	58,690

Gross profit	45,456	2,361	47,817
Operating expenses	8,257	471	8,728
Other income (expense), net	(12)	—	(12)

Segment EBITDA	$37,187	$1,890	$39,077

	Successor			Predecessor
	Three Months Ended September 30, 2003			July 1, 2003 through August 14, 2003
	Ice	Non-Ice	Total	Ice	Non-Ice	Total
	(in thousands)
Revenues	$36,040	$2,601	$38,641	$45,434	$2,519	$47,953
Cost of sales	20,065	1,458	21,523	23,902	1,429	25,331

Gross profit	15,975	1,143	17,118	21,532	1,090	22,622
Operating expenses	3,818	292	4,110	3,652	284	3,936
Other income (expense), net	—	—	—	84	—	84

Segment EBITDA	$12,157	$851	$13,008	$17,964	$806	$18,770

        The reconciliation of Segment EBITDA to net income before preferred dividends for the three month periods ended September 30, 2004 and 2003 and the period from July 1, 2003 to August 14, 2003 was as follows:

	Successor	Successor	Predecessor
	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	July 1, 2003 to August 14, 2003
	(in thousands)
EBITDA	$39,077	$13,008	$18,770
Depreciation and amortization expense	(5,824)	(2,377)	(2,819)
Interest expense	(6,595)	(3,800)	(4,160)
Income tax expense	(10,130)	—	—

Net income before preferred dividends	$16,528	$6,831	$11,791

        Segment information for the nine months ended September 30, 2004, the period from May 8, 2003 (Date of Inception) to September 30, 2003 and for the period from January 1, 2003 to August 14, 2003 was as follows:

	Successor
	Nine Months Ended September 30, 2004
	Ice	Non-Ice	Total
	(in thousands)
Revenues	$218,684	$13,732	$232,416
Cost of sales	129,286	7,761	137,047

Gross profit	89,398	5,971	95,369
Operating expenses	24,460	1,365	25,825
Other income, net	(12)	—	(12)

Segment EBITDA	$64,926	$4,606	$69,532

	Successor			Predecessor
	Period from May 8, 2003 (Date of Inception) to September 30, 2003			July 1, 2003 to August 14, 2003
	Ice	Non-Ice	Total	Ice	Non-Ice	Total
			(in thousands)
Revenues	$36,040	$2,601	$38,641	$139,618	$11,651	$151,269
Cost of sales	20,065	1,458	21,523	84,384	7,258	91,642

Gross profit	15,975	1,143	17,118	55,234	4,393	59,627
Operating expenses	3,818	292	4,110	17,051	1,547	18,598
Other income, net	—	—	—	108	8	116

Segment EBITDA	$12,157	$851	$13,008	$38,291	$2,854	$41,145

        The reconciliation of Segment EBITDA to net income before preferred dividends for the nine months ended September 30, 2004, the period from May 8, 2003 (Date of Inception) to September 30, 2003 and for the period from January 1, 2003 to August 14, 2003 was as follows:

	Successor	Successor	Predecessor
	Nine Months Ended September 30, 2004	Period from May 8, 2003 (Date of Inception) to September 30, 2003	January 1, 2003 to August 14, 2003
	(in thousands)
EBITDA	$69,532	$13,008	$41,145
Gain on disposition of assets	—	—	11
Depreciation and amortization expense	(17,102)	(2,377)	(14,528)
Interest expense	(19,841)	(3,800)	(21,063)
Income tax expense	(12,384)	—	—

Net income before preferred dividends	$20,205	$6,831	$5,565

11.    Subsequent Events

        During the period from October 1, 2004 to November 9, 2004, the Company completed the acquisition of four ice companies for a total cash purchase price of approximately $10.6 million. The combined annual revenue for the acquired businesses is approximately $7 million.

        On October 27, 2004, Reddy Holdings issued $151 million of 10 1/2% Senior Discount Notes due 2012 (the "Discount Notes") in a private placement offering pursuant to an exemption from registration under the Securities Act of 1933 (see Note 5). Reddy Holdings used the net proceeds of the offering, together with an approximately $28.6 million dividend from Reddy Group, to redeem all of Reddy Holdings' existing Series A Preferred Stock for approximately $99.2 million, to pay accumulated dividends on such stock as of the date of redemption in the amount of approximately $15.1 million, and to pay a dividend of approximately $10.5 million to its common stockholders. In connection with this transaction, Reddy Group made a special transaction payment of approximately $1.2 million in the aggregate to certain members of management and certain directors. In connection with the offering of the notes and the related transactions, Reddy Ice Group amended its credit agreement.

        No dealer, salesperson or any other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations. This Prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

             shares

Common Stock

PROSPECTUS

                          , 2005

Bear, Stearns & Co. Inc.
Lehman Brothers
Credit Suisse First Boston
Goldman, Sachs & Co.
CIBC World Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table shows the costs and expenses, other than underwriting discounts, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, the registrant will pay all of these amounts. All amounts are estimated.

Securities and Exchange Commission Registration Fee		$27,071
National Association of Securities Dealers, Inc. Filing Fee		23,500
NYSE Listing Fees		*
Printing Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Agent Fees		*
Miscellaneous		*

Total	$	*

* To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and further that a corporation may indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of action or suit by or in the right of the corporation, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action described in this paragraph, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to include in its certificate of incorporation a provision to eliminate or limit the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except in the case where the director (i) breaches his duty of loyalty to the corporation or its stockholders, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the unlawful payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the Delaware General Corporation Law or (iv) obtains an improper personal benefit. The registrant's Amended and Restated Certificate of Incorporation includes a provision which eliminates directors' personal liability to the fullest extent permitted under the Delaware General Corporation Law.

        The Registrant's Amended and Restated By-Laws (the "By-Laws") will provide that the Registrant shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. The Registrant shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the board of directors of the Registrant.

        Section 145 of the Delaware General Corporation Law further provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.

        The By-Laws will provide that Registrant may, in its discretion, pay the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under the By-Laws or otherwise.

        We expect that the form of Underwriting Agreement to be filed as an exhibit hereto will provide for the indemnification of the Registrant, its controlling persons, its directors and certain of its officers by the underwriters and for the indemnification of the underwriters by the Registrant, in each case against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below are the sales of all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act of 1933.

        On July 31, 2003, we issued a parent guarantee to the initial purchasers of $152,000,000 aggregate principal amount at maturity of Cube Acquisition Corp.'s 8 7/8% senior subordinated notes due 2011. The notes were subsequently assumed by Reddy Group on August 15, 2003 in connection with the merger. We received none of the gross proceeds from the issuance of the notes or the parent guarantee.

        The initial purchasers of the notes and the principal amount purchased by each such purchaser are listed in the table below.

Name of Purchaser	Principal Amount
Credit Suisse First Boston LLC	$50,667,000
Bear, Stearns & Co. Inc.	$50,667,000
CIBC World Markets Corp.	$50,666,000

Total	$152,000,000

        The issuance of the guarantee of the Reddy Group notes to the initial purchasers was made in reliance on Section 4(2) under the Securities Act and the Reddy Group notes were subsequently resold by the initial purchasers pursuant to Rule 144A and Regulation S promulgated thereunder. The sale of the Reddy Group notes was made without general solicitation or advertising.

        On August 15, 2003 upon consummation of the merger, we sold 94,050 shares of common stock for an aggregate purchase price of $94.05 million and 94,050 shares of series A preferred stock for an aggregate purchase price of $94.05 million to the Sponsors and members of our senior management. These shares were issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering.

        On November 6, 2003, in connection with the acquisition of Triangle Ice, we sold 5,000 shares of common stock for an aggregate purchase price of $5.0 million and 5,000 shares of series A preferred stock for an aggregate purchase price of $5.0 million to all of our then-current shareholders. These shares were issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering.

        On August 16, 2004, we sold 125 shares of common stock and 125 shares of our Series A preferred stock to one of our independent directors. The shares were sold for cash proceeds equal to $1,000 per share or an aggregate of $250,000. These shares were issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering.

        On October 27, 2004, we sold $151,000,000 aggregate principal amount at maturity of our 10 1/2% Senior Discount Notes due 2012 (the "Discount Notes"). We received gross proceeds of approximately $100 million upon the issuance of the Discount Notes. The Discount Notes were sold to qualified institutional investors in a transaction complying with Rule 144A of the Securities Act of 1933 and to non-US persons under Regulation S of the Securities Act of 1933.

        The initial purchasers of the Discount Notes and the principal amount purchased by each such purchaser are listed in the table below.

Name of Purchaser	Principal Amount
Credit Suisse First Boston LLC	$60,400,000
Bear, Stearns & Co. Inc.	$45,300,000
CIBC World Markets Corp.	$45,300,000

Total	$151,000,000

        The issuance of the Discount Notes to the initial purchasers was made in reliance on Section 4(2) under the Securities Act and the Discount Notes were subsequently resold by the initial purchasers pursuant to Rule 144A and Regulation S thereunder. The sale of the Discount Notes was made without general solicitation or advertising.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits.

See Exhibit Index beginning on page II-7 of this registration statement.

(b)
Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in schedules is not applicable or is shown in the consolidated financial statements, including the notes thereto.

Item 17.    Undertakings.

(a)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on February 11, 2005.

REDDY ICE HOLDINGS, INC.
By: /s/ WILLIAM P. BRICK
Name:	William P. Brick
Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned directors and officers of Reddy Ice Holdings, Inc., do hereby constitute and appoint William P. Brick, Jimmy C. Weaver and Steven J. Janusek, and each and any of them, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our names and our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable Reddy Ice Holdings, Inc. to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement or any registration statement for this offering of securities that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, any and all amendments (including post-effective amendments) hereto, and we hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on February 11, 2005 by the following persons in the capacities indicated.

Signature	Title
/s/ WILLIAM P. BRICK William P. Brick	Chairman of the Board of Directors and Chief Executive Officer
/s/ JIMMY C. WEAVER Jimmy C. Weaver	President, Chief Operating Officer and Director
/s/ STEVEN J. JANUSEK Steven J. Janusek	Executive Vice President, Chief Financial Officer and Secretary
/s/ BETH L. BRONNER Beth L. Bronner	Director

/s/ PHILIP M. CARPENTER III Philip M. Carpenter III	Director
/s/ ROBERT J. FIORETTI Robert J. Fioretti	Director
/s/ ANDREW R. HEYER Andrew R. Heyer	Director
/s/ DAVID E. KING David E. King	Director
/s/ DOUGLAS R. KORN Douglas R. Korn	Director
/s/ TRACY L. NOLL Tracy L. Noll	Director
/s/ WILLIAM P. PHOENIX William P. Phoenix	Director

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger Among CAC Holdings Corp., Cube Acquisition Corp. and Packaged Ice, Inc. (n/k/a Reddy Ice Group, Inc.), dated as of May 12, 2003. (Exhibit 2.1)(1)
2.2	Stock Purchase Agreement by and among Reddy Ice Corporation, Triangle Ice Co., Inc., and the Shareholders of Triangle Ice Co., Inc., dated November 5, 2003. (Exhibit 2.2)(3)
3.1	Amended and Restated Certificate of Incorporation of Reddy Ice Holdings, Inc., dated , 2005.*
3.2	Amended and Restated By-Laws of Reddy Ice Holdings, Inc.*
4.1	Form of Certificate of Common Stock*
4.2	Reddy Ice Holdings, Inc. Shareholders Agreement, dated August 14, 2003. (Exhibit 9.1)(3)
4.3
Indenture of 8 7/8% Senior Subordinated Notes Due 2011 between Cube Acquisition Corp. (n/k/a Reddy Ice Group, Inc.) and CAC Holdings Corp. (n/k/a Reddy Ice Holdings, Inc.), dated as of July 31, 2003. (Exhibit 4.3)(3)
4.4
Form of Supplemental Indenture to 8 7/8% Senior Subordinated Notes due 2011 between Cube Acquisition Corp. (n/k/a Reddy Ice Group, Inc.) and CAC Holdings Corp. (n/k/a Reddy Ice Holdings, Inc.). (Exhibit 4.4)(3)
4.5	Indenture of 10 1/2% Senior Discount Notes due 2012 between Reddy Ice Holdings, Inc. and U.S. Bank National Association, as trustee, dated October 27, 2004. (Exhibit 4.2)(6)
5.1	Legal Opinion of Cahill Gordon & Reindel LLP*
10.1	Reddy Ice Holdings, Inc. 2003 Stock Option Plan, dated August 15, 2003. (Exhibit 10.1)(3)
10.2	Form of Indemnification Agreement between Officers of Reddy Ice Holdings, Inc. and Reddy Ice Holdings, Inc., effective August 14, 2003. (Exhibit 10.2)(3)
10.3	Form of Indemnification Agreement between Officers of Packaged Ice, Inc. and Packaged Ice, Inc. (n/k/a Reddy Ice Group, Inc.), effective August 14, 2003. (Exhibit 10.3)(3)
10.4	Form of Indemnification Agreement between Directors of Reddy Ice Holdings, Inc. and Reddy Ice Holdings, Inc., effective August 14, 2003. (Exhibit 10.4)(3)
10.5	Form of Indemnification Agreement between Directors of Packaged Ice, Inc. and Packaged Ice, Inc. (n/k/a Reddy Ice Group, Inc.), effective August 14, 2003. (Exhibit 10.5)(3)
10.6	Monitoring and Management Services Agreement, dated August 15, 2003. (Exhibit 10.6)(3)
10.7
Dealer Manager and Consent Solicitation Agreement among Packaged Ice, Inc. (n/k/a Reddy Ice Group, Inc.), Credit Suisse First Boston LLC, Bear, Stearns & Co., Inc. and CIBC World Markets Corp., dated July 2, 2003. (Exhibit 10.2)(2)
10.8	Investor Subscription Agreement, dated as of May 12, 2003. (Exhibit 10.8)(3)

10.9	Amendment No. 1 to the Investor Subscription Agreement, dated as of August 14, 2003. (Exhibit 10.9)(3)
10.10	Manager's Subscription Agreement, dated as of August 14, 2003. (Exhibit 10.10)(3)
10.11	Form of Reddy Ice Holdings, Inc. Stock Option Agreement, dated August 14, 2003. (Exhibit 10.11)(3)
10.12	Form of Amendment No. 1 to Reddy Ice Holdings, Inc. Stock Option Agreement of August 14, 2003, dated as of November 7, 2003. (Exhibit 10.12)(3)
10.13	Employment Agreement of William P. Brick, dated August 14, 2003. (Exhibit 10.13)(3)
10.14	Employment Agreement of Jimmy C. Weaver, dated August 14, 2003. (Exhibit 10.14)(3)
10.15	Employment Agreement of Steven J. Janusek, dated August 14, 2003. (Exhibit 10.15)(3)
10.16	Employment Agreement of Ben D. Key, dated August 14, 2003. (Exhibit 10.16)(3)
10.17	Employment Agreement of Tommy L. Dann, dated August 14, 2003. (Exhibit 10.17)(3)
10.18	Employment Agreement of Graham D. Davis, dated August 14, 2003. (Exhibit 10.18)(3)
10.19	Employment Agreement of Joseph A. Geloso, dated August 14, 2003. (Exhibit 10.19)(3)
10.20	Employment Agreement of Mark A. Steffek, dated August 14, 2003. (Exhibit 10.20)(3)
10.21	Employment Agreement of Raymond D. Booth, dated August 14, 2003. (Exhibit 10.21)(3)
10.22	Triangle Subscription Agreement, dated as of November 3, 2003. (Exhibit 10.22)(3)
10.23	Purchase Agreement among Reddy Ice Holdings, Inc., Credit Suisse First Boston LLC, CIBC World Markets Corp. and Bear, Stearns & Co. Inc., dated October 27, 2004. (Exhibit 10.1)(6)
10.24	Registration Rights Agreement among Reddy Ice Holdings, Inc., Credit Suisse First Boston LLC, CIBC World Markets Corp. and Bear, Stearns & Co. Inc., dated October 27, 2004. (Exhibit 10.2)(6)
10.25
Credit Agreement among Reddy Ice Group, Inc., Various Financial Institutions and Other Persons from Time to Time Parties Hereto, Credit Suisse First Boston, Canadian Imperial Bank of Commerce and Bear Stearns Corporate Lending Inc., dated as of August 15, 2003. (Exhibit 4.1)(3)
10.26	First Amendment to Credit Agreement among Reddy Ice Group, Inc. and certain of the Lenders, dated as of October 17, 2003. (Exhibit 4.2)(3)
10.27	Second Amendment to Credit Agreement among Reddy Ice Group, Inc. and certain of the Lenders, dated as of February 20, 2004. (Exhibit 4.1)(4)
10.28
Third Amendment to Credit Agreement and First Amendment to Parent Guaranty and Pledge Agreement among Reddy Ice Group, Inc., Reddy Ice Holdings, Inc., Credit Suisse First Boston, acting through its Cayman Islands branch, as Administrative Agent, Canadian Imperial Bank of Commerce and Bear Stearns Corporate Lending, Inc. as the Co-Syndication Agents and certain of the Lenders, dated as of October 22, 2004. (Exhibit 4.1)(6)

11.1	Statement regarding computation of per share earnings*
21.1	List of subsidiaries.†
23.1	Consent of Deloitte & Touche LLP, dated February 11, 2005.†
24.1	Power of Attorney (included in Part II of the Registration Statement)

†
Filed herewith.

*
To be filed by amendment.

(1)
Filed as an Exhibit to Packaged Ice, Inc.'s Form 8-K filed with the Commission on May 14, 2003 and incorporated herein by reference.

(2)
Filed as an Exhibit to Packaged Ice, Inc.'s Form 10-Q filed with the Commission on June 30, 2003 and incorporated herein by reference.

(3)
Filed as an Exhibit to our Form S-4 filed with the Commission on November 13, 2003 and incorporated herein by reference.

(4)
Filed as an Exhibit to our Form 8-K filed with the Commission on March 3, 2004 and incorporated herein by reference.

(5)
Filed as an Exhibit to our Form 10-K filed with the Commission on March 22, 2004 and incorporated herein by reference.

(6)
Filed as an Exhibit to our Form 8-K filed with the Commission on October 27, 2004 and incorporated herein by reference.

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SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY AND RESTRICTIONS
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY OVERVIEW
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
VALIDITY OF THE COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO FINANCIAL STATEMENTS for the Years Ended December 31, 2001 and 2002 (Predecessor), for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor) and for the period from January 1, 2003 to August 14, 2003 (Predecessor)
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONDENSED CONSOLIDATED BALANCE SHEETS (SUCCESSOR)
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (SUCCESSOR) (Unaudited)
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX